
02055389

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marubeni Corporation

*CURRENT ADDRESS 4-2, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo
100-8088
Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 616 FISCAL YEAR 3/31/01

*Complete for initial submissions only ** Please note name and address changes*

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DATE : 10/25/02

Marubeni Corporation

Annual Report 2001

For the fiscal year ended March 31, 2001



Contents

Disclaimer Regarding Forward-Looking Statements:

This annual report contains forward-looking statements about the performance and management plans of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

MISSION

Marubeni is involved in an array of industries as one of Japan's top general trading houses. To enable it to succeed in each of its businesses, Marubeni boasts the necessary expertise and knowledge, as well as specialized, enthusiastic staff. Marubeni was founded in 1858 as a textiles trading business, and its history has been one of constant response to the changing times. The Company has been swift to tackle shifts in industrial structure that have stemmed from progress in information technology (IT) and deregulation. Marubeni is building an infinite platform of potential by creating value and providing solutions for all industrial sectors. In meeting new challenges proactively, Marubeni is committed to increasing its corporate value for shareholders, business partners, regional communities and employees.

PERFORMANCE HIGHLIGHTS

Solid Results

Consolidated gross trading profit rose ¥26.3 billion, to ¥479.8 billion, while net income advanced ¥13.0 billion, to ¥15.0 billion.



Net Income
(Years ended March 31)
(Billions of yen)
24
16
8
0
-200
17.2
-117.7
2.1
15.0
1998
1999
2000
2001

Healthier Balance Sheets

At March 31, 2001, consolidated total assets were ¥5.3 trillion, which was equal to our target. Net interest-bearing debt was ¥3.1 trillion at year-end, just above the ¥3.0 trillion goal.



Net Interest-bearing Debt
(At March 31)
(Trillions of yen)
5
4
3
2
1
0
4.4
4.0
3.3
3.1
1998
1999
2000
2001

Restructuring Achievements

Our aim at March 31, 2001, was to have around 500 consolidated subsidiaries and affiliates, and to lower the proportion of unprofitable companies to below 20%. At the close of the term, we had 598 consolidated subsidiaries and affiliates, which was down 48 from the previous year but did not reach our target. We succeeded in lowering the proportion of unprofitable companies to 19.7%.

Integration of Steel Products Operations

Marubeni agreed to consolidate operations in the iron and steel field with those of Itochu Corporation by establishing a 50-50 joint venture, Marubeni-Itochu Steel Inc., which will be formed on October 1, 2001.



Number of Consolidated Subsidiaries and Affiliates
(At March 31)
800
640
480
320
160
0
693
689
646
598
1998
1999
2000
2001

Key Business Areas

Marubeni invested aggressively in strategic business areas during the year under review. These included the network infrastructure business, with Group company Vectant, Inc., at its core. The Company also acquired North Sea oil field rights, bought the Mibugawa Hydro Power Station, and invested in food wholesaling businesses and supermarkets.

A MESSAGE FROM THE PRESIDENT

Financial Results

Marubeni launched VISION2000, a three-year master policy, in April 1998. Under this initiative, we have been striving to contribute to the world economy as a value-creating, globally networked enterprise. In April 1999, to respond to drastic changes in our operating environment, we implemented the two-year VISION2000 Restructuring Plan, through which our top management priority is to streamline balance sheets by enhancing asset efficiency and curtailing interest-bearing debt.

We have almost reached the objectives of the VISION2000 Restructuring Plan. Our operating profits are recovering, creating the foundations for our transformation to a more aggressive business structure.

Economic Environment

In the fiscal year ended March 31, 2001, the U.S. economic slowdown braked the Japanese economy, while the IT revolution accelerated in Japan. The United States experienced deceleration in capital investment and personal consumption. In contrast, consumption recovered in Europe, and exports were higher due to expansion supported by the weakness of the euro. In Asia, exports soared in the first half of the year on the strength of a global IT boom. Capital investment was brisk, mainly to increase production capacity in IT equipment and electronic parts. In the second half, however, Asian economies slowed as IT demand in the United States shrank. In Japan, IT investment expanded steadily in line with strong corporate earnings. Nonetheless, the domestic economy lacked vigor because personal consumption remained slack amid concerns over rising unemployment and declining incomes. In addition, exports to the United States and other Asian markets flattened, leaving the Japanese economy in the doldrums from the second half of the year. Japan entered 2001 with worsening deflation and falling stock prices. The Bank of Japan responded to this situation by flooding the capital markets with funds and effectively resurrected its zero interest rate policy. Japan's balance of payments decreased as imports of IT equipment and textiles from other Asian countries rose.

Operating Performance

Improved profitability helped Marubeni increase gross trading and operating profits in the fiscal year ended March 31, 2001. Net income grew greatly, to ¥15.0 billion.

FINANCIAL HIGHLIGHTS

Marubeni Corporation
Years ended March 31, 2001 and 2000

	Millions of yen		Percentage change	Thousands of U.S. dollars
	2001	2000		**2001**
For the year:				
Total volume of trading transactions	**¥9,436,863**	¥10,222,442	(7.7)%	**$76,103,734**
Gross trading profit	**479,754**	453,496	5.8	**3,868,984**
Income before income taxes and equity in earnings	**6,688**	5,419	23.4	**53,935**
Net income	**15,036**	2,060	629.9	**121,258**
At year-end:				
Total assets	**5,320,604**	5,584,353	(4.7)	**42,908,097**
Total shareholders' equity	**342,297**	324,301	5.5	**2,760,460**
	Yen		Percentage change	U.S. dollars
Amounts per 100 shares:				
Basic earnings	**¥1,006**	¥138	629.0%	**$8.11**
Diluted earnings	**940**	138	581.2	**7.58**

Note: U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing exchange rate of ¥124 to US$1 as of March 31, 2001.

Restructuring Overview

The VISION2000 Restructuring Plan delivered improvements in four key areas in the fiscal year ended March 31, 2001.

Financial Restructuring

We stepped up efforts to cut consolidated total assets and interest-bearing debt and trim our balance sheets. At the same time, we reduced interest and other expenses as part of an overall cost-reduction drive.

We achieved the VISION2000 Restructuring Plan's goal of lowering consolidated total assets to ¥5.3 trillion by the end of the fiscal year under review. Net interest-bearing debt was ¥3.1 trillion at year-end, just above the target of ¥3.0 trillion.

We refrained from paying dividends for this fiscal year as part of a concerted, ongoing management effort to increase shareholders' equity.

Shareholders' Equity
(Billions of yen)

	March 31, 1999	March 31, 2000	March 31, 2001	Change from March 31, 1999
Shareholders' equity	¥354	¥324	¥342	-¥12
ROE	—	0.61%	4.51%	



Shareholders' equity
Net debt-to-equity ratio
(Billions of yen)
(Times)
500
400
300
200
100
0
12
11
10
9
8
0
11.2
10.3
9.0
354
324
342
March 31, 1999
March 31, 2000
March 31, 2001

Business Restructuring

We have endeavored to decrease the proportion of unprofitable operations, liquidating loss-making and noncore businesses while cutting the number of consolidated subsidiaries and affiliates. In the year under review, we liquidated or sold 96 consolidated subsidiaries or affiliates, and newly consolidated 48 companies. At the close of the term, therefore, we had 598 consolidated companies, down 48 from 12 months earlier.

Unfortunately, we failed to meet our target of having around 500 consolidated companies as of March 31, 2001. However, we did make considerable progress in that just 19.7% of these companies were unprofitable, down from 26.3% at the end of the previous fiscal year, in line with our goal of lowering the proportion to below 20%.

Consolidated Net Profit of Group Firms



Net profit of group firms (Billions of yen)
Number of firms
(Start of restructuring)
75
50
25
0
-25
-50
-75
600
500
400
300
200
100
0
484
459
476
480
37
5
42
48
9
66
32
-32
-72
-30
-33
-35
209
230
170
118
March 31, 1998
March 31, 1999
March 31, 2000
March 31, 2001
Surplus amount
Deficit amount
Net profit of group firms
Profit-making firms
Loss-making firms

	March 31, 1998	March 31, 1999	March 31, 2000	March 31, 2001
Total number of group firms	693	689	646	598
Ratio of loss-making firms to total	30.2%	33.4%	26.3%	19.7%

Personnel Restructuring

As well as trimming our balance sheets and liquidating operations, we reduced personnel in the fiscal year ended March 31, 2001. Marubeni had 4,652 employees as of April 1, 2001, down 399 from a year earlier. This level was well below our target structure of 5,000 people by the end of March 2001.

Organizational and Management System Reforms

In April 2000, to accelerate decision-making and implementation, we realigned our business operations into 12 divisions, each under the direct supervision of the president. We also established the Risk Management Division to centralize groupwide risk control.

@ction 21—A New Medium-Term Management Plan

In April 2001, we instituted *@ction 21*, a two-year management initiative that supercedes the VISION2000 plan covering the period from April 1998 to March 2001. *@ction 21* is pivotal to Marubeni's drive to become a value creator in the 21st century, and thus makes the expansion of earnings and shareholders' equity top management priorities. This new initiative features specific action plans, through which we aim to expand and progress by aggressively seizing new opportunities.

We limited *@ction 21* to two years because we recognize that in this age of speed we cannot survive without quickly endorsing and executing our operating strategies. The name of this plan reflects our desire to capitalize on the expanded horizons that the Internet has created.

Consolidated Targets for the Fiscal Year Ending March 31, 2003

Our consolidated targets for the fiscal year ending March 31, 2003, are as follows:

Net income	¥50 billion
Shareholders' equity	¥400 billion
Net interest-bearing debt	¥2.8 trillion

We expect to derive more than 80% of this target net income from our core businesses and regions described later in this message.

Three Basic Policies

We will tackle three challenges in expanding earnings and shareholders' equity:

- Reallocation of management resources
- Realization of sufficient returns corresponding to risks
- Business expansion leveraged by advanced trading house functions

Key Operating Priorities

We will concentrate on four business areas: IT, natural resources and utility services, raw materials and finished goods, and retail and services.

Information Technology:

Marubeni seeks to make IT a massive source of earnings by serving a growing industrial and social reliance on network services and infrastructure.

- We will continue to provide undersea fiber-optic cables, domestic communication lines, and voice and data communications operations through direct network connections to subscribers, cable television, and other infrastructure businesses.
- We will provide services that build on the Internet business and solutions, such as constructing systems, operating customer support centers, handling monetary settlements, and providing back-office services for logistics and other activities.
- We will focus on sales of high-technology, communications, advanced medical and other equipment, such as personal computers (PCs).

Natural Resources and Utility Services:

We will step up our responses to growing global demand, and expand earnings in areas in which we already have a high profile as a trading house—the development of energy, nonferrous metals, grain and other resources, and the electric power business.

Natural Resources
and
Utility Services

Information
Technology

Raw Materials
and
Finished Goods

Retail
and
Services

- We will endeavor to maintain stable supplies of grain domestically and abroad by harnessing our global network and logistics bases to develop and trade resources.
- We will continue our heavy involvement in prominent resources projects. Examples include the Qatar liquefied natural gas (LNG) project that produces seven million tons of gas per year, and oil field development in India and the North Sea. In nonferrous light metals, we mine and smelt aluminum in Australia and copper in Chile. On the utilities front, we participate in power projects around the globe and have entered into the domestic electric power retail area with the purchase of Mibugawa Hydro Power Station.
- We will continue to invest in outstanding projects while expanding our business in the power market, such as through power trading domestically and abroad, and by generating electricity.

Raw Materials and Finished Goods:
The trading of materials and related products is a traditional strength for Marubeni. We will continue to maintain and increase our earnings from these operations:

- We will concentrate on resources and related products in which we are already strong and can anticipate growth, thereby consolidating our leadership. These areas include pulp and paper (woodchips, pulp, paper and cardboard) and electronic materials.

Retail and Services:
Marubeni will seize new opportunities in retailing and services created by the emergence of the software- and services-oriented new economy, and a growing market in which various industries join hands to meet consumer demand.

- We will harness our comprehensive resources to invest in supermarkets.
- We will increase our involvement in apparel and food distribution.
- We will offer more solutions in financial and logistics services.

Building New Businesses

To strengthen our financial and logistics capabilities in new fields, we established the Finance & Logistics Division. This operation will create solutions in such areas as fund business, securities business, online financial services, asset management, third-party logistics (3PL) and insurance.

We formed the Business Incubation Department as our business operations arm to cultivate new technologies and business models and invest in promising new areas, such as biotechnology and nanotechnology.

Our High-Priority Regions

The *@ction 21* management plan emphasizes Japan, other parts of Asia and the United States. Asia is an important production and supply center, and is becoming an increasingly important consumer market as a result of rising living standards. The United States is important as a source of new technologies and business models, and is a crucial strategic base for expanding our operations in the North American market.

Evolution of our Management System

Our management system reforms focus on initiatives that will allow top management to allocate resources to high-return fields, strengthening or transforming weak businesses and allowing them to become superior competitors. To complement our initiatives, we will introduce an executive officer system to aim for further reinforcement of front operations.

New Balance Sheet Management System:
To use funds more efficiently, we will set an upper limit for consolidated net interest-bearing debt and fixed assets in each business division, and aim to clarify which divisions we will place as our high-priority fields.

New Portfolio and Risk Management System:
We will implement an integrated risk management system that quantifies various types of business risks, taking into account the dispersion effects and correlation of the risks overseen separately by country and credit rating.

PATRAC—A New Management Driver:
We will launch a new consolidated management index called PATRAC and will make the best effort to maximize it in order to increase our company value. PATRAC stands for Profit after Tax less Risk Asset Cost, which is calculated from consolidated net profit less risk asset costs.

Organizational Reforms

In line with our goal to restructure administration, we divided administrative responsibilities between the corporate staff group, which assists top management and concentrates on companywide risk management, and Marubeni Management Resources Corporation (MMR), a shared service company. We also strengthened the capabilities of both organizations. MMR has three core goals: to cut costs by deploying streamlining policies; to improve customer-centric services; and to build specialized teams with advanced expertise. MMR aims to realize a one-stop business that can increase earnings by handling outsourcing from within and outside the Group.

We recently concluded an agreement to consolidate operations in the iron and steel field with those of Itochu Corporation through a 50-50 joint venture, Marubeni-Itochu Steel Inc., that will be formed in October 2001. We are currently preparing to launch operations through the new company.

Outlook for the Fiscal Year Ending March 31, 2002

In the fiscal year ending March 31, 2002, we expect a mild recovery in the U.S. economy in the second half of the year as a result of further financial deregulation and inventory adjustments, complemented by large tax cuts that are increasingly likely. Despite slightly slower economic growth, Europe is expected to remain strong, underpinned by income tax cuts.

Overall, Asia should improve somewhat, with exports recovering as the U.S. economy turns around, and fiscal stimulation packages start to deliver results. However, some ASEAN countries still face structural problems owing to the massive nonperforming loans of financial institutions, and it will take time for these nations to return to stability.

In Japan, we cannot tell exactly when personal consumption will recover. We can say, however, that companies will maintain high capital expenditure, primarily in IT, in the drive to enhance efficiency and help exports recover. The financial markets should stabilize once banks write off their nonperforming debts, which should boost consumer and corporate confidence. These factors suggest that the Japanese economy will slowly recover from the second half of the year.

In the year ahead, we and all Marubeni employees will do our best to swiftly execute measures toward "Expansion and Evolution" (expansion in profit base and business domains, and evolution of functions and management systems) while becoming a much more aggressive player, thus reaching the numerical targets of that plan. We look forward to your continued encouragement and support for these endeavors.

July 2001

Tohru Tsuji, President and CEO, Director



IT Business Division

Utility & Infrastructure Division

Plant & Ship Division

Transportation &
Industrial Machinery Division

Energy Division

Metals & Mineral Resources Division

Iron & Steel Division

Chemicals Division

Forest Products &
General Merchandise Division

Agri-Marine Products Division

Textile Division

Development &
Construction Division

Finance & Logistics Business Division

IT BUSINESS DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
393.2
451.1
2000
2001

Trading transactions climbed 14.7%, or ¥57.9 billion, on the strength of growth in the information and telecommunications sectors.



Gross trading profit
(Years ended March 31)
(Billions of yen)
37.3
41.3
2000
2001

Gross trading profit was up 10.8%, or ¥4.0 billion.

The IT Business Division is engaged in diverse new IT businesses represented by the rapidly evolving Internet and mobile telecommunications fields.

The division established Vectant to provide a full range of services by taking advantage of the FLAG, FA-1 and PC-1 undersea fiber-optic cables, which create a global network. Vectant manages an extensive domestic trunk line network linking land terminals and key cities, and also manages fiber-optic networks in major cities. Vectant oversees such subsidiaries as Marubeni Information Systems Co., Ltd., and Marubeni Telemarketing Corporation. It is also expanding the division's business scope through its data center business and the creation of electronic commerce systems.

These capabilities have allowed the division to offer an array of e-commerce, portal site and other Internet businesses.

In mobile telecommunications, Marubeni Telecom Co., Ltd., is preparing to serve growing demand for message diversion, map information and other contents services. In broadcasting, the division has a stake in the BS Asahi channel. It also established multiple systems operator (MSO) cable television companies, with such partners as Fujitsu Limited and Matsushita Electric Industrial Co., Ltd. These MSOs will efficiently employ Vectant's infrastructure for fiber-optic broadband networks needed in digital broadcasting and interactive communications services.

The division set up Hewlett-Packard Solutions Delivery, Ltd., which has launched systems solutions services. The division has also invested in medical ventures in the United States to expand its health and medical care business by, for example, importing advanced medical equipment developed by those ventures.

Main Products

- **Network/Multimedia** Telecommunications services and subscriptions, CATV operations, BS and CS satellite broadcasting, IP network service, audiovisual/game software contents production and distribution
- **Enabler Business** Data center/call center business, ISP, ASP, CTI/CRM solutions, systems integration/development/operation, operation of debit card information center, financing services to B2B market sites, e-commerce transactions and backoffice services, contactless IC tag system, prepaid card system for pachinko games
- **IT Products** PCs, digital-related products and peripherals, network-related hardware, PC software, semiconductor-related equipment, ICs and electronic devices, services, systems and equipment for mobile communications, Internet contents, business development for wireless Internet, Internet application systems and e-commerce solutions
- **Medical** Advanced medical equipment and devices, solutions services for hospitals and clinics, health care network services, services related to assisting the elderly, analytical equipment and devices related to bioscience
- **Communications** Outside plant/backhaul, transmission equipment, switching equipment, access equipment, mobile communication system, IP network equipment and network construction, automatic fingerprint identification system, letter handling system

Video Transport and Web Casting Company Established

In November 2000, Marubeni established Nexion Corporation, which will produce, amass and distribute broadband digital video contents. The emergence of digital broadcasting, multichannel and broadband services should gradually raise demand for video contents. By using Vectant's fiber-optic networks in Japan and abroad, Nexion will be able to offer highly reliable and competitive services to create new markets fusing communications and broadcasting.

Building Comprehensive Communications Services

To solidify its position in next-generation communications, Marubeni integrated its global information and communications businesses with Vectant, which it established in August 1999 in New York. Vectant owns shares of the FLAG cable between Japan and the United Kingdom, the cross-Atlantic FA-1 cable, and the PC-1 cable linking Japan and the United States. Through subsidiary Global Access Ltd., Marubeni also owns a domestic trunk line network and a building that houses telecommunications and networking equipment. These capabilities allow Marubeni to provide complete, high-quality solutions in such fields as e-commerce, network applications and electronic banking. Vectant maintains Japanese subsidiaries and affiliates that have obtained Type I Carrier and Special Type II Carrier licenses to deliver comprehensive communications services.


NEXION
Nexion Corporation logo

CyberLogistics Provides Integrated Back-Office Support

Marubeni established CyberLogistics Corporation to provide integrated back-office support services. Group companies Kanto Electronics Corporation, Computer Wave Inc. and Sofmap Co., Ltd., have invested in this company.

Businesses today require companies to be armed with such IT systems as enterprise resource planning (ERP), supply chain management (SCM) and customer relationship management (CRM), and well-planned and effective logistics that bring superior competitiveness in the marketplace. These come with a burden, however, if companies independently develop and manage their systems and organization, because of the necessary massive expenditures, risk of obsolescence and dispersion of valuable corporate resources.

CyberLogistics provides companies with common IT infrastructures as an application service provider (ASP) as well as logistics services as a 3PL provider. CyberLogistics helps companies concentrate their resources on core operations and strengthen their core competence, providing integrated back-office support in the form of ASP and 3PL services.


Japan
FLAG
PC-1


AC-1
FA-1
PC-1
FLAG
PAC
SAC
MAC
Global fiber-optic network for broadband communication

Handling Domestic Sales Rights to da Vinci Robot Surgical System

Marubeni has exclusive sales rights in Japan to da Vinci, a robot surgical system made by Intuitive Surgical Inc. of the United States.

Silicon Valley-based Intuitive Surgical developed and manufactures da Vinci, which combines robot technologies and three-dimensional imaging technologies with high-performance computers for minimally invasive surgery. Marubeni promotes the domestic distribution of highly advanced medical equipment that helps improve quality of life (QOL) and reduce medical treatment costs.


EDI
1 : 1
Web EDI
1 : N
Market Place
N : N
Kanto Electronics Corporation
Marubeni Telecom Co., Ltd.
Computer Wave Inc.
New Subsidiary
Marubeni Solutions Corporation
Sofmap Co., Ltd.
New Subsidiary
SCM/CRM
ERP
3PL (Third-Party Logistics)
Operational chart of CyberLogistics Corporation

Automated Mail Processing Systems Delivered to Brazil's Post Office

In May 2000, Marubeni concluded an agreement to supply Empresa Brasileira de Correios e Telegrafos, Brazil's post office, with NEC automated mail processing systems. The ¥7 billion deal is financed mainly by buyers credit from the Japan Bank for International Cooperation. The new system is central to plans by Brazil's Ministry of Communications to modernize the nation's postal service. The contract entails installing nine mail sorting machines in São Paulo and five other states over two years. The new setup will slash mail delivery delays and further streamline postal services. Marubeni hopes to develop other systems for Empresa Brasileira de Correios e Telegrafos in the future, and also cultivate new services that employ postal facilities.


The da Vinci robot surgical system


Automated mail processing systems

UTILITY & INFRASTRUCTURE DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
500
400
300
200
100
0
456.0
424.6
2000
2001

Reduced offshore transactions cut trading transactions 6.9%, or ¥31.4 billion.



Gross trading profit
(Years ended March 31)
(Billions of yen)
15
12
9
6
3
0
6.0
10.1
2000
2001

Gross trading profit rocketed 70.1%, or ¥4.2 billion, owing to the expansion in the overseas electric power business.

The Utility & Infrastructure Division is involved in power, water and solid waste management, railways, airports, ports and harbors, and other public and infrastructure projects.

In its overseas power operations, the division serves conventional engineering-procurement-construction (EPC) projects and also engages in independent power producer (IPP) projects in response to a global wave of deregulation and privatizations. It plans to expand its investments, primarily in Asia and Europe.

In Japan, the division concentrates on power business through the Mibugawa Hydro Power Station, which it purchased in August 2000. The division is one of the leading providers of wind power and is developing operations to serve Hokkaido and the rest of Japan. It also sells fuel cells and other distributed power systems.

Environment and community infrastructure operations encompass such fields as water purification, waste water treatment and solid waste management. They also include public facility projects such as hospitals, government offices and schools in Japan and abroad. As well as managing conventional EPC projects funded by official development assistance (ODA) and other government lending programs, they also handle private build-operate-transfer (BOT) and build-own-operate (BOO) projects. In Japan, the operations oversee private finance initiatives (PFI), including operation and management contracts for existing facilities.

Railway and transport project operations concentrate on overseas transportation EPC projects backed by yen credits and other government funding. They also manage transportation infrastructure schemes for such projects as airports, ports and harbors, bridges and roads. Domestically, transport project operations comprise railway network construction and expansion planning in major cities, and have expanded to encompass IT deployments in railway stations.

Main Products

- **Power Projects** Development and investment of power projects (thermal, hydro, wind power, etc.), EPC of power plants, sub-stations and transmission lines, environmental systems, supply of power plant equipment (turbines, boilers and balance of plant), sub-station equipment, transmission lines, environmental equipment and ESCO
- **Environment and Community Infrastructure** Water and waste water treatment, solid waste management, environmental projects, PFI for public facilities (hospitals, government offices, schools, etc.)
- **Railway and Transportation** Mass-transit systems, new transit systems, rolling stock, railway equipment, signaling and telecommunications systems, airport equipment (radar navigation, ILS system), meteorological systems, transportation infrastructure (airports, ports and harbors, bridges, roads)

Entering Power Business through Mibugawa Hydro Power Station

The Mibugawa Hydro Power Station was constructed by Showa Denko K.K. as part of the overall development of Mibugawa in Nagano Prefecture. Mibugawa Power Company was established in August 1960, and began operating with a government-approved maximum rated output of 32.2 megawatts. It completed the construction of its second generating unit in December 1963 and the first generating unit in April 1964.

The station takes up to 10 cubic meters of water per second through 12 intake channels fed by Japan's Southern Alps. A tunnel feeds into a reservoir, from which water drops 600 meters through a penstock to drive a turbine.

In August 2000, Showa Denko transferred all Mibugawa Power Company's shares to Marubeni. By efficiently harnessing the station, the Company will provide an energy source that does not emit carbon dioxide and is thus environment-friendly. It will also help in the development of nearby Hase village, and contribute to society.

Marubeni Buys Mindanao Geothermal Power Plant in the Philippines

The Mindanao Geothermal Power Plant units 1 (47 megawatt) and 2 (48 megawatt) at Mount Apo in Mindanao, the Philippines, are the fruit of a BOT project in which Marubeni has invested. The IPP units have achieved very high reliability since their completion in 1997 and 1999, respectively. In June 2000, Marubeni acquired partner Oxbow Power Corporation's 50% interest in the two Mindanao Geothermal Power Plant units, bringing the Company's stake to 100%.

As a result, Marubeni wholly owns the Mindanao Geothermal Power Plant and oversees operations and maintenance. Prior to the acquisition, the Company established Marubeni Energy Services Corporation, which hired about 70 skilled engineers and operators to oversee facilities. Under that company's management, the two plants have contributed to Marubeni's earnings while continuing to ensure high reliability factors and deliver stable supplies of electricity to customers in Mindanao.

Marubeni plans to make similar acquisitions of outstanding companies, focusing on the Asia-Pacific region.



Mibugawa Hydro Power Station

Coal-Fired Thermal Power Station Project in India

Marubeni is working with the Electric Power Development Co., Ltd., a Japanese utility company, and BPL Group, a major Indian electronic goods and appliances manufacturing conglomerate, to construct and then run a 520-megawatt mine-mouth coal-fired power station in Ramagundam in the State of Andhra Pradesh. Under this BOO power project, the new facility will supply power to a state-owned transmission company over 30 years.

Marubeni is the sole contractor for construction, which will be completed in mid-2004, when the facility goes online. The facility will use local coal to avoid supply-side price fluctuations and ensure stable electricity pricing.

This is Marubeni's second BOO power project in India. The first was the Pillaiperumalnallur combined-cycle power project, now in commercial operation, for which financing closed in 1999. Marubeni's experience helped secure favorable financing in India and from abroad, without which this new project might never have materialized.



Mindanao Geothermal Power Plant in the Philippines



Coal-fired thermal power station project, under construction in Ramagundam, India

China's First BOT Water Treatment Plant Project Makes Progress

In July 1998, Marubeni and Compagnie Générale des Eaux (CGE) concluded a BOT water treatment plant contract with the Chengdu Municipal Government in Sichuan Province, China. Construction has remained on schedule since it started in August 1999. CGE is the world's largest water operations company and is part of France's VIVENDI Group.

The project entails building water intake facilities with a daily capacity of 800,000 cubic meters, a water treatment plant that will supply 400,000 cubic meters of water a day, and a 27-kilometer water pipeline. Marubeni and CGE will transfer the facilities to the municipality after fifteen and a half years. The project is worth about ¥12.0 billion. Commercial operations should begin in early 2002.

The project is in line with the Chinese Government's policy to develop the western areas of the nation, and will contribute significantly to Chengdu's water infrastructure. At the Western Forum convened in Chengdu in October 2000, this BOT effort was lauded as a model project.



Construction of a water treatment plant in Chengdu, Sichuan Province, China

Passenger Railway Improvement Project Completed for Republic of Uzbekistan

In August 1998, Marubeni signed a contract with Uzbekistan Railways for a ¥5.6 billion project in Tashkent, the nation's capital, covering the delivery of 25 coaches and spare repair parts for existing rolling stock, the modernization of the No. 2 Tashkent Passenger Coach Depot, the supply and installation of workshop tools and materials, and overseas management training for repair workshop personnel. The order was funded through a loan from the Japan Bank for International Cooperation. The project was completed, on schedule, in February 2001.

Also in August 1998, Marubeni signed a contract for the Uzbekistan Three Local Airports Modernization Project, which was also completed on time. Marubeni has earned an outstanding reputation for its achievements in Uzbekistan, and plans to continue focusing on public transport improvement projects in Central Asia.



Passenger railway improvement project for Uzbekistan Railways

PLANT & SHIP DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
697.5
511.4
700
560
420
280
140
0
2000
2001

Trading transactions plunged 26.7%, or ¥186.1 billion, primarily because of a downturn in projects for Southeast Asia.


Gross trading profit
(Years ended March 31)
(Billions of yen)
19.6
20.2
25
20
15
10
5
0
2000
2001

Other operations abroad performed well, boosting gross trading profit 3.2%, or ¥600 million.

This division constructs and supplies plants, and supplies and leases ships.

The plant business concentrates on providing EPC services for cement, sugar, pulp and paper, steel, textiles, oil and gas, petrochemicals and fertilizer plants. By selectively focusing on core markets for each field and product, the division aims to increase its orders and bolster profitability.

In outstanding projects not vulnerable to market risks, the division seeks stable profits by participating in BOT and BOO projects. The division also engages in resources development, environment-related projects, and commercializes operate-and-maintenance (O&M) services, while cultivating such new earnings sources as IT projects for current customers.

In the shipping business, the division focuses on supplying new and used cargo ships and tankers. It is endeavoring to expand its business ties with shipowners and shipyards in Japan and abroad. The division also participates in high-value-added projects, such as liquefied petroleum gas (LPG) and LNG carriers, and special cargo vessels.

The division owns and operates a fleet through Marubeni Group companies Royal Group and Koyo Line Ltd.

Main Products

- **Industrial Plant** Plants and related equipment for cement, paper, pulp and sugar, textiles plants, plants and related equipment for iron and steel industry, heavy machinery and environmental protection
- **Energy and Chemical Projects** Oil and gas upstream and midstream, refineries, petrochemical and fertilizer plants, financial structuring, participation and investment in new ventures related to these fields
- **Ship** Oceangoing vessels, offshore constructions, ship materials and equipment

Pakistan Oil Refinery Completed

In December 2000, Marubeni and JGC Corporation (JGC) completed the construction of Pakistan's largest grass-roots oil refinery, with a production capacity of 100,000 barrels per day. The project, promoted by Pak-Arab Refinery Limited (PARCO), is part of a national project to meet booming local demand for petroleum products. Marubeni executed the local construction and JGC was separately responsible for the supply of equipment. Japan Bank for International Cooperation (JBIC) provided a buyer's credit, while Marubeni contributed a commercial loan. The government of Pakistan was highly appreciative of Marubeni, JGC, JBIC and the Japanese government for their tremendous effort in completing construction on time.

Internet Trading of Plant Maintenance Parts Launched

As part of an e-commerce effort in the plant sector, Marubeni launched an Internet service in December 2000 for trading such maintenance parts as gears and bearings, as well as motors and other general-purpose machinery. This system links six sites, including those for domestic textiles plant manufacturers, as well as for American and French parts sales and logistics companies. The system currently handles about 25,000 items, with transactions expected to reach ¥2 billion in the first year of operations. Marubeni plans to expand the system to encompass domestic plant supplies and Asian textiles manufacturers, petrochemical companies, steel and nonferrous metals makers, and cement producers.

Evergreen Orders More Container Ships

Marubeni and Mitsubishi Heavy Industries, Ltd., are currently building vessels as part of cumulative orders for 38 large container ships for Taiwan's Evergreen Group. The order includes 18 U-class 4,900-TEU and five E-class 6,400-TEU container vessels. Final deliveries are scheduled for January 2003.

Evergreen began its fleet renewal program in 1991. The company is putting these highly advanced vessels into service as they are completed, thereby boosting capacity and shortening sailing times, and enhancing its industry-leading position.

Continuous Pickling Rolling Coupled to Tandem Cold Mill Delivered to China

Earlier in 2001, a consortium led by Marubeni and comprising Hitachi, Ltd., Mitsubishi Heavy Industries and Mitsubishi Corporation completed the commissioning of a continuous pickling line coupled to a tandem cold mill at Shanghai Baosteel Group Corporation, China's largest steelmaker. The state-of-the-art facility can produce 1.1 million metric tons annually. The mill will allow Shanghai Baosteel Group to make high-grade steel sheet, such as quality steel sheet for automobiles, as well as silicon steel sheet. This mill will help China reduce its current heavy reliance on high-grade steel sheet imports.



PARCO's oil refinery


Buyer Menu

e-commerce site for plant maintenance parts


EVERGREEN

One of the new container ships for the Evergreen Group

TRANSPORTATION & INDUSTRIAL MACHINERY DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
1,200
960
720
480
240
0
1,139.8
836.5
2000
2001

Trading transactions fell 26.6%, or ¥303.3 billion, owing to a decrease in automobile trading.



Gross trading profit
(Years ended March 31)
(Billions of yen)
60
48
36
24
12
0
58.3
53.2
2000
2001

Gross trading profit dropped 8.7%, or ¥5.1 billion, owing to reductions in exports of construction machinery and slower domestic operations.

This division comprises three groups—automobiles and construction machinery; production and industrial machinery; and space, defense and aircraft—and six business departments.

The division's automobiles and construction machinery operations aim to contribute to earnings through trade, centering on the export of completed vehicles and parts, and by managing operating companies around the globe. In the automobile business, focus has been shifted from conventional trading business to the midstream while cultivating businesses downstream, such as by building dealer networks. Construction machinery operations concentrate on managing operating companies in developed nations and on large export projects for Asia, the Middle East and Africa.

Production and industrial machinery operations export vehicle assembly facilities and machine tools, and import paper pulp manufacturing machinery and food and beverage processing facilities. The group maintains joint ventures with leading machine tool producers, car body parts manufacturers and stamping diemakers in Japan and abroad. The group aims to expand into sales of equipment incorporating environment-friendly technologies, such as solar generation and plastic recycling systems.

Space, defense and aircraft operations jointly develop and market aircraft engines from Rolls-Royce plc., import and market mid-sized jet aircraft from Gulfstream Aerospace Corporation, and market multipurpose and communications satellites.

Main Products

- **Vehicles** Passenger cars, commercial vehicles, motorcycles, engines
- **Construction and Agro-Industrial Machinery** Construction equipment, mining equipment, material-handling equipment, agro-industrial equipment
- **Production Machinery** Automotive manufacturing plant (stamping press, stamping die, body assembly line, machine tool, etc.), metal forming machines, plastic molding machines, optical disc manufacturing equipment, food and beverage equipment, machinery and equipment for petrochemicals, power generation, radiation sterilization systems
- **Environmental and Industrial Machinery** Town waste treatment systems, pulp and paper machinery, paper converting and printing machinery, recycling plant, photovoltaic power generation
- **Aviation** Aircraft, aircraft engines, space-related equipment, defense equipment, airport facilities and equipment

Selling Nissan Vehicles in Chile

Nissan Marubeni Ltda, a wholly owned Chilean subsidiary that imports and sells Nissan vehicles, has steadily expanded since its establishment in 1979. Demand for new cars in Chile is low, at just 100,000 units annually, and competition is intense among the 33 automakers that compete in that nation. Nissan Marubeni takes advantage of its two decades of experience to maintain a top share among Japanese automakers. The company distributes, provides purchase finance for, and deals in Nissan vehicles, and aims to expand its operations.

Construction Machinery Dealer in the United States

Wholly owned Mitchell Distributing Company in the United States, a construction machinery dealer for Komatsu Ltd. and Ingersoll-Rand Company, received the Chairman's Award from Komatsu America International Company for an outstanding sales record among 40 dealers in the United States in calendar year 2000. Mitchell Distributing operates 12 branches in North and South Carolina and Virginia, the three largest markets for construction machinery in the United States.

Order Received for Large Cerutti Gravure Printing Press

Marubeni is the sole sales agent in Japan for O.M.G. Cerutti SpA. of Italy, a leader in the world market for high-end printing machinery. In July 2000, the Company received an order from Sagawa Printing Co., Ltd., in Kyoto for an eight-color Cerutti gravure rotary printing press that can handle sheets up to 2,450 millimeters wide—the widest among machines used in Japan. This is Sagawa Printing's third order for this model, the first being in 1996. The presses feature state-of-the-art automation and incorporate quality stabilization systems. Marubeni hopes the presses will contribute greatly to the prosperity of the Sagawa Group, which offers both printing and logistics services.


NISSAN

Nissan Marubeni Ltda in Chile

Distributing CINCOM Series CNC Swiss Turning Centers in North America

Marubeni has built a strong track record over many years as the sole distributor in the North American market for the CINCOM series of CNC Swiss turning centers manufactured by Citizen Watch Co., Ltd. In 1984, the two companies formed a joint sales venture in New Jersey, called Marubeni Citizen-Cincom Inc. Since then, sales of the CINCOM series have climbed steadily, and it has become a top seller for this kind of machine tool, especially in the IT and medical equipment sectors.



Mitchell Distributing Company, construction machinery dealer in the United States

Joint Development of Aircraft Engines with Rolls-Royce

Rolls-Royce of the United Kingdom is well known as a maker of luxury cars, and has also been famed for its aircraft engines since before World War II. Marubeni is not only a sales agent for large Rolls-Royce commercial jet engines but is also investing in joint engine development with that company.

Marubeni strives to contribute to the development of Japan's aircraft industry by involving Japanese heavy machinery and parts manufacturers in engine development with Rolls-Royce, taking advantage of its own risk management and organizing capabilities as a general trading house.



Cerutti gravure printing press



Citizen Watch's CINCOM Series CNC Swiss turning centers



Rolls-Royce commercial jet engine

ENERGY DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
1,911.1
1,468.7
2,000
1,600
1,200
800
400
0
2000
2001

Rising oil prices boosted trading transactions 30.1%, or ¥442.4 billion.


Gross trading profit
(Years ended March 31)
(Billions of yen)
31.3
26.6
35
28
21
14
7
0
2000
2001

Gross trading profit was up 17.3%, or ¥4.6 billion, due to an increase in overseas resources development projects.

The Energy Division focuses on three core business areas: oil, gas and other resources development; marketing and retailing crude oil, petroleum products, gas, nuclear fuels and thermal coal for power plants; and trading widely in Asia, Europe and North America.

In resources development, projects include the Ravva oil and gas field in India, the United Kingdom's North Sea oil field, and LNG production in the State of Qatar. In marketing and retailing, the division has built storage facilities for refrigerated LPG in Shenzhen, China, and for various petroleum products and refrigerated and pressurized LPG in Japan. The division maintains a gasoline and LPG sales network nationwide in Japan. The division is particularly active in trading petroleum products in North America and naphtha and other petrochemical feedstocks in Japan and elsewhere in Asia.

The division has set up the IT Business Development Team and taskforces to prepare for Marubeni's entry into an array of new fields. They include electricity trading in the United States; e-commerce trading of naphtha and petroleum products in Singapore, and of coal in Japan; the distributed power business in Japan; and the promotion of gasoline sales networks at shopping center parking areas. The division aims to build new businesses that expand its horizons.

Main Products

- **Petroleum** Crude oil, natural gas liquid (NGL), gasoline, naphtha, kerosene, aviation fuel oil, diesel oil, heavy fuel oil, marine fuel oil, lubricant oil, asphalt
- **Other Forms of Energy** LPG, LNG, nuclear fuel, thermal coal for power plants, new fuels
- **Others** Electric power and nuclear energy related business

Developing Oil and Gas Fields in India and the North Sea

Having already obtained equities to the Ravva oil and gas field on India's eastern seaboard, Marubeni secured oil and gas equities in the United Kingdom's North Sea oil field. Our share of the daily output there is now the equivalent of 20,000 barrels of crude oil. Marubeni is also involved in oil and gas development in such areas as the United States, Brazil and Sakhalin, Russia, and is constantly seeking new project opportunities.

Importing LNG from Qatar

Production and operations at the Qatar Liquefied Natural Gas Company, Ltd. (QATARGAS), have been steady since the company's inauguration. The participants in this venture are Marubeni, Qatar General Petroleum Corporation, TotalFinaElf, ExxonMobil and Mitsui & Co., Ltd.

Deliveries to Japanese buyers started in January 1997 with a shipment to Chubu Electric Power Co., Inc. Shipments have since extended to other companies. QATARGAS will supply a total of five electric power companies and three city gas companies with six million metric tons of LNG annually until 2021.

Operating LPG Storage Facility in China

In May 1998, Marubeni and partners Shenzhen Materials Group Co. and Shenzhen Gas Corp., Ltd., completed construction of China's first major import terminal for refrigerated LPG, in Shenzhen. The terminal features two 40,000-metric-ton refrigerated LPG tanks and takes shipments from 50,000-dwt tankers, mainly from the Middle East. Since its establishment, the terminal has imported around one million metric tons of LPG annually.

Distributing Petroleum Products and LPG around Japan

Marubeni group companies, mainly Marubeni Energy Corporation and Marubeni Ennex Corporation, operate import and distribution terminals for various petroleum products, and retail networks for gasoline and LPG nationwide in Japan.

Japan depends heavily on energy imports as a heavy consumer of resources. Marubeni harnesses its position as a trader, distributor and retailer that links the world's principal oil producers and refineries with consumers by managing a nationwide network that ensures stable energy supplies.



North Sea oil field



QATARGAS LNG project in Qatar



Refrigerated LPG import terminal in Shenzhen, China



Petroleum products are distributed from terminals (left) to outlets including gas stations (above)



METALS & MINERAL RESOURCES DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
506.6
523.8
2000
2001

Trading transactions advanced 3.4%, or ¥17.3 billion, in line with a rise in aluminum ingot trading.



Gross trading profit
(Years ended March 31)
(Billions of yen)
14.3
15.5
2000
2001

Gross trading profit gained 8.8%, or ¥1.2 billion, owing to expanded activities abroad.

The Metals & Mineral Resources Division cultivates such upstream areas as resources development and smelting projects while selling new and electronic materials downstream. The division maintains recycling operations. It is transforming itself into a value chain integrator to build high added value for metals and mineral resources.

Upstream, the division invests in and funds projects in iron ore, coal, aluminum, copper, zinc, ferro alloys and hot briquetted iron, mainly in Australia, but also in India, Canada, Latin America and South Africa. The division harnesses its innovative resources research capabilities to quickly capitalize on earnings potential in new resources and products.

In trade, the division combines Marubeni's funding and investment projects and relationships with top suppliers to swiftly respond to customer needs through long-range supply contracts. The division works closely with subsidiaries to reinforce its domestic sales capabilities while contributing to the community by engaging in ferrous and nonferrous metals recycling that helps protect the environment.

Main Products

- **Raw Materials** Iron ore, hot briquetted iron, coal (thermal coal, coking coal), ferro alloy, raw materials for ferro alloy, fluorspar, sub-materials for steel, steel scrap
- **Nonferrous Metals** Ingot of copper and zinc, concentrate of copper and zinc, cobalt, titanium, ingot of aluminum, alumina, bauxite, rolled products of aluminum, aluminum discs for storage medium, target material for liquid crystal, ingot of precious metals, accessories, polished diamonds

Australian Operations Produce 97,000 Metric Tons of Aluminum

Through Marubeni Aluminium Australia Pty. Ltd., a joint venture with Marubeni Australia Ltd., Marubeni owns 22.5% of The Portland Aluminium Smelter in Victoria, which boasts a capacity of 78,000 metric tons annually, and owns 8% of Boyne Smelters Ltd. Line 3 in Queensland, whose annual capacity is 19,000 metric tons. Aluminum has several key advantages. It is light, which helps enhance performance, and is readily recyclable. As a result, aluminum is used widely in such areas as cars and other transportation equipment, and in the food industry. Marubeni supplies the Japanese and other Asian markets with 400,000 metric tons of aluminum annually, including the 97,000 metric tons from its two Australian smelters.

Coal Mining Operations Expanded in Australia

Marubeni has investments in four Australian coal mines through local subsidiary Marubeni Coal Pty. Ltd. They are the Macquarie, Jellinbah East, Coppabella and German Creek East coal mines. In the fiscal year ended March 31, 2001, the combined production of these four operations totaled nine million metric tons, up two million metric tons from a year earlier. Marubeni exports the coal to steelmakers in Japan and elsewhere around the world. With coal prices set at a higher level for the fiscal year ending March 31, 2002, Marubeni has raised the production target to 10 million metric tons. Marubeni has now determined the development of the Hail Creek open-cut coal mine, which will have an annual capacity of 5.5 million metric tons.

Marubeni Made Exclusive Japanese Sales Agent for Zambian Cobalt Ingots

In November 2000, Marubeni concluded an exclusive Japanese sales agency contract with Chambishi Metals plc., whose predecessor was Zambia Consolidated Copper Mines Ltd. Chambishi Metals has access to its own resources, and has earned a world-class reputation for its ability to produce large volumes of cobalt at low cost. Operations started in April 2001. Marubeni has imported Zambian cobalt ingots to Japan since 1985, and the new agreement reflects the Company's excellent track record over the years. Marubeni expects demand for cobalt ingots to keep rising, as the many applications include secondary batteries for mobile phones and other portable electronic equipment, as well as heat-resistant specialty steels.



Coppabella coal mine in Australia



Chambishi Metals' cobalt plant in Zambia

Expanding Capabilities in New and Electronic Materials

Marubeni is reinforcing its capabilities in new and electronic materials as part of a drive to build its downstream businesses. Marubeni has a top share of the global market for aluminum disks used in hard disk drives. In 1998, hard disk production started at a Malaysian joint venture with Toyo Kohan Co., Ltd. In May 2000, Marubeni concluded a long-term supply agreement with Seagate Technology LLC, the world's biggest manufacturer of hard disk drives. In December 2000, Marubeni invested in a venture set up to make nitrogenous gallium compounds for semiconductor materials. That company should benefit from growing demand for mobile phone light sources, large displays, and signal and lighting equipment.

Marubeni is also working to bolster its capabilities in such fields as communications, copper wire, lead frame materials, compound semiconductor wafers and other semiconductor materials, as well as rare metals and earths.



Aluminum disks used in hard disk drives



Boyne Smelters Ltd. Line 3 in Australia

IRON & STEEL DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
564.7
530.0
2000
2001
A reduction in steel pipe exports forced trading transactions down 6.1%, or ¥34.7 billion.


Gross trading profit
(Years ended March 31)
(Billions of yen)
27.1
25.5
2000
2001
The declining profitability of exports cut the gross trading profit 5.8%, or ¥1.6 billion.

This division manufactures, processes and sells such products as steel sheet, steel pipes and tubes, and special steels. It has combined these activities with such diverse capabilities as logistics and finance, and has also developed Group companies, mainly in Asia. The division has responded actively to the potential of e-commerce, gaining an edge over its rivals by launching MetalSite Japan, a steel business-to-business (B2B) site.

By harnessing the IT revolution and forming global alliances with leading companies in Japan and overseas, the division seeks to build its market presence around the world.

In October 2001, the division is scheduled to join hands with its counterpart at Itochu Corporation to form Marubeni-Itochu Steel Inc. As a top-class trading house, the new company will endeavor to maximize economies of scale against a backdrop of industrial restructuring worldwide and the formation of new business groups, translating increasingly efficient operations into stronger marketing. Marubeni-Itochu Steel will maintain the comprehensive capabilities of both partners to meet a wide range of needs and expand transactions based on broad cooperative ties with steelmakers in Japan and overseas.

Main Products

- **Steel Products** Slabs, billets, bars, shapes, heavy plates, hot-rolled steel coil, cold-rolled steel coil, galvanized steel sheet, electrical steel sheet, magnetic material, seamless steel pipes and tubes, welded steel pipes and tubes, stainless steel, special steel


Signing ceremony of establishment of Julong Steel Pipe Co., Ltd.

Julong Steel Pipe to Start Operations as Part of Natural Gas Development Plan

Julong Steel Pipe Co., Ltd., a large-diameter bending steel pipe company, based in Hebei province, China, in which Marubeni has a stake, will start operations in 2001. As part of plans to develop natural gas as a clean alternative to coal and oil, the Chinese government seeks to raise annual production of this energy source from the current 18 billion cubic meters, to 40 billion cubic meters by 2005. Besides this initiative, a project is under way to lay a 4,000-kilometer pipeline to transport gas from Tarim in the west of China to Nanjing and Shanghai in the east. Marubeni established Julong Steel Pipe in April 2000 in conjunction with Huabei Petroleum Administration Bureau, an associate of China National Petroleum Corporation, and other Chinese companies to produce steel pipes locally. The project will require an estimated two million metric tons of mainly spiral and large-diameter steel pipes, for which pipe and steel sheet procurement has already started.

Philosophy

We are dynamic and innovative.

We are trustworthy and honest.

We are committed to provide value-added solutions to our customers and contribute to society through distribution of iron and steel products.

Vision

We will maximize the synergies of Marubeni and Itochu in information technologies, logistics, finance and human resources.

We will improve the quality of our services to better meet the diverse needs of our suppliers and clients.

We will make the company profitable, efficient and financially sound by improving its consolidated performance.

We will promote good working conditions for our employees to foster an open and innovative culture.

We will establish stable earning bases and strive for early listing of the company.



Otemachi Financial Center Building, location of Marubeni-Itochu Steel Inc.

Profile

Capitalization:	¥30 billion
Chairman:	Akio Shigetomi
President:	Seinosuke Okazaki
Number of employees:	730
Number of Group employees:	Approximately 5,500
Consolidated total assets:	¥630 billion (projected)
Consolidated net sales:	¥1,700 billion (projected)
Fiscal year-end:	March 31
Date of establishment:	October 1, 2001 (scheduled)
Shareholders:	50-50 owned by Marubeni Corporation and Itochu Corporation

CHEMICALS DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
558.5
601.5
650
520
390
260
130
0
2000
2001

Increased offshore transactions boosted trading transactions 7.7%, or ¥43.1 billion.



Gross trading profit
(Years ended March 31)
(Billions of yen)
29.7
29.6
30
24
18
12
6
0
2000
2001

A downturn in overseas operations offset increased exports of electronic materials, causing the gross trading profit to fall 0.3%, or ¥100 million.

The Chemicals Division handles a wide variety of goods ranging from basic chemicals to leading-edge finished products for an array of industrial and lifestyle requirements. The division pursues three medium-term strategies. The first is to strengthen and foster its affiliated companies based on consolidated management. The second is to heavily allocate resources to electronic materials, retailing, resources development and environmental businesses. The third is to reorganize and rejuvenate management to respond more flexibly to rapidly changing operating conditions.

The division's key priorities are to invest in the high-growth IT-related products business; to further bolster efficient operations in commodity chemicals to ensure a dominant position in that field; to concentrate on Asian markets, particularly China; and to sharpen its focus on biotechnology, which offers dramatic medium-term growth potential.

The division will tackle changes in the global economic environment and progress in information technologies, and will comprehensively expand its business by creating new value, aiming to become a more powerful player by 2005. The division aims to provide customers with the high added value of a trading house by seizing opportunities in high-growth fields, taking full advantage of advanced information technologies, and building a business model based on innovative concepts and techniques.

Main Products

- **Specialty Chemicals** Fatty acid and derivatives, catalyst and specialty additives, PVA, food additives, specialty film, other fine chemicals and specialty chemicals
- **Electronics-Related Materials** Semiconductor-related materials, display-related materials, information and telecommunications-related materials, other electronics-related materials
- **Inorganic and Agrochemicals** Salt, molten sulphur, sulphuric acid, ammonia, fertilizers (including special fertilizers) and related materials, pesticide (including raw materials and intermediates), turf seed
- **Petrochemicals** Olefins, aromatics, methanol and other organic chemicals, synthetic fiber intermediates, other petrochemicals
- **Plastics** Polyolefins, polystyrenes, engineering plastics, thermosetting resins, plastic films/sheets, other plastics
- **EnplaNet** Web site of engineering plastics
- **Chlor Alkali** Caustic soda, chlorine derivatives (EDC, VCM), PVC and related additives (plasticizers, stabilizers, impact modifiers), other chlor (vinyl) alkalis

Broadening Display-Related Operations

The applications and markets for liquid crystal displays (LCDs) have expanded to include PC monitors, as well as television sets, mobile phones and personal digital assistants (PDAs).

In June 2000, Marubeni jointly established Glory Optics Technologies, Ltd. in Taiwan to make backlights. That company sells these crucial components for LCDs to Taiwanese display manufacturers. Marubeni is endeavoring to strengthen its presence in the fast-growth LCD industry in other ways. For example, it supplies Jilin Caijing Digital High-Tech Panels Ltd., China's first thin-film transistor (TFT) LCD producer, with such parts as glass substrates, color filters and driver integrated circuits.

Marubeni is also involved in new technologies for the diversifying flat-panel display business. It has already started handling organic electroluminescence (EL) and plasma displays, and is committed to seeking ways to contribute to the overall progress of the display industry.

Information Technology Businesses

Progress in IT has great significance for the chemicals industry. Marubeni is striving to use Internet technologies to build new businesses. EnplaNet (http://www.enplanet.com/), a value-added engineering plastics portal that Marubeni established in April 2000, expanded its functions and exhibitor range during the year to provide the chemicals industry with new services. Marubeni has applied for a new business model patent for the search engine used on this site.

Also in 2000, Marubeni invested in Chemical Mall Asia-Pacific Co., Ltd. (http://www.cm-ap.com/), and is working to create Japanese business models for entirely new operations.

Marubeni is also focusing on the use of IT for existing trading operations. It is actively constructing SCM systems, mainly for the electrical appliances and automobile sectors, thus stepping up its functions as a trading house for a new era.

Focusing on Biotechnology

Biotechnology fields, such as nanotechnology and clean energy, are sure to offer tremendous potential and bear fruit as 21st-century industries.

Marubeni complements its pharmaceutical intermediates business by launching or investing in new biotechnology ventures that cover areas including the functional and structural analysis of proteins and DNA chips, whose many applications include diagnostics and treatment.

In 2001, as part of its commitment to these ventures, Marubeni established Berevno Corporation. This biotechnology research company employs Japanese and American experts who uncover new emerging technologies from universities and other research bodies. They combine these findings with Marubeni's management expertise to create new ventures and provide commercialization support. In these and other ways, Berevno is going beyond the conventional corporate framework to create a new business model.

Marubeni also aims to expand its presence in the retail health care business. To that end, it will continue to pursue new biotechnology market opportunities in the 21st century.



Glory Optics Technologies, Ltd. in Taiwan


Announcement

Chemical Mall Asia-Pacific and EnplaNet web sites



Model of DNA molecule

FOREST PRODUCTS & GENERAL MERCHANDISE DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
831.8
794.3
900
720
540
360
180
0
2000
2001

Trading transactions slipped 4.5%, or ¥37.4 billion, as a result of slower domestic trading in construction materials.


Gross trading profit
(Years ended March 31)
(Billions of yen)
45.1
44.0
50
40
30
20
10
0
2000
2001

Gross trading profit fell 2.6%, or ¥1.2 billion. This stemmed from a downturn in leisure-related operations, which overshadowed increased imports of pulp.

This division focuses on general merchandise, and pulp and paper.

As well as offering a diverse range of general merchandise, the division also serves consumer markets directly through sporting and leisure goods, footwear and car accessories, ski resorts, theme parks and retailing. In rubber and construction materials, the division aims to reinforce its capabilities in manufacturing and sales. It also seeks to bring out new products and strengthen sales by reorganizing its companies.

The division has long led the pulp and paper sector through a broad reach that encompasses everything from woodchips and pulp to paper, cardboard and related products. To ensure stable supplies, the division's many companies represent all stages of production and distribution, including afforestation, pulp and paper manufacturing, and processing and sales. The division is strengthening its comprehensive capabilities so it can further expand its market share. For example, it has responded to changing distribution requirements by building an e-commerce capability. The division is also building a network to recycle paper, thus helping society better conserve valuable resources.

Main Products

- **General Merchandise** Sporting goods, office automation equipment, footwear, tires, leather and leather products, electrodes, firebricks, natural rubber, synthetic rubber, sawn timber, construction materials, plywood, cement and ready-mixed concrete
- **Pulp and Paper** Pulp, wastepaper, wood chips, paperboard, kraft paper, printing and writing paper, publication paper, newsprint paper, information processing paper

Daishowa-Marubeni International

Daishowa-Marubeni International Limited (DMI) is a Canadian joint venture established in 1969 with Daishowa Paper Mfg. Co., Ltd. Together with Weldwood of Canada Ltd., the venture established the Cariboo Pulp & Paper Co. Marubeni sells half this plant's annual output of 330,000 metric tons.

In 1992, DMI expanded by acquiring the Peace River Pulp Mill from Daishowa Canada Co., Ltd. Marubeni also sells the entire 450,000-metric-ton annual output of this mill in markets worldwide.

Both plants make environmental protection a top priority. The Cariboo plant is certified under ISO 14001, while the Peace River Pulp Mill has earned ForestCare certification. Both ISO 9001-approved plants enjoy an excellent reputation for quality among customers. DMI's sales contribute to making Marubeni one of the world's largest pulp dealers, whose sales, when combined with sales of products purchased from other suppliers, total 1.6 million metric tons annually.

Afforestation in Oceania

New Zealand Plantation Forest Company Limited (NZPF) is a joint venture established in 1997 with paper manufacturers Chuetsu Pulp & Paper Co., Ltd., Hokuetsu Paper Mills, Co., Ltd., and Marusumi Paper Mfg. Co., Ltd. NZPF grows acacia trees.

Together with such partners as Chugoku Electric Power Co., Inc., and Shueisha Co., Ltd., Marubeni also owns Southern Plantation Forest Pty. Ltd. (SPF) in Australia, which aims to afforest 10,000 hectares with eucalyptus trees. Once grown, the trees are harvested and processed into chips for export to Japan. Afforestation operations like these have become very important, as they help conserve natural forests and reduce greenhouse gas.



Daishowa-Marubeni International Limited (DMI)



Afforestation in New Zealand

Nasu Animal Kingdom

In 1998, Marubeni opened Nasu Animal Kingdom in Tochigi Prefecture. Designed by novelist and animal lover Masanori Hata, it aims to be the world's first theme park to allow people and animals to interact in natural surroundings. At present, visitors can play with the park's more than 500 dogs, cats, horses and other animals, and can also enjoy falconry and sheepdog demonstrations by foreign experts, as well as other events and services.

Marubeni will further expand and improve the facilities to entertain as many people as possible.



Nasu Animal Kingdom

The Athlete's Foot

In 1998, Marubeni Footwear Inc. formed a partnership with The Athlete's Foot, a U.S. sports shoe retail chain store, to launch shops under that company's name in Japan. There are now 20 stores in Japan, including nine franchises.

Each outlet offers high standards of service, including expert advice on footwear. In July 2000, some stores introduced The Athlete's Foot's unique Fit Print System, to better determine the cushioning, stability, and motion-control needs of customers, and match those needs to the proper foootwear and accessories.



One of the stores in The Athlete's Foot chain

AGRI-MARINE PRODUCTS DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
1,073.8
1,052.8
2000
2001

Trading transactions dipped 2.0%, or ¥21.0 billion, owing to a fall in trading following a review of low-profitability domestic businesses.


Gross trading profit
(Years ended March 31)
(Billions of yen)
66.4
65.0
2000
2001

Gross trading profit was off 2.1%, or ¥1.4 billion, reflecting a downturn in feed businesses.

The Agri-Marine Products Division is involved in all aspects of the food business. It handles everything from grain, agricultural and marine products, feed and fertilizers, to processed foods and beverages. The division operates around the globe, with its focus on Japan.

Japan is a massive market, with 126 million people and a gross domestic product of $4.3 trillion. Slower population growth, lower birthrates and an aging society are swiftly making the nation's food markets more consumer-oriented.

The division is responding to these challenges by deepening its ties with retailers to move closer to consumers. It draws on the Marubeni Group's extensive domestic and international network to develop products that match consumer needs while employing information and logistics technologies to optimize distribution. The division aims to broaden its operations by heightening its presence in the food industry through such efforts, while forming alliances with leading manufacturers and expanding its processing bases in Japan and abroad.

In grain, a competitive strength, the division is improving its supply networks, particularly in North America, to stabilize supplies to serve growing demand in Japan and elsewhere in Asia.

Main Products

- **Food Materials** Wheat, rice and food cereals, soybean and other oilseeds, other materials for foods and beverages, corn as feed, feed, fertilizer, flowers
- **Foodstuffs and Beverages** Processed foods, chilled and frozen foods, beverages, liquor, marine products, livestock, fresh vegetables and fruits

Promoting a Stable Grain Supply System in North America

Marubeni owns Columbia Grain, Inc., which maintains a grain integration system in the major grain-producing states of the Pacific Northwest—Montana, Oregon, Idaho and Washington. The subsidiary exports around three million metric tons annually. It handles about 30% of annual wheat exports from the U.S. West Coast and a similar share of annual wheat exports from the United States to Japan. Marubeni also maintains a strategic alliance with United Grain Growers Limited, a leading Canadian grain handler. Marubeni sells Canadian wheat and canola in Asia. In 1999, Marubeni responded to growing concern about genetically modified foods, establishing a separate supply system for non-genetically modified organism (GMO) soybeans in a partnership with a major American grain company.

Increasing Ties with the Daiei Group

In February 2001, Marubeni acquired 5% of The Daiei, Inc., one of Japan's top retailers. In November 2000 and March 2001, Marubeni bought 20% of shares in total of The Maruetsu, Inc., the core firm of the Daiei supermarket business and a leading supermarket chain in metropolitan areas. Marubeni had previously invested in 5% of Lawson, Inc., also part of the Daiei Group, in March 2000.

Marubeni's ties with the Daiei Group date back to February 1994, when the two formed a comprehensive alliance. Since then, they have built partnerships in an array of fields. These share purchases cemented relationships with the Daiei Group, allowing Marubeni to build a SCM structure that encompasses information and logistics technologies to provide better foods and services. These direct retailing links to consumers provide Marubeni's upstream operations with valuable feedback, through which the Company can create new approaches to distribution.


Maruetsu
A supermarket in the Maruetsu chain

Joining Hands with Leading Agricultural and Marine Products Companies

In February 2001, Marubeni raised its stake in S Foods Inc., a leading meat processor, to 15%. In March, Marubeni agreed to buy 27% of Akagi Suisan Co., Ltd., a major marine products processor. Both those companies have earned superb reputations for their technological capabilities and brand clout. Marubeni will supply them with materials and help them expand sales. Also in March, Marubeni increased its holding in OM2 Network Co., Ltd., one of Japan's leading meat retailers, to 20%. Marubeni Group companies, including meat production and processing bases around the world, are using information from that company's 250-store network around Japan to develop better products. By reinforcing ties with industry leaders to expand its marine and agricultural products business, Marubeni aims to increase corporate value.


OM2 Network store

Food products from Akagi Suisan Co., Ltd.



Joint Venture with Top German Retailer

In April 2001, Marubeni concluded a basic agreement with Metro AG of Germany to form a joint venture and launch Japan's first cash-and-carry wholesaling business. Metro is a leader in German retailing and maintains about 350 cash-and-carry stores in 20 countries. Marubeni will harness the new relationship to enter the food wholesaling business for restaurants, hotels and caterers, and expand Group earnings. Marubeni also aims to further reinforce its partnership with Metro to supply that company's global sales network.


One of the stores in the Metro chain


Facilities at Columbia Grain, Inc.

TEXTILE DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
700
560
420
280
140
0
672.4
488.9
2000
2001

Slower domestic trading lowered trading transactions by 27.3%, or ¥183.5 billion.



Gross trading profit
(Years ended March 31)
(Billions of yen)
35
28
21
14
7
0
30.6
30.6
2000
2001

Despite a fall in sales, gross trading profit remained unchanged.

The Textile Division has been responding to economic globalization, the emergence of the information age and the maturity of the Japanese market. The division has now established a medium- to long-term basic policy, under which it aims to maximize access to consumer markets and become a comprehensive lifestyle business. The division focuses mainly on retailers by employing three prime strategies. The first is to expand apparel sales, the second is to build and deploy a more competitive business platform, and the third is to control risks. As part of these efforts, the division's major themes are to reinforce SCM and to involve itself in e-commerce.

To bolster SCM, the division has broadened its integrated management system, or platform, to control all processes through the Internet, from planning, design and materials sourcing to the management of overseas garment production, and overseas and local distribution. With effective use of this facility, the division operates globally to ensure that it can meet consumer needs quickly by making and providing the right products at the right time. It also acts to minimize inventories and further enhance efficiency to sharpen its competitive edge.

The division spearheaded Marubeni's involvement in knowledge management. That setup helps ensure that market, supplier and other information reaches all members of the division efficiently, and is an important tool for building a new business platform.

On the business investment front, the division is striving to complete its platform to reinforce its SCM system. Specific examples include the creation of a new distribution center in metropolitan Tokyo by Marubeni Textile Distribution Center Co., Ltd.

The division has tackled the challenges of e-commerce by beefing up its IT team, which provides back-office support for Internet operations and SCM. The division's incubation investments include two web sites. These are SelectSquare (http://www.selectsquare.com/), which supplies fashion goods, and FibreGate (http://www.fibregate.com/), which offers polyester fibers and yarns. In addition, the Marubeni-Textile web site (http://www.marubeni-textile.com/) is under construction to support the division's cotton yarn and fabrics trade.

Main Products

- **Apparel** *Garment:* Men's and women's dress, casual, sports wear and accessories
  Material: Natural and synthetic fiber, yarn, fabrics
- **Non-Apparel** Interior textile products, industrial materials, disaster rescue equipment

SelectSquare Replicating a Prime Tokyo Fashion Area on the Web

Marubeni manages SelectSquare, a virtual shopping mall, which is the first in Japan to combine access to three leading fashion houses—SHIPS, JOURNAL STANDARD and TOMORROWLAND—on the Web. Such integration allows Marubeni to offer high-value-added product information and services, which was impossible with conventional brick-and-mortar marketing. The site aims to replicate Tokyo's Meiji Street, a magnet to young fashion-conscious consumers, and is designed so visitors can not only buy but also leisurely browse through an array of entertaining contents.

SelectSquare aims to be constantly innovative and highly attractive.

Promoting a Comprehensive Management System for Uniforms

Marubeni not only sells a variety of work uniforms but also promotes a comprehensive management system that helps save costs and at the same time considerably reduces environmental impact occurring through the life cycle of uniform supply, from materials procurement to production, use and disposal.

The specific customer advantages are as follows:

1. Speedy delivery supported by vertical production within the Marubeni Group and a simplified distribution channel.
2. Use of environment-friendly materials and proposal of unique designs that reduce the need for workspace heating or cooling. This allows companies to make broad contributions to environmental protection while lowering the costs of uniform disposal.
3. A management outsourcing package for uniform users that provides stock, delivery and maintenance services. Such a setup cuts overheads and storage space, while lowering purchase costs through the use of recycled uniforms.
4. The option of uniform rentals available from its subsidiary Marubeni Mates Ltd. Fees are based on average costs, so there is no need to make lump-sum payments when replacing uniforms. Marubeni Mates' highly efficient uniform recycling approach cuts inventory and costs.

The system is based on life-cycle assessment (LCA) models for banks, municipalities and restaurants, and plays an important role in reducing waste. With concern for the environment growing, it is earning a solid reputation in the market. Marubeni plans to introduce an LCA label in the near future for further contribution to environmental protection.


SELECT SQUARE
SelectSquare web site


Work uniforms

Outdoor Products®—A Family Recreation Brand

Outdoor Products® is a brand of the Outdoor Recreation Group, a leading outdoor products manufacturer in Los Angeles. Its duffel bags have a No. 1 share of the U.S. market. Marubeni has taken advantage of a growing interest in outdoor pursuits and the popularity and reliability of the bags to produce other items such as apparel and sundry goods. With a growing interest in outdoor pursuits, Marubeni offers a new life-style image for consumers, focused on recreation for the family—for all ages.

Marubeni oversees the activities of all sub-licensees to promote Outdoor Products® as a total life-style casual brand that meets consumer needs.


Outdoor Products® outlet

DEVELOPMENT & CONSTRUCTION DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
245.2
207.5
250
200
150
100
50
0
2000
2001

Trading transactions declined 15.4%, or ¥37.7 billion, mainly because of lower domestic realty sales.


Gross trading profit
(Years ended March 31)
(Billions of yen)
29.1
11.1
30
24
18
12
6
0
2000
2001

Gross trading profit leaped 161.4%, or ¥18.0 billion, as the division was free of evaluation losses charged on real estate for sale in the fiscal year ended March 31, 2000.

In its core condominium sales business, the Development & Construction Division has built a high profile for its Famille brand over the past three decades. The division recently complemented its Famille series for first-time home buyers with the upmarket Famille Grand and the Grand-Suite Tower high-rise series in such prime Tokyo districts as Ginza, Shinjuku and Omotesando, thus meeting a broad range of needs.

The division has de-emphasized mass condominium sales in favor of a focus on quality. The division harnesses Marubeni's position as a general trading house to incorporate foreign knowledge into Japanese lifestyles. The division also responds to the IT-related needs of its customers by fitting condominiums with IT equipment. Thus in this and other ways, the division demonstrates a commitment to providing high-quality housing.

The division also manages commercial facilities, such as La Fuente Daikanyama, a shopping complex that opened in December 2000. The division's scope has expanded to encompass such new areas as real estate investment funds.

Overseas, the division built the MM 2100 Industrial Estate in Indonesia and the Lima Industrial Estate in the Philippines. It has a housing development in Shanghai for local upper-middle-class residents. The division also rents buildings in the United Kingdom, Belgium, Germany and Brazil. The division will continue to draw on its accumulated expertise, focusing particularly on realty developments in Asia.

The division is also involved in leasing through Marubeni Real Estate Co., Ltd., housing sales through Marubeni Real Estate Sales Co., Ltd., and property management through Benny Estate Service Co., Ltd. (BES). The division engages in construction through Marubeni Construction Co., Ltd., and Marubeni Setzbi Corporation. It manages golf clubs through Kohei Co., Ltd., manages fitness clubs through Tipness Co., Ltd., and operates hotels through Park Lane Co., Ltd.

Main Products

○Development and Construction
Condominiums, detached houses, sporting facilities, office buildings, urban development, stores, industrial estates, factories, warehouses

Famille Square Nakano Sakaue Units Developed and Sold

Marubeni has developed and sold the units of Famille Square Nakano Sakaue. The condominium is three minutes' walk from a subway station that is just a few minutes away from Shinjuku in central Tokyo. This complex comprises 113 units on five floors. Its design evokes old New York-style hotels and features a patio filled with art pieces and greenery, as well as a large entrance hall, while each unit enjoys a constant, state-of-the-art connection to the Internet. The combination of quiet public areas and leading-edge facilities for residents has won accolades for Marubeni.

Developing and Selling Famille Tsukishima Grand-Suite Tower Units

Marubeni has started selling the 242 units of Famille Tsukishima Grand-Suite Tower, which is located one minute's walk from a subway that gives direct access to central Tokyo. The 30-story complex provides excellent views of the Tokyo skyline. The exterior was designed by internationally renowned architect Michael Graves, while Media Five Limited designed the public areas on the first and second floors. As part of the Grand-Suite Tower series, the facility has earned Marubeni an excellent reputation for giving maximum customer satisfaction by providing inner city residents with the comforts of a luxury hotel, such as a variety of services through the front desk in the lobby.



Famille Square Nakano Sakaue

La Fuente Daikanyama Fashionable Shopping Complex Opened

On December 9, 2000, Marubeni held the grand opening of La Fuente Daikanyama, a shopping complex targeted at women in Tokyo's trendy Daikanyama area. The complex, which is designed to inspire visitors and provide a sense of discovery, features 18 boutiques and 15 eating and drinking establishments that offer a calm atmosphere. La Fuente Daikanyama forms part of Marubeni's focus on managing a diverse range of properties.



Famille Tsukishima Grand-Suite Tower

Operating Bunkyo Care Station Minami Kaze Center

On April 1, 2000, BES opened Bunkyo Care Station Minami Kaze in central Tokyo. The facility is the first in a series of centers that create health care plans and offer home nursing services. Following the implementation of the Nursing Insurance Law, BES was authorized to offer home nursing services. It will harness the expertise gained through the new facility to cultivate other services for the aged, and set up operations in other localities.

This development is part of Marubeni's drive to offer comprehensive lifestyle support services that range from condominium sales to services for residents and property management through BES.

Managing Commercial Complex in Düsseldorf, Germany

Marubeni owns and manages a 56,000-square-meter commercial complex on Immermann Strasse, Düsseldorf's premier thoroughfare. The complex is a hub for Japanese business in the city. It comprises a 301-room Nikko Hotel and a shopping area. Tenants include the Japanese consulate, the Japanese Chamber of Commerce and a Mitsukoshi department store. The hotel receives mostly non-Japanese guests and has become very popular with local citizens, providing a key social center.



La Fuente Daikanyama fashion shopping complex



Bunkyo Care Station Minami Kaze



Commercial complex in Düsseldorf, Germany

FINANCE & LOGISTICS BUSINESS DIVISION

In April 2001, Marubeni established the Finance & Logistics Business Division—its 13th division—by combining its logistics, insurance and finance functions, and business solutions, to cultivate new financial and logistics opportunities.

A shift from the hardware-oriented old economy to the software- and services-focused new economy is threatening the traditional intermediary activities of trading houses. The new division is part of Marubeni's drive to transform itself in response to such developments. The division aims to go beyond trading to develop value-added services while creating a new business model to broaden its operations.

The division's mission is to cultivate alternative investment finance and business solutions, especially for SCM. It has established a consulting-based securities sales operation for individual investors and an online financial services business. The division plans to eventually expand into the securitization and investment advisory fields.

The division will build more advanced services capabilities centered on finance, logistics and insurance, while working with other divisions to fully materialize Marubeni's comprehensive strengths.

Main Products

- **Financial Products** Private equity funds, real estate funds, venture capital funds
- **Financial Services** Online financial services, consulting-based securities operations
- **Insurance Products** Credit insurance, liquidation damage insurance
- **Logistics Services** Third-party logistics (3PL), SCM, other business solutions services

Managing Corporate Acquisition Funds

In September 1997, Marubeni established APM Co., Ltd., to oversee management buyin and buyout funds. The company launched its first fund in October 1997 and its second in January 2000. It has become a leader in its business, investing in eight companies and already recouping its stake in two.

Providing E-Commerce Financial Services

Marubeni joined hands with NTT Data Corporation, The Fuji Bank, Limited, and QUOQ, Inc., to form ezFinance Co., Ltd. In April 2001, this joint venture started operations for companies engaging in or managing e-commerce. It focuses on financial services for buyers in the open market through e-promissory notes. These services deliver a highly convenient platform for customers and contribute to the healthy development for B2B e-commerce.

Entering the Securities Field

Marubeni founded Financial Planners Link Securities Co., Ltd., to specialize in consulting-based sales for individual investors. It tailors its services to customers' life plans. The company optimizes asset management through consulting based on financial plan proposals. It helps customers choose financial products based on objective information.



Financial Planners Link Securities Co., Ltd.

Forming Japanese Trade Credit Insurance Business with Allianz Group

March 2001 marked the launch of HERMES & EULER Credit Services (Japan) Ltd., a Tokyo-based joint venture with the Allianz Group, the world's largest insurance conglomerate. The new company covers sales receivables risk and offers services in setting up credit limit. The company supports corporate credit management, which is expected to become increasingly important in the years ahead.


HERMES&EULER
CREDIT SERVICES (JP) LTD

HERMES & EULER Credit Services (Japan) Ltd. logo

Business Solutions Team

Marubeni's Business Solutions Team evaluates customers' current operations to identify bottlenecks and recommend efficient improvements. The team creates systems to help improve efficiency. It also offers ASP software that allows companies to pay for actual usage and thus greatly lower their initial IT investments. The team already serves major materials companies, automakers, information equipment manufacturers and supermarkets, and plans to keep expanding its operations.



Business Solutions Team



Logistics Operations Expanded

Marubeni established the Eastern Sea Laem Chabang Terminal Co., Ltd. (ESCO), in Thailand in 1990. In calendar 2000, ESCO remained the leading terminal operator at Laem Chabang port, handling a record 540,000 20-foot-equivalent containers. Marubeni's Lima Logistics Corporation, in the Philippines, started full-fledged operations with a floor area of 30,000 square meters at the Lima Technology Center industrial estate that Marubeni helped develop, contributing significantly to the estate's activities.



Eastern Sea Laem Chabang Terminal

Business Incubation Department



Reinforcing Presence in Growth Markets

The IT revolution, globalization and an aging society have drastically transformed the operating environment for trading houses. We are witnessing the emergence of growth industries that transcend existing sectors. Progress in IT has helped close the information gap, but at the same time it is creating other kinds of gaps, both technological and geographical. We can open the windows to new business opportunities by filling these gaps.

Given these circumstances, the traditional intermediary role that trading houses have performed in the past is in decline. It is crucial at this juncture to be flexible and quick in response to the changes taking place in the industrial structure.

Marubeni established the Business Incubation Department in April 2001 to cultivate new businesses by reinforcing its involvement in growth fields. The department is identifying and entering areas that cross traditional trading-house business boundaries and building new enterprises for the future.

Key Focuses

The Business Incubation Department is concentrating primarily on such leading-edge areas as biotechnology and nanotechnology, as well as health care. The department formulates operational plans, invests in these growth markets, and develops and launches new business models for these business areas from the medium- to long-term perspective.

Business Incubation Approach

While taking advantage of Marubeni's five traditional strengths as a trading house—information, finance, risk management, logistics, and large-scale project development and organization—the department also employs the techniques of leading Western companies to fill gaps in technology and know-how in Japan. The department also strives to offer one-stop services to customers by cooperating with companies at the forefront of their business fields. Utilizing Marubeni's global network, the department also aims to create new businesses by cultivating and supporting promising venture companies holding the latest technology.

Building the Marubeni Brand

Taking full advantage of the creation of the Business Incubation Department, Marubeni will identify social needs and evolve into a new intermediary that creates customer value in order to build a brand image as a global value-creating company.

Corporate Responsibilities

Developing Marubeni's Environmental Management System (EMS)

Environmental management today has two aspects to it. One is how to manage environmental-related risks, and the other is how to take advantage of the new environmental-related business opportunities.

Marubeni has begun groupwide environmental management and, in practice, is already implementing several objectives, including environmental impact evaluations and support for EMS in major Group companies. Additionally, Marubeni practices electric power, water consumption and paper resource conservation in its daily office activities.

The Company has also been creating and entering into such environment-friendly businesses as wind power generation and polyethylene terephthalate (PET) bottle/household waste recycling to reduce impacts on the environment and to improve environmental conditions.

Marubeni's EMS has been certified under ISO 14001. In October 1998, the Company's Machinery and Chemicals groups were the first to obtain ISO 14001 certification. This was expanded to cover both the Tokyo and Osaka head offices in August 1999. Certification has been increasing continually and as of the end of March 2001 covers more than 10 corporate offices and 17 subsidiaries, both domestic and overseas, including P.T. Marubeni Indonesia and Marubeni Thailand Co., Ltd.

A key feature of Marubeni's EMS is to incorporate a unified system based on the concept of worldwide standards under single certification. We believe this kind of system corresponds well to our global business activities and will work very effectively.


LLOYD'S REGISTER QUALITY ASSURANCE
ISO 14001
UKAS
ENVIRONMENTAL
MANAGEMENT
001



WORLD-WIDE CERTIFICATE OF APPROVAL

Marubeni Group
Marubeni Corporation
Tokyo Head Office : Chiyoda-ku, Tokyo
Osaka Head Office : Chuo-ku, Osaka
Japan

ISO 14001 : 1996 JIS Q 14001 : 1996

ISO 14001 certification for the Tokyo and Osaka head offices

The Marubeni Foundation

The Marubeni Foundation was launched in 1974, in line with the Company's desire to contribute to the communities in which it operates. The Foundation is authorized by Japan's former Ministry of Health and Welfare as a social welfare nonprofit charitable organization.

Since 1975, the Marubeni Foundation has donated about ¥100 million annually to social welfare bodies throughout Japan, including facilities for the disabled and the elderly. As of the end of 2000, it had made 1,355 contributions, totaling ¥2.6 billion.

The Foundation has maintained donation levels despite declining returns on its investments. To maintain stability, it has innovated many new ways to raise funds, such as through the ¥100 Club, which comprises more than 5,000 volunteers from among the board of directors and current and retired employees. It also seeks donations through about 150 Marubeni Group companies. Marubeni matches donations from the ¥100 Club and Group companies.

Initially supported entirely by Marubeni, the Marubeni Foundation now draws fully on the resources of the whole Group and its employees. The Foundation has earned an outstanding reputation as a corporate-affiliated philanthropic organization and is recognized widely in Japan for its long history and extensive activities.



Automobile donated by the Marubeni Foundation

INTERNATIONAL NETWORK

Europe

Aberdeen
Athens
Berlin
Brussels
Bucharest
Budapest
Dublin
Düsseldorf
Hamburg
Helsinki
London
Madrid
Milan
Oslo
Paris
Risley
Sofia
Stockholm
Warsaw

CIS

Almaty
Baku
Khabarovsk
Kiev
Moscow
Tashkent
Yuzhno-Sakhalinsk

China

Beijing
Changchun
Chongqing
Dalian
Guangzhou
Harbin
Hong Kong
Kunming
Nanjing
Ningbo
Qingdao
Shanghai
Shenzhen
Tianjin
Xiamen

Asia

Bandung
Bangkok
Calcutta
Chennai (Madras)
Chittagong
Colombo
Dhaka
Goa
Hanoi
Hatyai

Africa

Abidjan
Accra
Addis Ababa
Algiers
Cairo
Harare
Johannesburg
Kampala
Lagos
Lusaka
Nairobi
Tripoli

Middle East

Abu Dhabi
Al-Khobar
Amman
Ankara
Baghdad
Doha
Dubai
Istanbul
Jeddah
Muscat
Riyadh
Sana'a
Tehran

Oceania

Adelaide
Auckland
Brisbane
Melbourne
Noumea
Perth
Sydney

Overseas Corporate Subsidiaries

Marubeni America Corporation	(New York)
Marubeni Canada Ltd.	(Vancouver)
Marubeni Mexico S.A. de C.V.	(Mexico City)
Marubeni Venezuela C.A.	(Caracas)
Marubeni Brasil S.A.	(São Paulo)
Marubeni Argentina S.A.	(Buenos Aires)
Marubeni Chile Limitada	(Santiago)
Marubeni Europe P.L.C.	(London)
Marubeni Deutschland GmbH	(Düsseldorf)
Marubeni Benelux S.A.	(Brussels)
Marubeni France S.A.	(Paris)
Marubeni Italia S.p.A.	(Milan)
Marubeni Iberia S.A.	(Madrid)
Marubeni Scandinavia AB	(Stockholm)
Marubeni Nigeria Ltd.	(Lagos)
Marubeni Saudi Arabia Co., Ltd.	(Riyadh)
Marubeni Iran Co., Ltd.	(Tehran)
Marubeni India Ltd.	(New Delhi)
Marubeni Singapore Pte. Ltd.	(Singapore)
Dagangterus Sdn. Bhd.	(Kuala Lumpur)
Marubeni Thailand Co., Ltd.	(Bangkok)
P.T. Marubeni Indonesia	(Jakarta)
Marubeni Philippines Corporation	(Manila)
Marubeni China Co., Ltd.	(Shanghai)
Marubeni Hong Kong & South China Ltd.	(Hong Kong)
Marubeni Taiwan Co., Ltd.	(Taipei)
Marubeni Korea Corporation	(Seoul)
Marubeni Australia Ltd.	(Sydney)
Marubeni New Zealand Ltd.	(Auckland)


Ho Chi Minh City
Islamabad
Jakarta
Kaohsiung
Karachi
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Pusan
Seoul
Sibu
Singapore
Surabaya
Taipei
Ulan Bator
Vientiane
Yangon
North America
Atlanta
Boston
Calgary
Chicago
Detroit
Houston
Los Angeles
Nashville
New York
○ Omaha
Pittsburgh
Portland
San Francisco
Seattle
Toronto
Vancouver
Washington, D.C.
Central and South America
Bogotá
Buenos Aires
Caracas
Lima
Mexico City
Rio de Janeiro
Salvador
San José
Santiago
São Paulo

○ Newly opened office

MAJOR SUBSIDIARIES AND AFFILIATES

IT BUSINESS

Asahi Satellite Broadcasting Ltd.
Satellite broadcaster utilizing digital HDTV and interactive data broadcasting
Computer Wave Inc.
Wholesale of PC software
CyberLogistics Corporation
Third-party logistics (3PL) and application service provider (ASP) for ERP and other B2B IT systems
CyberSource KK
e-commerce transaction and back office services for Internet sites
Global Access Limited
Providing international/domestic combined bandwidth via own fiber-optic cable
Hewlett-Packard Solutions Delivery, Ltd.
Integration, consultation and other related services for information systems
Japan Cable Net Ltd.
CATV and telecommunications operation, and management of CATV operators
Kanto Electronics Corporation (Marubeni Infotec Corporation as of October 1, 2001**)**
Wholesale of PCs and peripheral equipment, semiconductors and electronics components
Koala Television Co., Ltd.
CATV services in Matsudo and Nagareyama, Chiba, Japan
Logitec Corporation
Development, manufacturing and sales of peripheral equipment for PCs
M3 Entertainment Corporation
Production and publishing of multimedia software
Marubeni Direct Corporation
Direct marketing-reseller (via Internet and/or direct mail) of PC-related products
Marubeni Information Systems Co., Ltd.
Operation and development of information and communication systems
Marubeni Network Systems Corporation
Engineering, construction and maintenance of telecommunications and IP network
Marubeni Solutions Corporation
Sales of computers, network products, semiconductor-related products etc., and SI
Marubeni Telecom Co., Ltd.
Sales of telecommunications services and equipment, IT solutions and mobile contents
Marubeni Telemarketing Corporation
Provider of a range of customer support solutions via multimedia call center facilities
Marunouchi Direct Access Ltd.
Area local exchange carrier, providing last-mile solution to supply dark fiber in Marunouchi
Media Vision Inc.
Development, marketing, and sales of PC/ Internet software
Meditec Corporation
Import, export, sales and maintenance of medical equipment, apparatus and accessories
Mighty Card Corporation
Development and sales of the contactless IC tag and related systems, etc.
Mystery Channel Inc.
Broadcast of *Mystery Channel* on satellite broadcasting and CATV
Nasca Corporation
Sales and rental of prepaid card system for *pachinko* games
Nexion Corporation
Digital contents production, distribution for broadcasters and consumers
Sofmap Co., Ltd.
Retail of digital products, such as PCs and software
Town Television Minami-Yokohama Co., Ltd.
Domestic interactive CATV operations
Town Television Narashino Co., Ltd.
Domestic interactive CATV operations
Marubeni Solutions USA Corporation [U.S.A.]
Marketing and sales of advanced electronic equipment/devices
Vectant, Inc. [U.S.A.]
Providing advanced overall data network and e-commerce solutions
Marubeni Network Systems (Europe) B.V. [Netherlands]
Sales and engineering of telecom systems mainly in Europe and Africa
Marpless Communication Technologies (Pty.) Ltd. [South Africa]
Sales and engineering of telecommunications equipment
P.T. Marulindo Karya Nusa [Indonesia]
Construction and contract execution for telecommunications project in Indonesia
LCA Holding Pty Ltd. [Australia]
Sales of Iwasaki lamps, lighting equipment and fixtures

UTILITY & INFRASTRUCTURE

Hamanasu Wind Power Corporation
IPP of Shimamaki Wind Farm, Hokkaido
Marubeni Power Systems Corporation
Engineering, procurement and construction services, and IPP services including M&A in overseas market
Marubeni Vivendi Environment Corporation
Development of ESCO business
Mibugawa Power Company
Operation and management of Mibugawa Hydro Power Station
Transport Systems Engineering Co., Ltd.
Planning and development of transport systems
Marubeni Power International Inc. [U.S.A]
Marketing and development of power projects in Central and South America
Marubeni Power Ventures, Inc. [U.S.A.]
Holding company of international power projects
Marubeni Miravalles Investment Limited [Cayman Islands]
Investment in IPP in Costa Rica
Marubeni Termovalle Investment Ltd. [Cayman Islands]
Investment in IPP in Columbia
Aquasistema Salina Cruz S.A. de C.V. [Mexico]
BOT water recycling and desalination project for PEMEX
Marubeni Power Holding B.V. [Netherlands]
Investment in a power project in Tunisia
Marubeni Europower Ltd. [U.K.]
Execution, marketing, development and investment for power projects in Europe
Uni-Mar Enerji Yatirimlari A.S. [Turkey]
IPP in Turkey
PPN Power Generating Company Limited [India]
IPP in India
P.T. Matlamat Cakera Canggih [Indonesia]
Marketing, development, contracting and execution for power project in Indonesia
Marubeni Energy Services Corporation [Philippines]
Operation and maintenance of Mindanao Geothermal Power Plant units 1 and 2
Marubeni Mindanao Power Holdings Corporation [Philippines]
Holding company of geothermal power project in the Philippines
Marubeni Pacific Energy Holdings Corporation [Philippines]
Holding company of geothermal power project in the Philippines
San Roque Power Corporation [Philippines]
IPP of San Roque Multipurpose Dam Project
Ever Power IPP Company Ltd. [Taiwan]
IPP in Taiwan
Eastern Power and Electric Company Limited [Thailand]
IPP in Thailand
Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd. [China]
BOT water supply project, for Chengdu Municipal Government, Sichuan Province
Marubeni Asian Power Ltd. [China]
Marketing and development of power projects
Millmerran Power Partners [Australia]
Investment in IPP for merchant operation

PLANT & SHIP

Japan Indonesia Petrochemical Investment Corporation
Investment and related services for Chandra Asri Project
KAFCO Japan Investment Co., Ltd.
Investment and related services for Karnaphuri Fertilizer Co., Ltd.
Koyo Line Ltd.
Ship management, brokerage and trade of ship equipment and others
Marubeni Energy and Chemical Project Corporation
Overseas trade, domestic sales and investment for the following:
- energy-related plants
- petrochemical and chemical plants
- pollution control and environmental protection facilities, IT for industrial use, etc.

Marubeni Protechs Corporation
Export, transport and installation of equipment and machines, plant construction and overseas development assistance for cement, pulp and paper, nonferrous metals, sugar, plywood and steel plants
Marubeni Tekmatex Corporation
Import and domestic sales of textile machinery
Sumatra Pulp Corporation
Investment and consulting services for Musi Pulp Project
MARCOP Inc. [U.S.A.]
Production and sales of pulverized coal to USS Gary works
Marubeni Plant Contractor Inc. [U.S.A.]
Civil work and installation of plants
MCP Iron Oxide, Inc. [U.S.A.]
Investment for American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide
Swift Spinning Mills Inc. [U.S.A.]
Production of cotton yarns
Compania de Nitrogeno de Cantarell S.A. de C.V. [Mexico]
Production and supply of nitrogen for PEMEX

Compania de Servicios de Compresion de Campeche, S.A. de C.V. [Mexico]
Compression of associated gas for PEP at Cantarell oil field
Tekmatex Europe S.A. [France]
Sales and service of textile machinery
MC-Komori Currency Press Ltd. [U.K.]
Sales and marketing of security and banknote printing press and ancillary equipment manufactured and supplied by Komori Corporation
Royal Maritime Corporation [Liberia]
Ship leasing, finance and ship owning
PT. Chandra Asri [Indonesia]
Manufacture and sales of petrochemical products
PT. Tanjungenim Lestari Pulp & Paper [Indonesia]
Production and sales of bleached kraft pulp
JG Summit Petrochemical Corporation [Philippines]
Manufacturing and sales of polypropylene and polyethylene
Marubeni Tekmatex (Thailand) Co., Ltd. [Thailand]
Sales and service of textile machinery

TRANSPORTATION & INDUSTRIAL MACHINERY

Ecomanage Corporation
Development and investment in waste treatment business
Komatsu Ace Rental KK
Leasing and rental of Komatsu construction equipment
Marubeni Aerospace Corporation
Sales, export, import, lease of aircraft, engines, onboard equipment and parts
Marubeni Auto Sales Corporation
Import and export of automobiles and parts
Marubeni C.A.M. Corporation
Export and import of construction, mining and agricultural machinery
Marubeni Construction Machinery Sales, Inc.
Sales of construction and mining equipment
Marubeni Machinery Co., Ltd.
Sales and distribution of printing machinery and industrial machinery
Marubeni Techno-Systems Corporation
Sales of production machinery relating to media, food, beverage, packaging and building equipment
NK Lease Co., Ltd.
Leasing and rental of Komatsu construction equipment
Shinnihon Reiki Co., Ltd.
Manufacture of water cooling towers
Kubota Canada Ltd. [Canada]
Sales and service of Kubota agricultural machinery
Bi-County Saturn LLC [U.S.A.]
Saturn dealer
Long Island Automotive Group, Inc. [U.S.A.]
Car dealer for Volvo, Land Rover and Saturn brands
Marubeni Auto & Construction Machinery (America), Inc. [U.S.A.]
Sales, import and export of automobiles and construction machinery, and investment
Marubeni Citizen-Cincom Inc. [U.S.A.]
Sales of Citizen machine tools
Marubeni Disc Systems, Inc. [U.S.A.]
Sales of machinery for optical disc, CD and DVD
Marubeni Engine & Power Corporation [U.S.A.]
Sales of Nissan Tohatsu marine engines
Mitchell Distributing Company [U.S.A.]
Sales and service of construction machinery
Nissan Diesel America, Inc. [U.S.A.]
Sales and service of UD trucks
Trax Inc. [U.S.A.]
Sales and service of construction machinery
Unipres U.S.A. Inc. [U.S.A.]
Sales and manufacture of automotive body panels
Marubeni Aviation Services Ltd. [Cayman Islands]
Investment in aircraft engines and leasing of aircraft
Nissan Marubeni Ltda. [Chile]
Sales of Nissan vehicles and trucks
Unipres Mexicana S.A. de C.V. [Mexico]
Sales and manufacture of automotive body panels
N.V. Marubeni Auto and Construction Machinery (Europe) S.A. [Belgium]
Sales, import and export of automobiles and construction machinery, and investment
N.V. Nissan Belgium S.A. [Belgium]
Import, distribution and service of Nissan vehicles and parts
Kubota Europe S.A. [France]
Sales and service of Kubota agricultural machinery
Kubota (Deutschland) GmbH [Germany]
Sales and service of Kubota agricultural machinery
Marubeni Auto Deutschland GmbH [Germany]
Car dealer for Nissan, Mitsubishi and Fiat brands
Nissan Norge AS [Norway]
Import, distribution and service of Nissan vehicles, Nissan Diesel trucks and parts
Nissan Poland Ltd. [Poland]
Import, distribution and service of Nissan vehicles and parts
Nissan Sverige AB [Sweden]
Import, distribution and service of Nissan vehicles and parts
Kubota (U.K.) Ltd. [U.K.]
Sales and service of Kubota agricultural machinery
Marubeni-Komatsu Ltd. [U.K.]
Import, sales and service of construction machinery
Ogihara Europe Ltd. [U.K.]
Sales and manufacture of automotive body panels
Marubeni Auto (Russia) Co., Ltd. [Russia]
Nissan distributor
Toyota Ghana Company Limited [Ghana]
Import and distribution of Toyota vehicles
P.T. Astra Multi Finance [Indonesia]
Consumer financing of Nissan Diesel and Isuzu vehicles
Nissan Diesel (Thailand) Co., Ltd. [Thailand]
Distributor for Nissan Diesel trucks
The Siam Kubota Industry Co., Ltd. [Thailand]
Manufacturing and sales of Kubota engines and agricultural machinery
Hitachi Construction Machinery (Australia) Pty. Ltd. [Australia]
Sales and service of construction machinery
Kubota Tractor (Australia) Pty. Ltd. [Australia]
Sales and service of Kubota agricultural machinery
UD Truck (Oceania) Pty. Ltd. [Australia]
Import and distribution of Nissan Diesel trucks

ENERGY

D.M. Gas Station, Inc.
Sales of petroleum products
Marubeni Energy Corporation
Sales of petroleum products and LPG
Marubeni Ennex Corporation
Oil terminals
Marubeni Utility Services, Ltd.
Sales of nuclear power plant related components and services
Qatar LNG Investment Co., Ltd.
Natural gas development
Qatar LNG Service Agency Co., Ltd.
LNG importing services
Toh-hoku Sekiyugas Co., Ltd.
Sales of petroleum products and LPG
Energy U.S.A. Inc. [U.S.A.]
Nuclear energy related business
MIECO Inc. [U.S.A.]
Petroleum and power trading
Marubeni LNG International B.V. [Netherlands]
Investment in LNG project
MQL International B.V. [Netherlands]
Investment in LNG project
Marubeni Oil & Gas (U.K.) Ltd. [U.K.]
Oil and gas development and production
Marubeni International Petroleum (Singapore) Pte. Ltd. [Singapore]
Petroleum trading
Ravva Oil (Singapore) Pte. Ltd. [Singapore]
Oil and gas development and production
Shenzhen Sino-Benny LPG Co., Ltd. [China]
Import and sales of LPG
Marubeni Thermal Coal Pty. Ltd. [Australia]
Development and sales of coal

METALS & MINERAL RESOURCES

Marubeni Metals Corporation
Sales of nonferrous and light metal products
Marubeni Tetsugen Co., Ltd.
Sales of raw materials for steelmaking, ferro alloy, coal and petroleum coke
Marubeni Caja Investment Limited [Cayman Islands]
Investing in Refineria de Cajamarquilla S.A.
Marubeni LP HOLDING B.V. [Netherlands]
Investing in Los Pelambres copper mine in Chile
Toyo-Memory Technology Sdn. Bhd. [Malaysia]
Manufacture of nickel phosphorous substrate
Marubeni Aluminium Australia Pty. Ltd. [Australia]
Sales of aluminum ingots and investment in aluminum business
Marubeni Coal Pty. Ltd. [Australia]
Investment in coal business

IRON & STEEL

Amatei Incorporated
Manufacture of standard and specialty nails
Marubeni Construction Material Lease Co., Ltd.
Leasing and sales of temporary construction materials
Marubeni Special Steel Co.
Processing and sales of stainless steel, specialty steel and wire products
Marubeni Steel Structural Materials Inc.
Sales of steel structural materials
Marubeni Steel Trade Corp.
Sales of steel sheet
Ohtsuka Steel Trading Co., Ltd.
Sales of steel plates and other construction materials

Sanyo Co., Ltd.
Sales of steel pipes and couplings
Tomiyasu & Co., Ltd.
Sales of tinplate and steel sheet
Toyo Tekko Co., Ltd.
Slitting and processing of steel sheet
Yamatogawa Co., Ltd.
Sales of cast-iron and steel pipes, and water-pipe installation
Marubeni Steel Processing, Inc. [U.S.A.]
Processing of steel coil and sheet
Marubeni Tubulars, Inc. [U.S.A.]
Sales of steel tubular products
P.T. Marubeni Steel Processing Indonesia [Indonesia]
Processing of steel sheet and plates
Yung Kong Galvanizing Industries Berhad [Malaysia]
Manufacture of galvanized steel sheet
Marubeni Steel Processing (Thailand) Co., Ltd. [Thailand]
Processing of steel sheet and plates
Thai Coated Steel Sheet Co., Ltd. [Thailand]
Manufacture and sales of electrogalvanized steel sheet
Thai Cold Rolled Steel Sheet Public Co., Ltd. [Thailand]
Manufacture of cold-rolled steel sheet
Shanghai Rihong Steel Sheet Processing Co., Ltd. [China]
Processing of steel sheet and plates
Total Steel of Australia Pty. Ltd. [Australia]
Sales of steel products

CHEMICALS

Ain Medical Systems Inc.
Pharmacy operation in Kanto area
Ain Pharmaciez Inc.
Pharmacy operation
Eco Sheet Sapporo Corporation
Sheeting of recycled PET resin
Marubeni Agrotech Corporation
Sales of agrochemicals and related materials
Marubeni Chemix Corporation
Domestic sales and foreign trade of organic chemicals and specialty chemicals
Marubeni Plax Corporation
Sales of plastic products and resin
M-I Chemicals Co., Ltd.
Manufacture and sales of PVC compounds
Mizushima Paraxylene Co., Ltd.
Production and sales of paraxylene
Polytech Incorporated
Sheeting of recycled PET resin
Shinko Chemical Terminal Co., Ltd.
Manufacture, sales, transportation and storage of chemical products
ATC Inc. [U.S.A.]
Manufacture and sales of polypropylene compounds
Diamond Polymers Inc. [U.S.A.]
Manufacture and sales of ABS compounds
Helena Chemical Company [U.S.A.]
Distribution of agrochemicals, fertilizer and seeds
Marubeni Specialty Chemicals Inc. [U.S.A.]
Sales of specialty chemicals
Agrovista France S.A.S. [France]
Holding company of agrochemicals and home and garden products distribution companies in France
Marubeni Specialty Chemicals (Europe) GmbH [Germany]
Sales of specialty chemicals
Italpet Preforme S.p.A. [Italy]
Manufacture of PET resin and preforms
AGROVISTA B.V. [Netherlands]
Holding company of agrochemicals distribution companies in the U.K. and the Netherlands
Birkby's Plastics Limited [U.K.]
Manufacture and sales of plastic products
***ZAO FUJIFILM RU* [Russia]**
Sales of photosensitive materials and products
Image Ukraine CJSC [Ukraine]
Sales of photosensitive materials and products
P.T. Emblem Asia [Indonesia]
Manufacture and sales of biaxially oriented nylon film
P.T. Fukusuke Kogyo [Indonesia]
Manufacture and sales of PE films
Agricultural Chemicals (Malaysia) Sdn. Bhd. [Malaysia]
Formulation and sales of agrochemicals
Marubeni Chemical Asia Pacific Pte. Ltd. [Singapore]
Import/export/ITC of organic and specialty chemicals
Glory Optics Technologies, Ltd. [Taiwan]
Production and sales of backlight for TFT LCD
Kaofu Chemical Corporation [Taiwan]
Manufacture and sales of polystyrene and related resin
Beijing Asahi Glass Electronics Co., Ltd. [China]
Manufacture and sales of multiform and frit glass
Nantong Wanhong Agrochemical Co., Ltd. [China]
Formulation and sales of agrochemicals
Polyglory (Hong Kong) Ltd. [China]
Holding company of Polyglory (Dongguan) Plastic Ltd.
Shanghai Asahi Electronic Glass Co., Ltd. [China]
Manufacture and sales of glass bulbs for CRT
Wuxi Zhenyu Chemical Co., Ltd. [China]
Production and sales of sulphuric acid, SOP and hydrochloric acid
Dampier Salt Ltd. [Australia]
Production and sales of salt

FOREST PRODUCTS & GENERAL MERCHANDISE

Fukuyama Paper Co., Ltd.
Manufacture of corrugating medium and paper tube materials
Koa Kogyo Co., Ltd.
Manufacture of corrugating medium, containerboard and printing paper
Marubeni Building Materials Co., Ltd.
Wholesale of wood products and construction materials
Marubeni Cement & Construction Materials Co., Ltd.
Wholesale of cement and construction materials
Marubeni CLS Corporation
Sales of synthetic leather
Marubeni Footwear Inc.
Export, import and wholesale of footwear
Marubeni Lumber Co., Ltd.
Sawmilling and wholesale of logs and lumber
Marubeni Office Supply Co., Ltd.
Conversion and sales of information processing paper
Marubeni Paper & Pulp Logistics Co., Ltd.
Integrated logistic management of imported and domestic paper and pulp products
Marubeni Pulp & Paper Sales Co., Ltd.
Wholesale of all types of paper
Marusumi Paper Co., Ltd.
Manufacture of printing paper
Precision Japan Ltd.
Sales of golf products and materials
Daishowa-Marubeni International Limited [Canada]
Manufacture and sales of bleached kraft pulp
Marubeni Business Machines (America), Inc. [U.S.A.]
Sales of copying machines and other office equipment to Central and South America
Pan Pacific Fiber, Inc. [U.S.A.]
Wastepaper collection
Marubeni Pulp & Paper Sales Europe GmbH [Germany]
Sales of thermal paper
Yokohama Reifen GmbH [Germany]
Sales of Yokohama Tires
Marubeni International Commodities (Singapore) Pte. Ltd. [Singapore]
Sales of natural rubber and related products
Unimac Rubber Company Ltd. [Thailand]
Production and sales of natural rubber
Southern Plantation Forest Pty. Ltd. [Australia]
Hardwood plantation, chip production and sales activities
WA Plantation Resources Pty. Ltd. [Australia]
Plantation and woodchip export

AGRI-MARINE PRODUCTS

Akagi Suisan Co., Ltd.
Processing and wholesale of marine products
Beni Frozen Corporation
Wholesale of frozen foods
Benirei Corporation
Refrigerated warehousing and wholesale of marine products
Central Japan Grain Terminal Co., Ltd.
Grain warehousing, stevedoring and transportation operations
Dairy Queen Japan Co., Ltd.
Management of Dairy Queen stores and Dessert Café stores, and sales of franchise
Flore 21 Co., Ltd.
Wholesale of flowers and related products
Katakura Chikkarin Co., Ltd.
Manufacture of fertilizer, and marketing of LPG and feed
Marubeni Chikusan Corporation
Marketing of livestock, meats and processed products
Marubeni Egg Corporation
Production and sales of eggs
Marubeni Foods Corporation
Wholesale of coffee, tea, alcoholic beverages and foodstuffs
Marubeni Shiryo Co., Ltd.
Manufacture of compound feed
Marukoh Fisheries Co., Ltd.
Wholesale of domestic and imported tuna
Melitta Japan Ltd.
Coffee equipment trading
Nacx Nakamura Corporation
Wholesale, transportation and processing of frozen foods, and refrigerated warehousing
Nikko Oil Mills Co., Ltd.
Crushing and refining of oilseeds
Nissan-Marubeni Shoji Co., Ltd.
Wholesale of fertilizer, agrochemicals, foodstuffs and meat products
Okumoto Flour Milling Co., Ltd.
Flour milling
OM2 Network Co., Ltd.
Meat store chain
Pacific Grain Terminal Ltd.
Grain warehousing, stevedoring and transportation
Rice World Co., Ltd.
Sales of rice for domestic market

Seiwa Shokuhin Co., Ltd.
Wholesale of frozen foods
S Foods Inc.
Meat processing and sales
Shinshindo Baking Co., Ltd.
Manufacture of bakery products
Stork Corporation
Catering services
Sunmari Co., Ltd.
Food supermarket
Ten Corporation
Management of "Ten-Don" fast-food chain
The Maruetsu, Inc.
Supermarket chain
Tokyo Allied Coffee Roasters Co., Ltd.
Manufacture and wholesale of roasted coffee
Tokyo Flour Milling Co., Ltd.
Flour milling
Toyo Sugar Refining Co., Ltd.
Sugar refining
Yamaboshiya Co., Ltd.
Wholesale of confectionery
Columbia Grain, Inc. [U.S.A.]
Grain warehousing and transportation operations
Columbia Grain International, Inc. [U.S.A.]
Grain trading
Fremont Beef Company [U.S.A.]
Meat processing
North Pacific Processors, Inc. [U.S.A.]
Processing and canning of frozen seafood
Wyoming Premium Farm LLC. [U.S.A.]
Piggery
Viñas Argentinas S.A. [Argentine]
Production of wine and must
Cia. Iguaçu de Café Solúvel [Brazil]
Production of instant coffee
Paris Foods S.A.S. [France]
Export of European food products to Japan
Heartland International Co., Ltd. [Taiwan]
Grain trading
Dalian Marubeni Cereal Foods Co., Ltd. [China]
Manufacture and sales of flour and processed foods
Great Wall Food (Dalian) Co., Ltd. [China]
Broiler farming and processing
Shanghai Shuang Hong Bakery Co., Ltd. [China]
Manufacture of Japanese-style bakery products
Tianjin Ronghong Sales & Distribution Co., Ltd. [China]
Wholesale of foodstuffs
Weifang Meicheng Broiler Co., Ltd. [China]
Broiler farming and processing
Rangers Valley Cattle Station Pty. Ltd. [Australia]
Feedlot operation

TEXTILE

Benny Toyama Corporation
Manufacture of fishing nets and warp-knit products
Kyoto Marubeni Co., Ltd.
Wholesale of Japanese kimonos and related products
Marubeni Fashion Link, Ltd.
Marketing and sales of fabric, apparel and sportswear
Marubeni Fashion Planning Corp.
Consulting on fashion merchandising, planning, design and research
Marubeni Intex Co., Ltd.
Wholesale of industrial and interior textiles, ready-made goods and materials
Marubeni Tex Co., Ltd.
Wholesale of textile piece goods, knitting yarn and textile ready-made goods
Marubeni Textile Distribution Center Co., Ltd.
Warehousing, sorting and distribution of textile ready-made goods
Panther Co., Ltd.
Manufacture and wholesale of men's apparel
P.T. Argo Beni Manunggal [Indonesia]
Dyeing and finishing of knitted fabrics
P.T. Dharma Maruwa Garment Industry [Indonesia]
Manufacture of knitted shirts
Dusit Textile Co., Ltd. [Thailand]
Spinning and weaving of cotton and polyester/cotton fabrics
Erawan Textile Co., Ltd. [Thailand]
Spinning and weaving of cotton and polyester/cotton fabrics
Thai Textile Development & Finishing Co., Ltd. [Thailand]
Dyeing, printing and finishing of medium- to heavy-weight fabrics
Tokai Dyeing Co., (Thailand) Ltd. [Thailand]
Dyeing, printing and finishing of cotton and synthetic fabrics
Marubeni Textile Asia Ltd. [China]
Textile materials trade
Passport Fashion Company Limited [China]
Production and quality control of apparel made up overseas
Shanghai Xin Hong Textile Co., Ltd. [China]
Spinning and selling of synthetic yarn

DEVELOPMENT & CONSTRUCTION

Benny Estate Service Co., Ltd.
Property management of condominiums, buildings and commercial complexes
Fuyo Kanko Co., Ltd.
Operation of Fuyo Country Club golf club
Kohei Co., Ltd.
Operation of four golf clubs
Koshigaya Community Plaza Co., Ltd.
Development and leasing for commercial complex
Marubeni Construction Co., Ltd.
Civil engineering and construction
Marubeni Real Estate Co., Ltd.
Development and leasing of real estate
Marubeni Real Estate Sales Co., Ltd.
Sales and marketing of real estate, supervision of construction
Marubeni Setzbi Corporation
Engineering and construction of air-conditioning systems, facilities and snow machines
Park Lane Co., Ltd.
Operation of Hotel Park Lane Tsurumi and Nishikasai
Tipness Co., Ltd.
Operation of sports club and facilities
Marubeni Brasil Representações e Participações Ltda. [Brazil]
Leasing of office building in São Paulo
Marubeni Benelux Development S.A. [Belgium]
Leasing of office building and interior finishing work for office in Brussels
Deutsch-Japanisches Center GmbH [Germany]
Leasing of office building and hotel operation in Düsseldorf
Marubeni Properties UK Limited [U.K.]
Leasing of office building in City of London
P.T. Megalopolis Manunggal Industrial Development [Indonesia]
Development, sales and operation of industrial estate in Bekasi, Indonesia
P.T. Mekanusa Cipta and four companies [Indonesia]
Housing development in Cibubur, Indonesia
Sin Heap Lee-Marubeni Sdn. Bhd. [Malaysia]
Development and sales of housing in suburb of Kuala Lumpur and operation of golf course
Lima Land, Inc. [Philippines]
Development and sales of industrial estate in Batangas State in the Philippines
Shanghai House Property Development Co., Ltd. [China]
Development of a housing estate for local residents in Shanghai
Shanghai International Realty Co., Ltd. [China]
Leasing of housing for expatriates in Shanghai

FINANCE & LOGISTICS BUSINESS

ezFinance Co., Ltd.
Financial services for e-commerce
Financial Planners Link Sec.
Sales of securities and finance consulting
HERMES & EULER Credit Services (Japan) Ltd.
Credit insurance agency
Marnix Corp.
Insurance broker
Marubeni Document Systems Inc.
Preparation of shipping documentation
Marubeni General Leasing Corporation
Lease and sales of plants, machinery and equipment
Marubeni Logistics Corp.
Warehousing and total logistics services
Marubeni Safenet Co., Ltd.
Insurance agency
World Gateway, Inc.
Bolero Agency, LT provider
Marubeni Transport Service Corp. [U.S.A.]
Total logistics services
Marnix Europe Ltd. [U.K.]
Insurance broker
Marubeni International Finance p.l.c. [U.K.]
Financial services and investment
Lima Logistics Corporation [Philippines]
Warehousing and operation of inland container depot
Eastern Sea Laem Chabang Terminal Co., Ltd. [Thailand]
Container terminal operation
Thai Logistics Service Co., Ltd. [Thailand]
Customs clearance and distribution
Shanghai Wai-hong International Logistics Co., Ltd. [China]
Warehousing and total logistics services

OTHERS

Marubeni Management Resources Corporation
Management services and consulting
Marubeni Personnel Support Co., Ltd.
Temporary placement agency

(As of July 1, 2001)

DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS



From left: Iwao Toriumi, Tohru Tsuji, Katsuo Koh

Chairman, Executive Director

Iwao Toriumi

President and CEO, Director

Tohru Tsuji

Executive Vice President, Director

Katsuo Koh

CIO; Executive Corporate Officer, Information Strategy Dept.; Member of Corporate Management Committee, Advisor to the President for Iron & Steel Div., Agri-Marine Products Div. and Finance & Logistics Business Div.

Senior Vice Presidents, Directors

Yuichi Ishimaru

Executive Corporate Officer, Corporate Strategies Dept.; Member of Corporate Management Committee, Advisor to the President for Plant & Ship Div. and Business Incubation Dept.

Kenichi Nishida

Member of Corporate Management Committee, Advisor to the President for Textile Div. and Development & Construction Div.

Inoshin Kitamura

Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Member of Corporate Management Committee

Nobuo Katsumata

Executive Corporate Officer, Human Resources Dept., Corporate Planning & Coordination Dept. and Subsidiaries & Affiliates Management Dept.; Member of Corporate Management Committee, Advisor to the President for Forest Products & General Merchandise Div.

Shigeki Kuwahara

Member of Corporate Management Committee, Advisor to the President for Energy Div., Metals & Mineral Resources Div. and Chemicals Div.

Corporate Vice Presidents, Directors

Hirohiko Kubo
General Manager for Europe & Africa; Managing Director, Marubeni Europe P.L.C.

Takeyoshi Watanabe
Chief Representative in Indonesia; President, P.T. Marubeni Indonesia

Kazuhiro Owaki
Member of Corporate Management Committee, Advisor to the President for IT Business Div. and Transportation & Industrial Machinery Div.

Kazuhiko Sakamoto
Executive Corporate Officer, Corporate Communications Dept., Corporate Accounting Dept. and Finance Dept.; Member of Corporate Management Committee, Advisor to the President for Utility & Infrastructure Div.

Noritsugu Watanabe
General Manager for North America & Central America; President & Chief Executive Officer, Marubeni America Corporation; Chairman, Marubeni Canada Ltd.; Chairman, Marubeni Mexico S.A. de C.V.

Hidekatsu Yamamoto
General Manager for China; President, Marubeni China Co., Ltd.; General Manager, Beijing Office

Toshio Nakagawa
Chief Operating Officer, Chemicals Div.

Seinosuke Okazaki
Assistant Advisor to the President for Iron & Steel Div.

Yuji Kato
Chief Operating Officer, Energy Div.

Directors

Chiaki Takahata
General Manager, Nagoya Branch

Tamio Suzuki
Chief Operating Officer, Development & Construction Div.

Akira Matsuda
Chief Operating Officer, Plant & Ship Div.

Kiyoshi Yoshimitsu
Chief Operating Officer, Utility & Infrastructure Div.

Kazuhiko Nishizawa
Chief Operating Officer, Iron & Steel Div.

Makoto Isogai
Chief Operating Officer, Forest Products & General Merchandise Div.

Kazuo Ogawa
Chief Operating Officer, Finance & Logistics Business Div.; Executive Corporate Officer, Business Incubation Dept.

Yasutaka Emori
Chief Operating Officer, Transportation & Industrial Machinery Div.

Sadashi Iida
Chief Operating Officer, IT Business Div.

Masakatsu Takita
Chief Operating Officer, Textile Div.

Tomoyuki Nakayama
Chief Operating Officer, Agri-Marine Products Div.

Tadatsugu Nakajima
Chief Operating Officer, Metals & Mineral Resources Div.

Corporate Auditors

Yasuo Ota

Takao Mizuno

Hiroaki Shinoda

Tatechika Umeda

Senior Executive Officer

Hidemi Kawai
Senior Corporate Officer, Risk Management Div. and Corporate Strategies Dept.

Executive Officers

Ko Mori
President, Marubeni Thailand Co., Ltd.; General Manager, Bangkok Branch

Shinichi Saito
General Manager, Finance Dept.

Shuzo Yamada
Senior Operating Officer & CIO, Agri-Marine Products Div.

Shuichi Morizane
General Manager, Corporate Planning & Coordination Dept.

Makoto Itoh
Senior Operating Officer & CIO, Energy Div.

Susumu Watanabe
General Manager, Corporate Accounting Dept.

Kazuoki Matsushita
Senior Operating Officer & CIO, Forest Products & General Merchandise Div.

Fumio Uehara
Senior Operating Officer & CIO, IT Business Div.

(As of June 27, 2001)

ORGANIZATION



General Meeting of Shareholders
Board of Directors
Corporate Auditors
Board of Corporate Auditors
President
Corporate Management Committee
Committee of Chief Operating Officers
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications Dept.
Corporate Planning & Coordination Dept.
Subsidiaries & Affiliates Management Dept.
Corporate Strategies Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Finance Dept.
Risk Management Div.
Risk Management Dept.
Legal Dept.
Osaka Administration Dept.
IT Business Div.
Utility & Infrastructure Div.
Plant & Ship Div.
Transportation & Industrial Machinery Div.
Energy Div.
Metals & Mineral Resources Div.
Iron & Steel Div.
Chemicals Div.
Forest Products & General Merchandise Div.
Agri-Marine Products Div.
Textile Div.
Development & Construction Div.
Finance & Logistics Business Div.
Business Incubation Dept.
Domestic Branches & Offices
Overseas Branches & Offices

(As of April 1, 2001)

Contents

SIX-YEAR SUMMARY

Marubeni Corporation

Years ended March 31, 2001, 2000, 1999, 1998, 1997 and 1996

	Millions of yen						Thousands of U.S. dollars
	2001	2000	1999	1998	1997	1996	**2001**
For the year:							
Trading transactions:							
Domestic	**¥ 3,754,652**	¥ 4,571,183	¥ 5,183,131	¥ 5,931,831	¥ 6,604,469	¥ 6,967,511	**$30,279,452**
Export	**1,184,653**	1,250,165	2,163,734	2,535,228	2,190,089	1,976,749	**9,553,653**
Import	**1,760,793**	1,425,294	1,452,026	1,710,749	1,727,032	1,531,517	**14,199,944**
Offshore	**2,736,765**	2,975,800	3,161,266	3,462,709	3,448,387	3,064,783	**22,070,685**
Total volume of trading transactions	**9,436,863**	10,222,442	11,960,157	13,640,517	13,969,977	13,540,560	**76,103,734**
Gross trading profit	**479,754**	453,496	522,356	534,485	496,550	475,221	**3,868,984**
Income (loss) before income taxes and equity in earnings (losses)	**6,688**	5,419	(149,904)	54,922	57,504	33,900	**53,935**
Net income (loss)	**15,036**	2,060	(117,729)	17,230	20,113	15,117	**121,258**
At year-end:							
Total assets	**5,320,604**	5,584,353	6,511,841	7,388,101	7,550,347	7,644,002	**42,908,097**
Total shareholders' equity	**342,297**	324,301	354,017	475,253	512,929	560,589	**2,760,460**
Interest-bearing debt	**3,428,363**	3,736,136	4,546,681	4,915,046	4,935,317	4,916,219	**27,648,089**
	Yen						U.S. dollars
Amounts per 100 shares:							
Basic earnings (loss)	**¥1,006**	¥138	¥(7,880)	¥1,153	¥1,346	¥1,012	**$8.11**
Diluted earnings (loss)	**940**	138	(7,880)	1,054	1,289	1,010	**7.58**
Cash dividends	**—**	—	300	600	600	600	**—**

Note: U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing exchange rate of ¥124 to US$1 as of March 31, 2001.

Operating Environment

In the fiscal year ended March 31, 2001, the Japanese economy benefited from favorable corporate earnings and strong IT investments. At the same time, personal consumption lacked vigor, owing to depressed unemployment and income levels. From the second half of the year, the economy became stagnant amid plunging exports to the United States and elsewhere in Asia.

The U.S. and other Asian economies decelerated after performing well in the first half of the term. In contrast, European economies continued to expand steadily.

Total Volume of Trading Transactions

Marubeni's total volume of trading transactions on a consolidated basis declined ¥785.6 billion, or 7.7%, to ¥9,436.9 billion (US$76,104 million).

Trading Transactions by Type

Domestic transactions fell ¥816.5 billion, or 17.9%, to ¥3,754.7 billion (US$30,279 million). This was mainly because of decreases in Textile, Machinery and Agri-Marine Products. Exports declined ¥65.5 billion, or 5.2%, to ¥1,184.7 billion (US$9,554 million), owing to Metals and Machinery. Imports rose ¥335.5 billion, or 23.5%, to ¥1,760.8 billion (US$14,200 million). This was due primarily to gains in Energy. Offshore transactions were down ¥239.0 billion, or 8.0%, to ¥2,736.8 billion (US$22,071 million), reflecting a reduction in Machinery, which overshadowed an improvement in Energy.

By Region

Total volume of trading transactions in Japan dipped ¥266.8 billion, or 2.9%, to ¥8,946.8 billion (US$72,152 million), reflecting reductions in Textile and Transportation Machinery. Transactions in North America advanced ¥58.8 billion, or 4.6%, to ¥1,347.8 billion (US$10,869 million), primarily due to an increase in Energy. European transactions fell ¥65.3 billion, or 16.2%, to ¥338.9 billion (US$2,733 million), mainly because of decreases in the transaction volume of overseas corporate subsidiaries. In Asia and Oceania, transactions plunged ¥225.1 billion, or 24.3%, to ¥702.4 billion (US$5,665 million), also chiefly owing to reduced transaction volume of overseas corporate subsidiaries. Transactions in other regions increased ¥54.2 billion, or 7.4%, to ¥788.0 billion (US$6,355 million).

Total Volume of Trading Transactions and Gross Trading Profit by Operating Segment

IT Business transactions gained ¥57.9 billion, or 14.7%, to ¥451.1 billion (US$3,638 million), on the strength of growth in the information and telecommunications sectors. Gross trading profit in this segment was up ¥4.0 billion, or 10.8%, to ¥41.3 billion (US$333 million).

Utility & Infrastructure transactions dropped ¥31.4 billion, or 6.9%, to ¥424.6 billion (US$3,424 million), primarily owing to a fall in offshore transactions. Gross trading profit in this segment soared ¥4.2 billion, or 70.1%, to ¥10.1 billion (US$82 million), because of increases in overseas electric power business.

Plant & Ship transactions were down ¥186.1 billion, or 26.7%, to ¥511.4 billion (US$4,124 million), mainly because of a decline in projects for Southeast Asia. Higher earnings from other overseas operations helped raise gross trading profit ¥600 million, or 3.2%, to ¥20.2 billion (US$163 million).

Transportation & Industrial Machinery transactions fell ¥303.3 billion, or 26.6%, to ¥836.5 billion


Trading Transactions by Type
(Years ended March 31)
(Trillions of yen)
16
12
8
4
0
14.0
13.6
12.0
10.2
9.4
1997
1998
1999
2000
2001
Offshore
Import
Export
Domestic

(US$6,746 million), mainly because of a decline in automobile trading. Gross trading profit was down ¥5.1 billion, or 8.7%, to ¥53.2 billion (US$429 million), primarily stemming from reduced construction machinery exports and slower domestic operations.

Energy transactions climbed ¥442.4 billion, or 30.1%, to ¥1,911.1 billion (US$15,412 million), in line with rising oil prices. Gross trading profit increased ¥4.6 billion, or 17.3%, to ¥31.3 billion (US$252 million), chiefly owing to an increase in overseas resource development projects.

Metals & Mineral Resources transactions improved ¥17.3 billion, or 3.4%, to ¥523.8 billion (US$4,225 million), primarily as a result of expanded aluminum ingot trading. Gross trading profit advanced ¥1.2 billion, or 8.8%, to ¥15.5 billion (US$125 million), in line with higher earnings from overseas businesses.

Iron & Steel transactions were down ¥34.7 billion, or 6.1%, to ¥530.0 billion (US$4,274 million), mainly as a result of a decline in steel pipe exports. Gross trading profit dropped ¥1.6 billion, or 5.8%, to ¥25.5 billion (US$206 million), because of the reduced profitability of export transactions.

Chemicals transactions increased ¥43.1 billion, or 7.7%, to ¥601.5 billion (US$4,851 million), on the strength of expanded offshore transactions. Gross trading profit slipped ¥100 million, or 0.3%, however, to ¥29.6 billion (US$238 million), as a downturn in overseas operations offset increased exports of electronic materials.

Forest Products & General Merchandise transactions decreased ¥37.4 billion, or 4.5%, to ¥794.3 billion (US$6,406 million), primarily following a fall in domestic construction materials transactions. Gross trading profit slipped ¥1.2 billion, or 2.6%, to ¥44.0 billion (US$355 million) because of a decline in leisure-related operations, which overshadowed increased imports of pulp.

Agri-Marine Products transactions dipped ¥21.0 billion, or 2.0%, to ¥1,052.8 billion (US$8,490 million), mainly owing to a fall in trading following a review of low-profitability domestic businesses. Gross trading profit was down ¥1.4 billion, or 2.1%, to ¥65.0 billion (US$525 million), chiefly because of a downturn in feed and livestock businesses.

Textile transactions plunged ¥183.5 billion, or 27.3%, to ¥488.9 billion (US$3,943 million), primarily due to reduced domestic transactions. Gross trading profit was unchanged, at ¥30.6 billion (US$247 million).

Development & Construction transactions fell ¥37.7 billion, or 15.4%, to ¥207.5 billion (US$1,673 million), mainly owing to a decline in domestic realty transactions. Gross trading profit rocketed ¥18.0 billion, or 161.4%, to ¥29.1 billion (US$235 million), as Marubeni became free of evaluation losses charged on real estate for sale in the fiscal year ended March 31, 2000.

Transactions of **domestic branches and offices** were down ¥104.6 billion, or 19.4%, to ¥435.2 billion (US$3,510 million), primarily because of a downturn in domestic transactions in the Development & Construction and Iron & Steel businesses. Gross trading profit rose ¥2.3 billion, or 25.7%, to ¥11.4 billion (US$92 million), as the Company became free of evaluation losses charged on real estate for sale in the fiscal year ended March 31, 2000.

Transactions of **overseas corporate subsidiaries and branches** plummeted ¥608.1 billion, or 33.1%, to ¥1,229.3 billion (US$9,914 million), stemming from the



Gross Trading Profit
(Years ended March 31)
(Billions of yen)
540
405
270
135
0
497
534
522
453
480
1997
1998
1999
2000
2001



Net Income
(Years ended March 31)
(Billions of yen)
24
16
8
0
−200
20.1
17.2
−117.7
2.1
15.0
1997
1998
1999
2000
2001



Diluted Earnings per 100 Shares
(Years ended March 31)
(Yen)
1,400
1,050
700
350
0
−8,000
1,289
1,054
−7,880
138
940
1997
1998
1999
2000
2001

yen's appreciation and declines in exports and offshore transactions. Gross trading profit improved ¥1.0 billion, or 1.5%, however, to ¥69.9 billion (US$564 million), as a result of increased earnings in the United States.

Costs, Expenses and Earnings

As a result of the above factors, gross trading profit advanced ¥26.3 billion, or 5.8%, to ¥479.8 billion (US$3,869 million).

Operating profit soared ¥25.2 billion, or 154.0%, to ¥41.5 billion (US$335 million). This was due to an ¥11.2 billion decrease in selling, general and administrative expenses in keeping with cost-cutting efforts, which partially offset a ¥12.3 billion increase in the provision for doubtful accounts.

Income before income taxes and equity in earnings gained ¥1.3 billion, or 23.4%, to ¥6.7 billion (US$54 million). This was despite a ¥47.0 billion decrease in gains on investment securities, and reflected a gain on property and equipment, which was a loss in the previous fiscal year, and reduced interest expense.

Net income rocketed ¥13.0 billion, or 629.9%, to ¥15.0 billion (US$121 million). This was despite higher income taxes and reflected a ¥13.2 billion increase in equity in earnings.

Financial Position

Consolidated total assets at the end of the fiscal year ended March 31, 2001, amounted to ¥5,320.6 billion (US$42,908 million), down ¥263.7 billion, or 4.7%. This reflected reductions in investment securities and long-term notes, loans and accounts receivable as part of a review of unprofitable transactions, operational adjustments and divestments.

Consolidated interest-bearing debt dropped ¥307.8 billion, or 8.2%, to ¥3,428.4 billion (US$27,648 million), in keeping with asset trimming. Net interest-bearing debt after deducting cash and cash equivalents and time deposits was down ¥238.6 billion, or 7.2%, to ¥3,089.8 billion (US$24,918 million).

Shareholders' equity increased ¥18.0 billion, or 5.5%, to ¥342.3 billion (US$2,760 million), owing to a rise in retained earnings. Consequently, the net debt-to-equity ratio improved 1.23 percentage points, to 9.03.

Cash Flows

Net cash provided by operating activities decreased ¥5.4 billion, or 2.9%, to ¥179.3 billion (US$1,446 million). This reflected a higher net income and reductions in notes and accounts receivable and inventories owing to efforts to improve capital efficiency, offset by a high prepaid-pension expense.

Net cash provided by investing activities fell ¥69.0 billion, or 26.9%, to ¥188.0 billion (US$1,516 million). This stemmed from lower proceeds from sales and redemptions of securities and other investments, and decreased collection of loans receivable.

Net cash used in financing activities increased ¥138.8 billion, or 23.3%, to ¥456.1 billion (US$3,678 million), owing to a smaller net decrease in payments of short-term loans and long-term debt as a result of a reduction in net cash provided by operating and investment activities.

As a result of these factors, as well as the effect of fluctuations in foreign exchange markets, cash and cash equivalents at year-end were down ¥75.5 billion, or 18.6%, to ¥329.8 billion (US$2,660 million).


Total Assets
(At March 31)
(Trillions of yen)
10.0
7.5
5.0
2.5
0
7.6
7.4
6.5
5.6
5.3
1997
1998
1999
2000
2001


Interest-bearing Debt
(At March 31)
(Trillions of yen)
5.00
3.75
2.50
1.25
0
4.9
4.9
4.5
3.7
3.4
1997
1998
1999
2000
2001


Shareholders' Equity
(At March 31)
(Billions of yen)
600
450
300
150
0
513
475
354
324
342
1997
1998
1999
2000
2001

CONSOLIDATED BALANCE SHEETS

Marubeni Corporation
At March 31, 2001 and 2000

Assets	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Current assets:			
Cash and cash equivalents *(Notes 2 and 14)*	¥ 329,811	¥ 405,308	$ 2,659,766
Time deposits *(Notes 6 and 14)*	8,713	2,391	70,266
Investment securities *(Notes 2, 3, 6 and 14)*:			
Marketable equity securities	383	233,401	3,089
Other	87,027	189,918	701,831
Notes and accounts receivable - trade *(Notes 5 and 6)*:			
Notes receivable	294,082	289,573	2,371,629
Accounts receivable	1,233,961	1,255,919	9,951,298
Due from affiliated companies	145,123	123,327	1,170,347
Allowance for doubtful accounts	(26,832)	(16,693)	(216,387)
Inventories *(Notes 2 and 6)*	481,227	489,860	3,880,863
Advance payments to suppliers	76,146	85,710	614,081
Deferred income taxes *(Note 9)*	27,886	5,729	224,887
Prepaid expenses and other current assets	115,309	149,432	929,911
Total current assets	2,772,836	3,213,875	22,361,581
Investments and long-term receivables:			
Affiliated companies *(Notes 2 and 4)*	289,575	289,490	2,335,282
Securities and other investments *(Notes 2, 3, 6 and 14)*:			
Marketable equity securities	204,414	34,172	1,648,500
Other	447,968	459,276	3,612,645
Notes, loans and accounts receivable - trade, net of unearned interest, less allowance for doubtful accounts of ¥102,894 million ($829,790 thousand) in 2001 and ¥125,319 million in 2000 *(Notes 2, 5, 6 and 14)*	512,036	588,916	4,129,323
Property leased to others, at cost, less accumulated depreciation of ¥104,203 million ($840,347 thousand) in 2001 and ¥85,778 million in 2000 *(Notes 2 and 6)*	302,161	307,725	2,436,782
Total investments and long-term receivables	1,756,154	1,679,579	14,162,532
Property and equipment, at cost *(Notes 2 and 6)*:			
Land and land improvements	188,930	190,163	1,523,629
Buildings	321,377	316,331	2,591,750
Equipment	306,441	263,190	2,471,298
	816,748	769,684	6,586,677
Accumulated depreciation	(284,028)	(260,114)	(2,290,548)
Net property and equipment	532,720	509,570	4,296,129
Prepaid pension cost *(Note 8)*	84,507	–	681,508
Deferred income taxes *(Note 9)*	83,899	99,802	676,605
Other assets	90,488	81,527	729,742
Total assets	¥5,320,604	¥5,584,353	$42,908,097

See accompanying notes.

Liabilities and shareholders' equity	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Current liabilities:			
Short-term loans *(Notes 6, 7 and 14)*	¥ 835,663	¥ 950,767	$ 6,739,218
Current portion of long-term debt *(Notes 6, 7 and 14)*	475,842	526,258	3,837,435
Notes and accounts payable - trade:			
Notes and acceptances payable *(Note 6)*	282,169	248,291	2,275,556
Accounts payable	796,750	755,144	6,425,403
Due to affiliated companies	48,845	44,596	393,911
Advance payments received from customers	46,824	44,263	377,613
Income taxes *(Note 9)*	9,459	25,172	76,282
Deferred income taxes *(Note 9)*	1,720	9,355	13,871
Accrued expenses and other current liabilities	227,939	223,024	1,838,219
Total current liabilities	2,725,211	2,826,870	21,977,508
Long-term debt, less current portion *(Notes 6, 7 and 14)*	2,193,789	2,299,965	17,691,847
Employees' retirement benefits *(Notes 2 and 8)*	13,960	90,105	112,581
Deferred income taxes *(Note 9)*	14,766	14,674	119,081
Minority interests in consolidated subsidiaries	30,581	28,438	246,620
Commitments and contingent liabilities *(Note 16)*			
Shareholders' equity *(Note 10):*			
Common stock, ¥50 par value:			
Authorized shares - 3,000,000,000			
Issued and outstanding shares - 1,494,021,081 in 2001 and 2000	194,039	194,039	1,564,830
Additional paid-in capital	216,993	216,993	1,749,944
Retained earnings	21,664	6,628	174,710
Accumulated other comprehensive loss *(Notes 3, 8, 9 and 11)*	(90,398)	(93,357)	(729,016)
Cost of common stock in treasury - 3,766 shares in 2001 and 4,238 shares in 2000	(1)	(2)	(8)
Total shareholders' equity	342,297	324,301	2,760,460
Total liabilities and shareholders' equity	¥5,320,604	¥5,584,353	$42,908,097

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Marubeni Corporation
Years ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	2001
Total volume of trading transactions *(Notes 2, 4 and 12)*	¥9,436,863	¥10,222,442	¥11,960,157	$76,103,734
Gross trading profit	¥ 479,754	¥ 453,496	¥ 522,356	$ 3,868,984
Expenses:				
Selling, general and administrative expenses	400,356	411,511	458,217	3,228,678
Provision for doubtful accounts *(Note 5)*	37,916	25,655	51,294	305,774
Total	438,272	437,166	509,511	3,534,452
Operating profit	41,482	16,330	12,845	334,532
Other income (expenses):				
Interest expense, net of interest income: 2001, ¥ 75,262 million ($606,952 thousand); 2000, ¥ 88,174 million; 1999, ¥127,839 million	(29,532)	(32,584)	(36,160)	(238,161)
Dividends	7,692	5,221	5,996	62,032
Gain (loss) on investment securities *(Note 3)*	2,318	49,326	(100,905)	18,694
Gain (loss) on property and equipment	3,738	(4,782)	517	30,145
Other - net *(Notes 2 and 13)*	(19,010)	(28,092)	(32,197)	(153,307)
Total	(34,794)	(10,911)	(162,749)	(280,597)
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	6,688	5,419	(149,904)	53,935
Provision for income taxes *(Note 9):*				
Current	21,784	39,949	30,155	175,677
Deferred	(13,258)	(32,932)	(69,012)	(106,919)
	8,526	7,017	(38,857)	68,758
Loss before equity in earnings (losses) of affiliated companies	(1,838)	(1,598)	(111,047)	(14,823)
Equity in earnings (losses) of affiliated companies - net (after income tax effects) *(Notes 4 and 9)*	16,874	3,658	(6,682)	136,081
Net income (loss)	¥ 15,036	¥ 2,060	¥ (117,729)	$ 121,258
	Yen			U.S. dollars
Basic earnings (loss) per 100 shares *(Note 2)*	¥ 1,006	¥ 138	¥ (7,880)	$ 8.11
Diluted earnings (loss) per 100 shares *(Note 2)*	¥ 940	¥ 138	¥ (7,880)	$ 7.58

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Marubeni Corporation
Years ended March 31, 2001, 2000 and 1999

	Millions of yen						Thousands of U.S. dollars (Note 1)	
	2001		2000		1999		2001	
Common stock:								
Balance at beginning of year	¥194,039		¥194,039		¥194,039		$1,564,830	
Balance at end of year	¥194,039		¥194,039		¥194,039		$1,564,830	
Additional paid-in capital:								
Balance at beginning of year	¥216,993		¥216,993		¥216,993		$1,749,944	
Balance at end of year	¥216,993		¥216,993		¥216,993		$1,749,944	
Retained earnings:								
Balance at beginning of year	¥ 6,628		¥9,050		¥131,261		$ 53,452	
Net income (loss)	15,036	¥ 15,036	2,060	¥ 2,060	(117,729)	¥(117,729)	121,258	$ 121,258
Cash dividends	–		(4,482)		(4,482)		–	
Balance at end of year	¥ 21,664		¥ 6,628		¥9,050		$ 174,710	
Accumulated other comprehensive loss *(Note 11):*								
Balance at beginning of year	¥ (93,357)		¥ (66,065)		¥ (67,040)		$ (752,879)	
Unrealized (losses) gains on investment securities, net of reclassification *(Note 3)*		(37,568)		7,772		22,331		(302,968)
Currency translation adjustments, net of reclassification		10,362		(34,347)		(17,820)		83,565
Minimum pension liability adjustment *(Note 8)*		30,165		(717)		(3,536)		243,266
Other comprehensive income (loss), net of tax	2,959	2,959	(27,292)	(27,292)	975	975	23,863	23,863
Comprehensive income (loss)		¥ 17,995		¥ (25,232)		¥(116,754)		$ 145,121
Balance at end of year	¥ (90,398)		¥ (93,357)		¥ (66,065)		$ (729,016)	
Cost of common stock in treasury:								
Balance at beginning of year	¥ (2)		¥ –		¥ –		$ (16)	
Treasury stock sold (repurchased)	1		(2)		–		8	
Balance at end of year	¥ (1)		¥ (2)		¥ –		$ (8)	

Disclosure of reclassification amount for the year ended:	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	2001
Unrealized (losses) gains on investment securities arising during the period	¥ (43,951)	¥ 34,839	¥ (30,144)	$ (354,444)
Less: reclassification adjustment for losses (gains) included in net income (loss)	6,383	(27,067)	52,475	51,476
Net unrealized (losses) gains	¥ (37,568)	¥ 7,772	¥ 22,331	$ (302,968)
Currency translation adjustments arising during period-gains (losses)	¥ 13,688	¥ (34,820)	¥ (19,155)	$ 110,387
Less: reclassification adjustment for (gains) losses included in net income (loss)	(3,326)	473	1,335	(26,822)
Net currency translation adjustments	¥ 10,362	¥ (34,347)	¥ (17,820)	$ 83,565

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Marubeni Corporation
Years ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	2001
Operating activities				
Net income (loss)	¥ 15,036	¥ 2,060	¥ (117,729)	$ 121,258
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	69,914	59,807	57,712	563,823
Provision for doubtful accounts	37,916	25,655	51,294	305,774
Equity in (earnings) losses of affiliated companies - net	(16,874)	(3,658)	6,682	(136,081)
(Gain) loss on investment securities	(2,318)	(49,326)	100,905	(18,694)
(Gain) loss on property and equipment	(3,738)	4,782	(517)	(30,145)
Valuation losses on real estate inventories	–	21,447	14,904	–
Deferred income taxes	(13,258)	(32,932)	(69,012)	(106,919)
Changes in operating assets and liabilities:				
Notes and accounts receivable	64,461	174,861	341,107	519,847
Inventories	20,495	45,359	64,830	165,282
Advance payments to suppliers and prepaid expenses and other current assets	5,678	132	76,639	45,790
Prepaid pension cost	(84,507)	–	–	(681,508)
Notes, acceptances and accounts payable	55,801	(58,418)	(240,164)	450,008
Advance payments received from customers and accrued and other current liabilities	23,354	(42,304)	(65,051)	188,339
Income taxes	(15,923)	19,086	(2,109)	(128,411)
Other	23,268	18,150	12,923	187,645
Net cash provided by operating activities	179,305	184,701	232,414	1,446,008
Investing activities				
Proceeds from sales and redemptions of securities and other investments	283,634	383,829	554,037	2,287,371
Purchases of securities and other investments	(133,590)	(201,968)	(242,386)	(1,077,339)
Proceeds from sales of property and equipment and property leased to others	65,830	47,132	20,499	530,887
Purchases of property and equipment and property leased to others	(95,430)	(71,410)	(131,742)	(769,597)
Collection of loans receivable	148,999	231,471	199,056	1,201,605
Loans made to customers	(56,724)	(124,384)	(280,273)	(457,452)
Other	(24,726)	(7,664)	(20,090)	(199,403)
Net cash provided by investing activities	187,993	257,006	99,101	1,516,072
Financing activities				
Net decrease in short-term loans	(150,052)	(531,110)	(171,625)	(1,210,097)
Proceeds from long-term debt	374,323	743,908	733,146	3,018,734
Payments of long-term debt	(680,791)	(803,192)	(770,337)	(5,490,250)
Cash dividends paid	–	(4,482)	(4,505)	–
Sale (purchase) of treasury stock	1	(2)	–	8
Other	394	–	–	3,178
Net cash used in financing activities	(456,125)	(594,878)	(213,321)	(3,678,427)
Effect of exchange rate changes on cash and cash equivalents	13,330	(20,887)	(19,653)	107,500
Net (decrease) increase in cash and cash equivalents	(75,497)	(174,058)	98,541	(608,847)
Cash and cash equivalents at beginning of year	405,308	579,366	480,825	3,268,613
Cash and cash equivalents at end of year	¥ 329,811	¥405,308	¥ 579,366	$2,659,766
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	¥ 108,358	¥124,521	¥ 168,972	$ 873,855
Income taxes	37,707	20,863	32,287	304,089
Non-cash investing activities:				
Exchange of assets:				
Fair value of assets received	23,039	–	–	185,798
Carrying value of assets surrendered	28,005	–	–	225,847

See accompanying notes.

1. Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, maintains its books and records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded on the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America. The principal adjustments are: (1) recognition of installment sales on the accrual basis, (2) foreign currency translation, (3) recognition of the value ascribed to warrants, (4) accounting for pension costs, (5) accounting for certain investments in debt and marketable equity securities, (6) deferred gain on sales of property for tax purposes, and (7) accounting for impairment of long-lived assets.

Certain reclassifications have been made in the 2000 and 1999 financial statements to conform to the presentation for 2001.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2001 is included solely for the convenience of readers outside Japan and has been made at ¥124 to $1, the exchange rate prevailing on March 31, 2001. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2. Significant Accounting Policies

Consolidation The consolidated financial statements of the Company include the accounts of domestic and foreign subsidiaries (together, the "Companies"). Significant intercompany transactions and accounts have been eliminated.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although the actual results could differ from those estimates, management does not believe that any differences would materially affect the consolidated financial statements of the Company.

Cash equivalents The Company considers deposits in banks and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Trading securities Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in gain (loss) on investment securities.

Held-to-maturity securities Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in gain (loss) on investment securities.

Available-for-sale securities Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in gain (loss) on investment securities. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost).

Investments The Companies' investments in affiliated companies are stated at cost, adjusted for equity in their undistributed earnings or accumulated losses since acquisition. Other investments are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans The Companies apply the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), which was amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" (SFAS 118), for impaired loans. The allowance for credit losses related to the loans that are identified for evaluation is based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal.

Leases The Companies lease vessels, buildings and equipment to customers and other third parties. Finance leases are included in current and non-current accounts receivable in the balance sheet. Operating leases are presented separately as property leased to others in the balance sheet.

Depreciation Depreciation of property and equipment (including property leased to others) is determined by the declining-balance or the straight-line method at rates based on the estimated useful lives of the respective assets.

Long-lived assets Long-lived assets held and used are written down to the fair value of the assets if the sum of the expected future cash flows is less than the carrying amount of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill Goodwill is included in other assets, and is amortized by the straight-line method over 5 to 40 years.

Employees' retirement benefits The Company and certain of its subsidiaries apply Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (SFAS 87), for their unfunded lump-sum retirement plans and contributory funded pension plans.

Trading transactions The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as principal and those in which the Companies act as agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The total volume of trading transactions includes the sales value of all transactions in which the Companies participate, regardless of the form of such transactions. Gross trading profit principally consists of gross profit on sales transactions and commissions on agency transactions. Shipping and handling costs are included in the gross trading profit.

Other income (expenses) Other-net in other income (expenses) includes losses incurred in liquidating subsidiaries and affiliated companies of ¥9,233 million ($74,460 thousand), ¥7,841 million and ¥7,900 million for the years ended March 31, 2001, 2000 and 1999, respectively.

Futures contracts The Company and certain of its subsidiaries enter into commodity futures contracts principally as a means of hedging the risks associated with certain inventories and commitments. Market value changes are recognized in income when the associated transactions have been consummated. Gain and losses on futures contracts held for trading purposes are included in gross trading profit.

Foreign exchange contracts and foreign currency swap agreements The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts and foreign currency swap agreements principally to hedge their assets or liabilities denominated in foreign currencies to minimize the effect of foreign currency fluctuations. Market value differences are recognized in income and are offset against the foreign exchange differences in the underlying assets and liabilities. The discounts and premiums on foreign exchange contracts are amortized over the lives of the respective contracts and included in determining net income. The Company and certain of its subsidiaries also enter into foreign currency option contracts to hedge against foreign currency fluctuations.

Interest rate swap agreements The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities, loans receivable, short-term loans and long-term debt to floating interest rates. Net interest income/expense under the agreements is accrued as earned/incurred and is included in determining net income. Interest rate swaps which are entered into in order to reduce the impact of changes in interest rates on available-for-sale securities are included in other current assets or liabilities, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses on interest rate swap agreements held for trading purposes are included in other income (expenses) - net.

Earnings/loss per 100 shares of common stock The computation of basic earnings/loss per 100 shares of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings/loss per share is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities. For additional disclosures regarding convertible debentures, refer to Note 7.

The following table sets forth the computation of basic and diluted earnings/loss per 100 shares:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Numerator:				
Net income (loss) (numerator for basic earnings (loss) per 100 shares)	¥ 15,036	¥ 2,060	¥ (117,729)	$ 121,258
Effect of dilutive securities:				
Convertible debentures	407	–	–	3,282
Numerator for diluted earnings (loss) per 100 shares	¥ 15,443	¥ 2,060	¥ (117,729)	124,540
Denominator:				
Denominator for basic earnings (loss) per 100 shares - weighted average shares	1,494,018,855	1,494,018,962	1,494,021,081	
Effect of dilutive securities:				
Convertible debentures	148,869,326	–	–	
Denominator for diluted earnings (loss) per 100 shares - adjusted weighted average shares and assumed conversions	1,642,888,181	1,494,018,962	1,494,021,081	
	yen			U.S. dollars
Basic earnings (loss) per 100 shares	¥ 1,006	¥ 138	¥ (7,880)	$ 8.11
Diluted earnings (loss) per 100 shares	¥ 940	¥ 138	¥ (7,880)	$ 7.58

The convertible debentures issued in 1986 with a rate of 2.1%, in 1988 with a rate of 2.0% and in 1996 with a rate of 0.85% were dilutive for the year ended March 31, 2001, and antidilutive for the years ended March 31, 2000 and 1999.

Recently issued accounting standards In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), amended by Statement No. 137 "Accounting for Derivatives and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which is required to be adopted in years beginning after June 15, 2000. SFAS 133 will require the Companies to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Companies will adopt SFAS 133 effective April 1, 2001. The adoption of SFAS 133 did not have a significant effect on the earnings of the Companies as of April 1, 2001.

3. Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2001 and 2000:

Available-for-sale securities

	Millions of yen							
	2001				2000			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 70,512	¥ 1,243	¥ (528)	¥ 71,227	¥ 163,647	¥ 7,713	¥ (534)	¥ 170,826
Other debt securities	147	–	–	147	1,879	224	(151)	1,952
Total debt securities	70,659	1,243	(528)	71,374	165,526	7,937	(685)	172,778
Marketable equity securities	–	–	–	–	198,230	57,697	(34,005)	221,922
Total	¥ 70,659	¥ 1,243	¥(528)	¥ 71,374	¥ 363,756	¥ 65,634	¥ (34,690)	¥ 394,700
Non-current:								
Corporate bonds	¥ 75,121	¥ 1,408	¥ (20,989)	¥ 55,540	¥ 42,513	¥ –	¥ –	¥ 42,513
Other debt securities	1,254	238	–	1,492	–	–	–	–
Total debt securities	76,375	1,646	(20,989)	57,032	42,513	–	–	42,513
Marketable equity securities	204,462	43,925	(43,973)	204,414	17,887	19,821	(3,536)	34,172
Total	¥ 280,837	¥ 45,571	¥ (64,962)	¥ 261,446	¥ 60,400	¥ 19,821	¥ (3,536)	¥ 76,685
	Thousands of U.S. dollars							
Current:								
Corporate bonds	$ 568,645	$ 10,024	$ (4,258)	$ 574,411				
Other debt securities	1,186	–	–	1,186				
Total debt securities	569,831	10,024	(4,258)	575,597				
Marketable equity securities	–	–	–	–				
Total	$ 569,831	$ 10,024	$ (4,258)	$ 575,597				
Non-current:								
Corporate bonds	$ 605,815	$ 11,354	$(169,266)	$ 447,903				
Other debt securities	10,113	1,919	–	12,032				
Total debt securities	615,928	13,273	(169,266)	459,935				
Marketable equity securities	1,648,887	354,234	(354,621)	1,648,500				
Total	$2,264,815	$367,507	$(523,887)	$2,108,435				

Held-to-maturity securities

	Millions of yen							
	2001				2000			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 15,647	¥ 213	¥ –	¥ 15,860	¥ 16,783	¥ 332	¥ (35)	¥ 17,080
Other debt securities	6	–	–	6	357	8	–	365
Total	¥ 15,653	¥ 213	¥ –	¥ 15,866	¥ 17,140	¥ 340	¥ (35)	¥ 17,445
Non-current:								
Corporate bonds	¥ 132,035	¥ 581	¥ (2,563)	¥ 130,053	¥ 208,681	¥ 1,073	¥ (2,437)	¥ 207,317
Other debt securities	369	–	–	369	1,012	20	–	1,032
Total	¥ 132,404	¥ 581	¥ (2,563)	¥ 130,422	¥ 209,693	¥ 1,093	¥ (2,437)	¥ 208,349
	Thousands of U.S. dollars							
Current:								
Corporate bonds	$ 126,185	$ 1,718	$ –	$ 127,903				
Other debt securities	49	–	–	49				
Total	$ 126,234	$ 1,718	$ –	$ 127,952				
Non-current:								
Corporate bonds	$1,064,798	$ 4,685	$ (20,669)	$1,048,814				
Other debt securities	2,976	–	–	2,976				
Total	$1,067,774	$ 4,685	$ (20,669)	$1,051,790				

In addition to the securities listed above, the Company held trading securities of ¥383 million ($3,089 thousand) and ¥11,479 million, which are equal to their fair value, as of March 31, 2001 and 2000, respectively. The net unrealized holding loss and gain on trading securities included in earnings for the year ended March 31, 2001 and 2000 amounted to ¥40 million ($322 thousand) and ¥1,804 million, respectively.

The proceeds from sales of available-for-sale securities amounted to ¥88,515 million ($713,831 thousand), ¥170,931 million and ¥88,109 million for the years ended March 31, 2001, 2000 and 1999, respectively. Gross realized gains on sales of available-for-sale securities totaled ¥26,559 million ($214,185 thousand), ¥54,531 million and ¥33,691 million, and gross realized losses totaled ¥1,349 million ($10,879 thousand), ¥8,927 million and ¥34,434 million for the years ended March 31, 2001, 2000 and 1999, respectively.

At March 31, 1999, the Company wrote down certain investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥99,592 million.

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2001 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

	Available-for-sale securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 13,989	¥ 14,025	$ 112,815	$ 113,105
Due after one year through five years	128,733	109,898	1,038,169	886,274
Due after five years	4,312	4,483	34,774	36,153
Total debt securities	147,034	128,406	1,185,758	1,035,532
Marketable equity securities	204,462	204,414	1,648,887	1,648,500
Total	¥ 351,496	¥ 332,820	$ 2,834,645	$ 2,684,032

	Held-to-maturity securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 15,653	¥ 15,866	$ 126,234	$ 127,952
Due after one year through five years	24,998	25,247	201,597	203,605
Due after five years	107,406	105,175	866,177	848,185
Total	¥ 148,057	¥ 146,288	$ 1,194,008	$ 1,179,742

4. Affiliated Companies

Investments in and amounts due from affiliated companies at March 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Capital investments	¥ 202,144	¥ 199,799	$ 1,630,193
Long-term receivables	87,431	89,691	705,089
	¥ 289,575	¥ 289,490	$ 2,335,282

The financial information of affiliated companies at March 31, 2001 and 2000 and for the years ended March 31, 2001, 2000 and 1999, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Total assets	¥ 3,037,328	¥ 3,128,742	$ 24,494,581
Total liabilities	2,700,365	2,683,338	21,777,137
Net assets	¥ 336,963	¥ 445,404	$ 2,717,444

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Net sales	¥ 3,084,618	¥ 2,188,986	¥ 2,021,973	$ 24,875,951
Net income	43,169	9,112	2,186	348,137

The Companies' sales to and purchases from affiliated companies for the years ended March 31, 2001, 2000 and 1999 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Sales	¥ 445,241	¥ 388,030	¥ 417,529	$3,590,653
Purchases	608,587	624,282	515,283	4,907,960

The unamortized balances of the excess of the cost of the investments in affiliated companies over the Companies' equity in the net assets at the dates of acquisition amounted to ¥12,446 million ($100,371 thousand) and ¥22,700 million at March 31, 2001 and 2000, respectively.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥11,874 million ($95,758 thousand) and ¥8,293 million at March 31, 2001 and 2000, respectively, with corresponding aggregate quoted market values of ¥21,583 million ($174,056 thousand) and ¥9,193 million.

5. Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Balance at beginning of year	¥ 142,012	¥ 129,462	¥ 85,792	$1,145,258
Provision	37,916	25,655	51,294	305,774
Charge-offs	(51,304)	(10,844)	(6,067)	(413,742)
Other	1,102	(2,261)	(1,557)	8,887
Balance at end of year	¥ 129,726	¥ 142,012	¥ 129,462	$1,046,177

At March 31, 2001 and 2000, the recorded investments in loans that are considered to be impaired under SFAS 114 were ¥240,123 million ($1,936,476 thousand) and ¥176,492 million, respectively, and the allowance for credit losses related to those loans were ¥108,240 million ($872,903 thousand) and ¥107,323 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or believed to be collectible. The average recorded investments in impaired loans were ¥214,609 million ($1,730,718 thousand), ¥148,432 million and ¥120,882 million for the years ended March 31, 2001, 2000 and 1999, respectively. The Companies generally recognize interest income on impaired loans on a cash basis, which was not significant for the years ended March 31, 2001, 2000 and 1999.

6. Pledged Assets

The following table summarizes assets pledged as collateral for the Companies' obligations at March 31, 2001 and 2000:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Time deposits	¥ 1,124	¥ 1,370	$ 9,065
Investment securities, securities and other investments	102,046	98,121	822,952
Notes, loans and accounts receivable - trade (current and non-current)	53,859	76,147	434,347
Inventories	30,798	23,194	248,371
Property leased to others, net of accumulated depreciation	22,034	20,319	177,694
Property and equipment, net of accumulated depreciation	60,062	61,588	484,371
	¥ 269,923	¥ 280,739	$ 2,176,800

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Short-term loans	¥ 26,922	¥ 30,833	$ 217,113
Long-term debt	82,919	99,477	668,702
Guarantees of contracts, etc.	23,667	22,002	190,863
	¥ 133,508	¥ 152,312	$ 1,076,678

In addition, acceptances payable at March 31, 2001 and 2000 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Companies have, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Companies' transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Companies and no such rights have been exercised.

7. Short-Term Loans and Long-Term Debt

Short-term loans at March 31, 2001 and 2000 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Short-term loans from banks and others	¥ 789,567	¥ 913,711	$ 6,367,476
Commercial paper	46,096	37,056	371,742
	¥ 835,663	¥ 950,767	$ 6,739,218

The weighted average interest rates on the primary short-term loans outstanding at March 31, 2001 and 2000 were 0.67% and 0.64%, respectively.

Long-term debt at March 31, 2001 and 2000 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
4.0% reverse dual currency notes due 2005	¥ 18,800	¥ 18,800	$ 151,613
2.95% notes due 2000	–	20,000	–
2.8% notes due 2002	38,100	38,100	307,258
2.5% notes due 2001	18,500	18,500	149,194
3.0% notes due 2002	10,000	10,000	80,645
1.22% notes due 2000	–	5,000	–
1.4% notes due 2001	5,000	5,000	40,323
1.5% notes due 2000	–	5,000	–
1.7% notes due 2001	5,000	5,000	40,323
1.5% notes due 2000	–	5,000	–
1.5% notes due 2000	–	5,000	–
1.7% notes due 2001	6,000	6,000	48,387
1.85% notes due 2001	7,000	7,000	56,452
Floating rate notes due 2000 with prepayment options and extension	–	10,000	–
2.0% notes due 2002	30,000	30,000	241,935
2.0% notes due 2003	15,000	15,000	120,968
2.0% notes due 2003	45,000	45,000	362,903
2.12% notes due 2004	5,000	5,000	40,323
1.6% notes due 2002	34,900	35,000	281,452
2.0% notes due 2003	12,500	12,500	100,806
2.0% notes due 2003	22,000	22,000	177,419
2.5% notes due 2004	10,000	10,000	80,645
2.3% notes due 2004	8,000	8,000	64,516
1.5% notes due 2002	15,000	15,000	120,968
2.0% notes due 2003	30,000	30,000	241,935
2.0% notes due 2003	25,000	25,000	201,613
2.0% notes due 2003	5,000	5,000	40,323
2.37% notes due 2004	7,000	7,000	56,452
2.13% notes due 2005	8,000	–	64,516
1.52% notes due 2004	12,000	–	96,774
1.75% notes due 2008 with prepayment options	5,000	–	40,323
1.2% notes due 2004	10,000	–	80,645
2.1% convertible debentures due 2001	588	588	4,742
2.0% convertible debentures due 2000	–	2,140	–
0.85% convertible debentures due 2006	78,765	78,765	635,202
Japanese yen floating rate JGB futures-linked Series A/B bonds due 2000	–	16,000	–
Medium-term notes due from 2000 to 2008 principally at rates from 0.2% to 8.1% or at floating rates	210,004	308,146	1,693,581
Loans from government-owned banks and government agencies:			
Secured, due serially through 2016 principally at rates from 1.9% to 6.7%	38,998	48,783	314,500
Unsecured, due serially through 2014 principally at rates from 0.3% to 6.9%	177,675	171,757	1,432,863
Loans principally from banks and insurance companies:			
Secured, due serially through 2024 principally at rates from 1.5% to 8.8%	43,921	50,694	354,202
Unsecured, due serially through 2014 principally at rates from 0.2% to 8.9%	1,618,942	1,669,339	13,055,984
Other	92,938	57,111	749,497
	2,669,631	2,826,223	21,529,282
Less current portion	475,842	526,258	3,837,435
	¥ 2,193,789	¥ 2,299,965	$ 17,691,847

To hedge against exposure related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To hedge against exposure to changes in interest rates and foreign currency exchange rates, the Company and certain of its subsidiaries enter into several interest rate swap agreements, including interest rate and currency swap agreements. The interest rate swap agreements primarily change the fixed interest rates on the principal of certain short-term loans and long-term debt into floating interest rates. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

The indentures covering the 2.1% convertible debentures due 2001 issued in September 1986 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥537.3 ($5.07), adjusted as a result of the free share distribution in May 1988, the issuance of common stock in July 1989 and the issuance of the 0.85% convertible debentures due 2006, and (2) the debentures are redeemable at the option of the Company at 100% of the principal amounts. The indentures also set a limit on the payment of cash dividends based on the earnings of the Company as determined in accordance with accounting principles generally accepted in Japan.

The indentures covering the 0.85% convertible debentures due 2006 issued in November 1996 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥539 ($5.08), and (2) the debentures are redeemable at the option of the Company at prices ranging from 100% to 103% of the principal amounts after March 31, 2002.

Long-term debt subsequent to March 31, 2001 matures as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2002	¥ 475,842	$ 3,837,435
2003	489,519	3,947,734
2004	487,229	3,929,266
2005	272,595	2,198,347
2006	321,520	2,592,903
Thereafter	622,926	5,023,597

Certain agreements provide that earlier repayment may be required if, in the judgement of the lenders, the Company has achieved higher than expected earnings or received sufficient proceeds from the issuance of common stock or debentures to repay its loans. To date, none of the lenders has made such a request.

Certain of the long-term debt agreements stipulate, among other things, that the Companies, upon request, submit for the lenders' approval the proposed appropriations of income, including dividends, before such appropriations can be submitted to the shareholders. The Companies have never received such a request.

8. Employees' Retirement Benefits

The Company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustees covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 1991, the Company amended its contributory funded pension plan to combine the plan with the pension benefits normally provided under the Welfare Pension Insurance Law of Japan. The combined welfare pension plan, in general, covers all employees and provides for pension payments for life commencing at age 60 or lump-sum payments upon severance.

At retirement, the Company's employees are entitled to benefits from both the lump-sum retirement plan and the combined welfare pension plan. A larger portion of the total benefits is paid from the combined welfare pension plan than from the lump-sum retirement plan.

The Company contributes to the combined welfare plan amounts which are actuarially determined by independent actuaries. The plan assets primarily consist of Japanese government bonds, corporate bonds and marketable equity securities.

During the year ended March 31, 2001, the Company contributed ¥95,000 million of cash to a trust which was established to provide pension benefits and is legally segregated from the Company. This contribution was made to improve the funding of the benefit plans.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the Company's and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	¥ 242,538	¥ 220,774	$ 1,955,952
Service cost	10,375	11,835	83,669
Interest cost	7,197	7,193	58,040
Actuarial gains and losses	2,165	21,595	17,460
Foreign currency exchange rate changes	1,075	(1,231)	8,669
Benefits paid	(13,427)	(17,628)	(108,282)
Plan amendment	(1,685)	–	(13,589)
Projected benefit obligation at end of year	248,238	242,538	2,001,919
Change in plan assets			
Fair value of plan assets at beginning of year	136,533	116,931	1,101,073
Actual return on plan assets	(11,523)	17,925	(92,928)
Foreign currency exchange rate changes	1,122	(1,261)	9,048
Employees' contributions	899	952	7,250
Employer's contribution	108,262	10,779	873,081
Benefits paid	(7,670)	(8,793)	(61,855)
Fair value of plan assets at end of year	227,623	136,533	1,835,669
Funded status	(20,615)	(106,005)	(166,250)
Unrecognized net transition obligation being recognized over 15 years	1,865	2,486	15,040
Unrecognized prior service cost	5,430	7,869	43,790
Unrecognized net loss	86,841	74,300	700,331
Net amount recognized	¥ 73,521	¥ (21,350)	$ 592,911
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost - current	¥ 574	¥ 644	$ 4,629
Prepaid benefit cost - noncurrent	84,507	–	681,508
Accrued benefit liability	(13,960)	(90,105)	(112,581)
Intangible assets	2,067	10,199	16,669
Accumulated other comprehensive income, gross of tax	333	57,912	2,686
Net amount recognized	¥ 73,521	¥ (21,350)	$ 592,911

The components of net pension expense of the Company's and certain subsidiaries' plans for the years ended March 31, 2001, 2000 and 1999 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Service cost - benefits earned during the year	¥ 10,375	¥ 11,835	¥ 12,102	$ 83,669
Interest cost on projected benefit obligation	7,197	7,193	7,601	58,040
Expected return on plan assets	(4,882)	(4,430)	(4,684)	(39,371)
Net amortization and deferrals	5,434	4,816	4,375	43,823
Employees' contributions	(899)	(952)	(1,008)	(7,250)
Net pension expense	¥ 17,225	¥ 18,462	¥ 18,386	$ 138,911

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Aggregate projected benefit obligation	¥ 239,457	¥ 223,657	$ 1,931,105
Aggregate fair value of plan assets	218,078	128,096	1,758,694

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Aggregate accumulated benefit obligation	¥ 25,189	¥ 218,007	$ 203,137
Aggregate fair value of plan assets	11,229	127,848	90,556

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years ended March 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Discount rates	3.0%	3.0%	3.5%
Weighted average rates of increases in future salary levels	3.4%	3.2%	3.2%
Expected long-term rates of return on plan assets	3.5%	3.5%	4.0%

9. Income Taxes

The significant components of deferred tax assets and deferred tax liabilities at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Deferred tax assets:			
Allowance for doubtful accounts	¥ 38,506	¥ 37,976	$ 310,532
Inventories	7,786	9,877	62,790
Investment securities	6,588	–	53,129
Employees' retirement benefits	7,464	31,827	60,194
Unrealized profit	18,722	17,001	150,984
Investments in affiliated companies	19,086	16,603	153,919
Foreign currency	78	3,841	629
Net operating loss carryforwards	29,367	35,781	236,831
Other	13,750	16,920	110,887
Total deferred tax assets	141,347	169,826	1,139,895
Valuation allowance	(22,845)	(29,824)	(184,234)
Net deferred tax assets	118,502	140,002	955,661
Deferred tax liabilities:			
Investment securities	–	36,858	–
Property and equipment	14,155	14,769	114,153
Installment sales	–	817	–
Undistributed earnings	2,073	2,435	16,718
Other	6,975	3,621	56,250
Total deferred tax liabilities	23,203	58,500	187,121
Net deferred tax assets	¥ 95,299	¥ 81,502	$ 768,540

The net changes in the valuation allowance for deferred tax assets were ¥6,979 million ($56,282 thousand) of decrease and ¥6,954 million of increase for the years ended March 31, 2001 and 2000, respectively.

At March 31, 2001, certain of the Company's subsidiaries have net operating loss carryforwards of ¥90,572 million ($730,419 thousand), of which ¥65,924 million ($531,645 thousand) will expire through 2020, and ¥24,648 million ($198,774 thousand) has no expiration date.

Effective March 31, 1999, separate new tax legislation was enacted in Japan reducing the Company's and its domestic subsidiaries' statutory income tax rate from 47% to 42% for fiscal years ending after March 31, 1999. Deferred income tax balances have been adjusted to reflect the revised rates, which increased 1999 income taxes by ¥5,546 million.

Taxes on income applicable to the Company would normally result in a statutory tax rate of approximately 42%, 42% and 47% for the years ended March 31, 2001, 2000 and 1999, respectively. A reconciliation of the statutory income tax rate to the effective income tax rates expressed as a percentage of income before income taxes and equity in earnings is as follows:

	2001	2000	1999
Statutory income tax rate	42.0%	42.0%	(47.0)%
Tax effect of subsidiaries' operations	88.0	145.6	10.8
Tax effect of permanent differences	3.4	(42.6)	6.9
Difference in tax rates of foreign subsidiaries	(31.5)	(28.2)	0.0
Tax effect on undistributed earnings of subsidiaries and other	18.6	19.4	1.3
Effect of tax rate change	–	–	3.7
Other	7.0	(6.7)	(1.6)
Effective income tax rates	127.5%	129.5%	(25.9)%

Total income taxes recognized for the years ended March 31, 2001, 2000 and 1999 are applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	¥ 8,526	¥ 7,017	¥ (38,857)	$ 68,758
Equity in earnings (losses) of affiliated companies	(1,064)	(298)	(5,516)	(8,581)
Other comprehensive income	1,570	299	14,617	12,661
Total income taxes	¥ 9,032	¥ 7,018	¥ (29,756)	$ 72,838

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on the undistributed earnings of the Company's foreign subsidiaries which amounted to ¥81,040 million ($653,548 thousand) and ¥82,907 million at March 31, 2001 and 2000, respectively. The Company considers such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

10. Shareholders' Equity

Under the Commercial Code, certain capital transactions result in amounts being recorded in the common stock account at greater than par value although the nominal par value of such shares remains at ¥50.

At the adjusted conversion price, 1,094,360 shares of common stock were reserved at March 31, 2001 for conversion of the 2.1% convertible debentures issued in 1986. At the conversion price, 146,131,725 shares of common stock were reserved at March 31, 2001 for conversion of the 0.85% convertible debentures issued in 1996.

The amount of retained earnings available for dividends under the Commercial Code is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Commercial Code.

Retained earnings of the Company totaling ¥18,843 million ($151,960 thousand) were designated as a legal reserve at March 31, 2001 and 2000, which are not available for dividends. Under the Commercial Code, amounts equal to at least 10% of cash dividends and other cash appropriations of retained earnings must be set aside as a legal reserve until the reserve equals 25% of common stock.

Under the Commercial Code, the amount of increased net assets due to the unrealized gains is deducted from the net assets used in determining retained earnings available for dividends. Such an amount included in the retained earnings was ¥20 million ($161 thousand) at March 31, 2001.

After giving effect to the restrictions in the indentures described in Note 7, the legal reserve requirements and the unrealized gains described above, retained earnings of the Company available for the payment of cash dividends amounted to ¥19,483 million ($157,121 thousand) at March 31, 2001.

11. Other Comprehensive Income (Loss)

The amount of income tax expenses and benefit allocated to each component of other comprehensive income (loss) for the years ended March 31, 2001, 2000 and 1999 was as follows:

	Millions of yen		
2001	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Unrealized losses on investment securities arising during period	¥ (74,870)	¥ 30,919	¥ (43,951)
Less: reclassification adjustments for losses included in net income	11,121	(4,738)	6,383
Net unrealized losses	(63,749)	26,181	(37,568)
Currency translation adjustments arising during period	13,958	(270)	13,688
Less: reclassification adjustments for gains included in net income	(3,259)	(67)	(3,326)
Net currency translation adjustments	10,699	(337)	10,362
Minimum pension liability adjustment	57,579	(27,414)	30,165
Other comprehensive income	¥ 4,529	¥ (1,570)	¥ 2,959

2001	Thousands of U.S. dollars		
Unrealized losses on investment securities arising during period	$ (603,790)	$ 249,346	$ (354,444)
Less: reclassification adjustments for losses included in net income	89,685	(38,209)	51,476
Net unrealized losses	(514,105)	211,137	(302,968)
Currency translation adjustments arising during period	112,564	(2,177)	110,387
Less: reclassification adjustments for gains included in net income	(26,282)	(540)	(26,822)
Net currency translation adjustments	86,282	(2,717)	83,565
Minimum pension liability adjustment	464,347	(221,081)	243,266
Other comprehensive income	$ 36,524	$ (12,661)	$ 23,863

2000	Millions of yen		
Unrealized gains on investment securities arising during period	¥ 57,935	¥ (23,096)	¥ 34,839
Less: reclassification adjustments for gains included in net income	(45,604)	18,537	(27,067)
Net unrealized gains	12,331	(4,559)	7,772
Currency translation adjustments arising during period	(38,827)	4,007	(34,820)
Less: reclassification adjustments for losses included in net income	740	(267)	473
Net currency translation adjustments	(38,087)	3,740	(34,347)
Minimum pension liability adjustment	(1,237)	520	(717)
Other comprehensive loss	¥ (26,993)	¥ (299)	¥ (27,292)

1999	Millions of yen		
Unrealized losses on investment securities arising during period	¥ (57,015)	¥ 26,871	¥ (30,144)
Less: reclassification adjustments for losses included in net loss	100,335	(47,860)	52,475
Net unrealized gains	43,320	(20,989)	22,331
Currency translation adjustments arising during period	(22,479)	3,324	(19,155)
Less: reclassification adjustments for losses included in net loss	1,797	(462)	1,335
Net currency translation adjustments	(20,682)	2,862	(17,820)
Minimum pension liability adjustment	(7,046)	3,510	(3,536)
Other comprehensive income	¥ 15,592	¥ (14,617)	¥ 975

The accumulated balance of each component of accumulated other comprehensive income (loss) at March 31, 2001, 2000 and 1999 was as follows:

	Millions of yen			
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Minimum pension liability adjustment	Accumulated other comprehensive income (losses)
Balance at March 31, 1998	¥ (6,777)	¥ (34,158)	¥ (26,105)	¥ (67,040)
Change in the period	22,331	(17,820)	(3,536)	975
Balance at March 31, 1999	15,554	(51,978)	(29,641)	(66,065)
Change in the period	7,772	(34,347)	(717)	(27,292)
Balance at March 31, 2000	**23,326**	**(86,325)**	**(30,358)**	**(93,357)**
Change in the period	**(37,568)**	**10,362**	**30,165**	**2,959**
Balance at March 31, 2001	**¥ (14,242)**	**¥ (75,963)**	**¥ (193)**	**¥ (90,398)**

	Thousands of U.S. dollars			
Balance at March 31, 2000	**$ 188,113**	**$ (696,169)**	**$ (244,823)**	**$ (752,879)**
Change in the period	**(302,968)**	**83,565**	**243,266**	**23,863**
Balance at March 31, 2001	**$ (114,855)**	**$ (612,604)**	**$ (1,557)**	**$ (729,016)**

12. Segment Information

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. Effective April 1, 2000, the Company changed its operating segments to twelve segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. These segments are outlined as follows:

IT Business: This group handles information technology-related businesses such as IP network infrastructures, overseas communication plants, cellular phones, whole and retail sales of hardware and software for personal computers, medical healthcare, BS/CS broadcasting, ASP/ISP and others, both domestically and internationally.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and garbage businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Plant and ship: This group builds and delivers a wide variety of plants and participates in investments in plant businesses both domestically and internationally. In addition, it operates, leases, holds and navigates cargo boats and tankers.

Transportation and industrial machinery: This group imports and exports vehicles, construction machines, agricultural machines, economical and industrial machines, airplanes, defense-related machines and aerospace-related machines both domestically and internationally, and markets them in Japan.

Energy: This group is composed of products related to energy such as oil, gas, nuclear energy and coal. It also enters into various sorts of businesses which benefit from the development of resources through such as retail gas stations.

Metals and mineral resources: This group produces, processes and sells light metals both domestically and internationally, in addition to processing and selling raw materials steel and light metals internationally.

Iron and steel: This group trades, produces, processes and sells iron and steel products both domestically and internationally, and also develops E-commerce businesses.

Chemicals: This group handles various chemical products from raw materials to hi-tech products as well as IT-related products in response to the various needs of its domestic and international consumers.

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and wallpaper, and takes part in afforestation projects in Japan and internationally.

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials, and fodder and manure in addition to distributing these products on a worldwide basis.

Textile: With one consistent organization handling various textile-related goods from raw materials through products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Development and construction: This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

Domestic branches and offices: Domestic branches and offices are located at many places in Japan, including the Hokkaido, Tohoku, Chubu, Chugoku-Shikoku, Kyushu areas, and handle various merchandise and carry out related activities.

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located all over the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

The Companies' operating segment information for the years ended March 31, 2001 and 2000, were as follows:

Millions of yen

Year ended March 31, 2001	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
Total volume of trading transactions:								
Outside customers	¥ 444,564	¥ 424,372	¥ 505,369	¥ 814,057	¥1,909,479	¥ 470,489	¥ 483,958	¥ 574,741
Inter-segment	6,536	194	6,027	22,442	1,670	53,352	46,016	26,790
Total	¥ 451,100	¥ 424,566	¥ 511,396	¥ 836,499	¥1,911,149	¥ 523,841	¥ 529,974	¥ 601,531
Gross trading profit	¥ 41,328	¥ 10,126	¥ 20,188	¥ 53,179	¥ 31,258	¥ 15,517	¥ 25,524	¥ 29,571
Segment net income (loss)	¥ (3,526)	¥ (3,524)	¥ (14,002)	¥ (10,489)	¥ 8,383	¥ 2,738	¥ (2,366)	¥ 3,803
Segment assets	¥ 303,382	¥ 198,623	¥ 573,658	¥ 447,078	¥ 318,981	¥ 207,470	¥ 251,544	¥ 180,367
Depreciation and amortization	¥ 2,810	¥ 3,554	¥ 3,690	¥ 21,155	¥ 4,342	¥ 2,458	¥ 962	¥ 4,087
Expenditures for segment assets	¥ 17,632	¥ 1,884	¥ 1,358	¥ 23,035	¥ 16,976	¥ 252	¥ 592	¥ 2,231

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 759,723	¥1,029,812	¥ 483,641	¥ 206,892	¥ 408,320	¥ 893,807	¥ 27,639	¥9,436,863
Inter-segment	34,604	22,951	5,255	620	26,869	335,478	(588,804)	-
Total	¥ 794,327	¥1,052,763	¥ 488,896	¥ 207,512	¥ 435,189	¥1,229,285	¥ (561,165)	¥9,436,863
Gross trading profit	¥ 43,987	¥ 65,040	¥ 30,570	¥ 29,123	¥ 11,426	¥ 69,936	¥ 2,981	¥ 479,754
Segment net income (loss)	¥ 8,014	¥ 8,679	¥ (3,462)	¥ (5,381)	¥ 1,126	¥ (1,363)	¥ 26,406	¥ 15,036
Segment assets	¥ 381,894	¥ 350,086	¥ 184,097	¥ 426,304	¥ 170,607	¥ 559,145	¥ 767,368	¥5,320,604
Depreciation and amortization	¥ 3,695	¥ 4,220	¥ 568	¥ 3,016	¥ 281	¥ 8,562	¥ 6,514	¥ 69,914
Expenditures for segment assets	¥ 2,681	¥ 4,140	¥ 323	¥ 3,592	¥ 77	¥ 21,681	¥ (1,024)	¥ 95,430

Thousands of U.S. dollars

Year ended March 31, 2001	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
Total volume of trading transactions:								
Outside customers	$3,585,194	$3,422,355	$4,075,556	$6,564,976	$15,399,024	$3,794,266	$3,902,887	$4,635,008
Inter-segment	52,709	1,564	48,605	180,984	13,468	430,258	371,097	216,048
Total	$3,637,903	$3,423,919	$4,124,161	$6,745,960	$15,412,492	$4,224,524	$4,273,984	$4,851,056
Gross trading profit	$ 333,290	$ 81,661	$ 162,806	$ 428,863	$ 252,081	$ 125,137	$ 205,839	$ 238,476
Segment net income (loss)	$ (28,435)	$ (28,419)	$ (112,919)	$ (84,589)	$ 67,605	$ 22,081	$ (19,081)	$ 30,669
Segment assets	$2,446,629	$1,601,798	$4,626,274	$3,605,468	$ 2,572,427	$1,673,145	$2,028,581	$1,454,573
Depreciation and amortization	$ 22,661	$ 28,661	$ 29,758	$ 170,605	$ 35,016	$ 19,823	$ 7,758	$ 32,960
Expenditures for segment assets	$ 142,194	$ 15,194	$ 10,952	$ 185,766	$ 136,903	$ 2,032	$ 4,774	$ 17,992

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	$6,126,798	$8,304,935	$3,900,331	$1,668,484	$3,292,903	$7,208,121	$ 222,896	$76,103,734
Inter-segment	279,065	185,089	42,379	5,000	216,686	2,705,468	(4,748,420)	-
Total	$6,405,863	$8,490,024	$3,942,710	$1,673,484	$3,509,589	$9,913,589	$(4,525,524)	$76,103,734
Gross trading profit	$ 354,734	$ 524,516	$ 246,532	$ 234,863	$ 92,145	$ 564,000	$ 24,041	$ 3,868,984
Segment net income (loss)	$ 64,629	$ 69,992	$ (27,919)	$ (43,395)	$ 9,081	$ (10,992)	$ 212,950	$ 121,258
Segment assets	$3,079,790	$2,823,274	$1,484,653	$3,437,935	$1,375,863	$4,509,234	$ 6,188,453	$42,908,097
Depreciation and amortization	$ 29,798	$ 34,032	$ 4,581	$ 24,323	$ 2,266	$ 69,048	$ 52,533	$ 563,823
Expenditures for segment assets	$ 21,621	$ 33,387	$ 2,605	$ 28,968	$ 621	$ 174,847	$ (8,259)	$ 769,597

Year ended March 31, 2000	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 386,635	¥ 454,947	¥ 683,127	¥1,111,570	¥1,455,955	¥ 449,066	¥ 513,697	¥ 537,940
Inter-segment	6,567	1,038	14,326	28,270	12,763	57,506	51,005	20,519
Total	¥ 393,202	¥ 455,985	¥ 697,453	¥1,139,840	¥1,468,718	¥ 506,572	¥ 564,702	¥ 558,459
Gross trading profit	¥ 37,314	¥ 5,953	¥ 19,571	¥ 58,274	¥ 26,638	¥ 14,268	¥ 27,107	¥ 29,659
Segment net income (loss)	¥ 1,294	¥ (6,582)	¥ 1,982	¥ (4,622)	¥ 1,801	¥ 968	¥ 1,034	¥ 6,004
Segment assets	¥ 253,267	¥ 208,564	¥ 590,000	¥ 558,715	¥ 262,336	¥ 208,555	¥ 259,025	¥ 170,080
Depreciation and amortization	¥ 762	¥ 144	¥ 3,818	¥ 20,252	¥ 3,158	¥ 1,000	¥ 1,544	¥ 824
Expenditures for segment assets	¥ 3,819	¥ 985	¥ 4,384	¥ 21,496	¥ 3,235	¥ 113	¥ 887	¥ 280

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 800,296	¥1,059,016	¥665,193	¥ 244,192	¥ 512,136	¥1,311,476	¥ 37,196	¥10,222,442
Inter-segment	31,470	14,753	7,178	977	27,654	525,877	(799,903)	–
Total	¥ 831,766	¥1,073,769	¥672,371	¥ 245,169	¥ 539,790	¥1,837,353	¥ (762,707)	¥10,222,442
Gross trading profit	¥ 45,142	¥ 66,421	¥ 30,615	¥ 11,141	¥ 9,093	¥ 68,936	¥ 3,364	¥ 453,496
Segment net income (loss)	¥ 15,441	¥ 7,643	¥ (2,429)	¥ (14,928)	¥ 83	¥ (1,386)	¥ (4,243)	¥ 2,060
Segment assets	¥ 358,983	¥ 338,981	¥198,394	¥ 465,881	¥ 163,837	¥ 583,518	¥ 964,217	¥ 5,584,353
Depreciation and amortization	¥ 3,963	¥ 5,951	¥ 601	¥ 3,805	¥ 282	¥ 6,340	¥ 7,363	¥ 59,807
Expenditures for segment assets	¥ 3,677	¥ 5,470	¥ 236	¥ 14,347	¥ 53	¥ 8,813	¥ 3,615	¥ 71,410

The accounting policies of the reportable segments are the accounting principles generally accepted in Japan.

Corporate and elimination includes differences in accounting principles generally accepted in Japan and those in the United States of America. The principal differences are described in Note 1.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

The segment information to conform to the new segments for the year ended March 31, 1999 was not restated as it would be impracticable.

Total volumes of trading transactions by country are as follows:

Country	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Japan	¥ 6,780,133	¥ 7,338,374	¥ 8,157,481	$54,678,492
United States of America	1,091,601	1,045,834	1,849,499	8,803,234
Singapore	248,814	220,840	251,881	2,006,565
Other	1,316,315	1,617,394	1,701,296	10,615,443
Total	¥ 9,436,863	¥10,222,442	¥11,960,157	$76,103,734

Total volumes of trading transactions are attributed to countries based on the location of operations.

Long-lived assets by country are as follows:

Country	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Japan	¥ 571,326	¥ 607,467	¥ 641,924	$ 4,607,468
United States of America	127,608	93,761	96,455	1,029,097
Australia	26,903	25,589	32,434	216,959
Other	109,044	90,478	110,143	879,387
Total	¥ 834,881	¥ 817,295	¥ 880,956	$ 6,732,911

Total volumes of trading transactions with external customers by product for the years ended March 31, 2001 and 2000, were as follows:

Product	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Machinery	¥ 2,360,973	¥ 2,970,731	$ 19,040,105
Energy	1,988,217	1,567,157	16,034,008
Metals	1,326,967	1,411,970	10,701,347
Chemicals	909,064	904,459	7,331,161
Forest products and general merchandise	901,502	962,224	7,270,178
Agri-marine products	1,139,875	1,288,648	9,192,540
Textile	587,368	818,025	4,736,839
Development and construction	222,897	299,228	1,797,556
Total	¥ 9,436,863	¥ 10,222,442	$ 76,103,734

The information to conform to the new category for the year ended March 31, 1999 was not presented as it would be impracticable. There is no concentration by customer.

13. Foreign Currency Transactions

Gains or losses resulting from the settlement and remeasurement of receivables and payables denominated in currencies other than the functional currencies and incurred in the course of normal trading activities of the Companies are considered a portion of merchandise costs and are included in gross trading profit in the accompanying consolidated statements of operations. It is not feasible to segregate these cost elements from total merchandise costs.

Net foreign currency transaction gains and losses included in other income (losses) - net amounted to ¥4,645 million ($37,460 thousand) of gains for the year ended March 31, 2001 and ¥13,794 million and ¥6,288 million of losses for the years ended March 31, 2000 and 1999, respectively. Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

14. Financial Instruments

Risk management The Company and certain of its subsidiaries have separate departments which confirm its financial transactions with the counterparties from the departments which execute them. In addition, the Company has as its "middle-office" a "Risk Management Division," which is strictly independent of its Finance Department, in its Tokyo Head Office. The Risk Management Division independently performs direct confirmation procedures with the counterparties to each transaction and the month-end outstanding balances, analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financial risks. Furthermore, the Risk Management Division obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically, and strengthens the Company's unified global control over derivative transactions.

Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized to hedge related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control.

Foreign exchange contracts The Company and certain of its subsidiaries utilize foreign exchange contracts to hedge transactions and balances denominated in foreign currencies.

Interest rate swap agreements, including interest rate and currency swap agreements The Company and certain of its subsidiaries utilize interest rate swap agreements principally to reduce the impact of changes in interest rates on interest-bearing assets and liabilities. In addition, the Company and certain of its subsidiaries enter into interest rate swap agreements for trading purposes.

Commodity future contracts The Company and certain of its subsidiaries utilize futures contracts primarily to hedge the risks associated with certain inventories or commitments.

Other derivative instruments The Company and certain of its subsidiaries utilize option contracts primarily to hedge the risks associated with changes in interest rates and exchange rates, the fair value of which totaled ¥201 million ($1,621 thousand) of assets and ¥275 million of liabilities as of March 31, 2001 and 2000. In addition, the Company and certain of its subsidiaries enter into other derivative contracts for trading purposes, the fair value of which totaled ¥131 million ($1,056 thousand) of assets and ¥209 million of liabilities as of March 31, 2001 and 2000.

Fair value of financial instruments The estimated fair value of the financial instruments of the Companies has been determined using the available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amount of the portion of the portfolio for which fair value could not be estimated was ¥258,532 million ($2,084,935 thousand) and ¥207,070 million at March 31, 2001 and 2000, respectively, and represents the original cost of this portion of the portfolio, which management believes is not impaired.

Long-term notes, loans and accounts receivable - trade: the fair value of long-term notes, loans and accounts receivable - trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to borrowers for similar long-term notes, loans and accounts receivable - trade with similar credit ratings. The fair value of accounts receivable with collectibility concerns is reflected at their carrying value less the related allowance for doubtful accounts.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

The carrying amounts and fair value of financial instruments and the notional amount, carrying amounts and fair value of interest rate swap agreements, foreign exchange contracts and commodity futures contracts held for other than trading at March 31, 2001 and 2000 were as follows (amounts in parentheses represent liabilities):

	Millions of yen					
	2001			2000		
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Short-term investments in debt securities	–	¥ 87,027	¥ 87,240	–	¥ 189,918	¥ 190,223
Long-term investments in debt securities	–	189,436	187,454	–	252,206	250,862
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	–	512,036	512,192	–	588,916	589,166
Long-term debt	–	(2,669,631)	(2,722,369)	–	(2,826,223)	(2,869,913)
Interest rate swaps	¥ 1,894,977	(434)	53,156	¥ 1,980,099	1,940	42,340
Foreign exchange contracts	314,279	191	665	292,626	(98)	(319)
Commodity futures contracts	458,133	193	193	215,037	92	92

	Thousands of U.S. dollars		
	2001		
	Notional amount	Carrying amount	Fair value
Short-term investments in debt securities	–	$ 701,831	$ 703,548
Long-term investments in debt securities	–	1,527,710	1,511,726
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	–	4,129,323	4,130,581
Long-term debt	–	(21,529,282)	(21,954,589)
Interest rate swaps	$ 15,282,073	(3,500)	428,677
Foreign exchange contracts	2,534,508	1,540	5,363
Commodity futures contracts	3,694,621	1,556	1,556

For interest rate swaps held for trading, the notional amounts and fair values as of March 31, 2001 and 2000, and the average fair values and net gain during the year ended at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	**2000**	**2001**
Notional amount	¥ –	¥ 106,929	$ –
Fair value - assets	–	468	–
Average fair value - asset	**178**	568	**1,435**
Net gain	**411**	509	**3,315**

15. Concentration of Credit Risk

Although the Companies operate in a general trading business, their fields of business comprise export, import, domestic and offshore trading in a wide variety of industrial, agricultural and consumer products, and also involve all levels of the production process from planning, investment, and research and development, through production, distribution and marketing. In addition, the Companies operate in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Companies believes there is no significant concentration of credit risk among their customers or in their investments. The Companies require collateral to the extent considered necessary.

16. Commitments and Contingent Liabilities

Rental expense, primarily for office space and equipment, amounted to ¥16,450 million ($132,661 thousand), ¥18,823 million and ¥23,662 million for the years ended March 31, 2001, 2000 and 1999, respectively. At March 31, 2001, the future minimum lease payments payable and receivable under non-cancelable operating leases were as follows:

	Millions of yen		Thousands of U.S. dollars	
Year ending March 31	Payable	Receivable	Payable	Receivable
2002	¥7,628	¥10,544	$61,516	$85,032
2003	6,481	8,918	52,266	71,919
2004	4,912	6,535	39,613	52,702
2005	4,703	4,542	37,927	36,629
2006	3,101	2,543	25,008	20,508
Thereafter	8,461	3,707	68,234	29,895

The Companies had commitments to make additional investments or loans in aggregate amounts of approximately ¥56,000 million ($452 thousand) and ¥78,000 million at March 31, 2001 and 2000, respectively.

At March 31, 2001, the Companies were contingently liable as guarantors of loan obligations of ¥245,165 million ($1,977,137 thousand) in the aggregate, including ¥90,472 million ($729,612 thousand) to affiliated companies. The comparable amounts at March 31, 2000 were ¥274,119 million and ¥96,290 million, respectively.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2001 would not have a material effect on the consolidated financial position or results of operations of the Companies.



Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1191
Fax: 03 3503-1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation (the "Company") as of March 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2001, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation at March 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young

May 17, 2001

CORPORATE DATA

Tokyo Head Office
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
C.P.O. Box 595, Tokyo 100-8692, Japan
Tel: (03) 3282-2111
Fax: (03) 3282-7456

Osaka Head Office
5-7, Hommachi 2-chome, Chuo-ku, Osaka 541-8588, Japan
C.P.O. Box 1000, Osaka 530-8691, Japan
Tel: (06) 6266-2111
Fax: (06) 6266-4280

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥194,039,842,190

Number of Shareholders
140,681

Number of Shares Issued and Outstanding
1,494,021,081

Number of Employees
4,855 (plus 2,218 overseas employees)

Number of Domestic Offices*
18

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
57 overseas branches & offices and 29 overseas corporate subsidiaries with 92 offices for a total of 149 offices in 75 countries

Major Stockholders
Japan Trustee Services Bank, Ltd. (Trust Account)
The Yasuda Fire & Marine Insurance Co., Ltd.
The Mitsubishi Trust & Banking Corporation (Trust Account)
The Yasuda Mutual Life Insurance Company
State Street Bank and Trust Company
The Fuji Bank, Limited
The Chase Manhattan Bank London
The Tokio Marine and Fire Insurance Company, Limited
The Sakura Bank, Limited
Nippon Life Insurance Company

Stock Listings
Sapporo, Tokyo, Nagoya, Osaka, Fukuoka
Dusseldorf and Frankfurt stock exchanges

Transfer Agent of Common Stock
Mizuho Trust & Banking Co., Ltd.

Home Page Address
http://www.marubeni.com

(As of March 31, 2001, except * as of April 1, 2001)

Marubeni
CORPORATION
http://www.marubeni.com

Printed on recycled paper in Japan


Marubeni Corporation
Annual Report 2001
For the fiscal year ended March 31, 2001

Contents

Disclaimer Regarding Forward-Looking Statements

This annual report contains forward-looking statements about the performance and management plans of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

MISSION

Marubeni is involved in an array of industries as one of Japan's top general trading houses. To enable it to succeed in each of its businesses, Marubeni boasts the necessary expertise and knowledge, as well as specialized, enthusiastic staff. Marubeni was founded in 1858 as a textiles trading business, and its history has been one of constant response to the changing times. The Company has been swift to tackle shifts in industrial structure that have stemmed from progress in information technology (IT) and deregulation. Marubeni is building an infinite platform of potential by creating value and providing solutions for all industrial sectors. In meeting new challenges proactively, Marubeni is committed to increasing its corporate value for shareholders, business partners, regional communities and employees.

PERFORMANCE HIGHLIGHTS

Solid Results

Consolidated gross trading profit rose ¥26.3 billion, to ¥479.8 billion, while net income advanced ¥13.0 billion, to ¥15.0 billion.


Net Income
(Years ended March 31)
(Billions of yen)
24
16
8
0
-200
17.2
-117.7
2.1
15.0
1998
1999
2000
2001

Healthier Balance Sheets

At March 31, 2001, consolidated total assets were ¥5.3 trillion, which was equal to our target. Net interest-bearing debt was ¥3.1 trillion at year-end, just above the ¥3.0 trillion goal.

Restructuring Achievements

Our aim at March 31, 2001, was to have around 500 consolidated subsidiaries and affiliates, and to lower the proportion of unprofitable companies to below 20%. At the close of the term, we had 598 consolidated subsidiaries and affiliates, which was down 48 from the previous year but did not reach our target. We succeeded in lowering the proportion of unprofitable companies to 19.7%.


Net Interest-bearing Debt
(At March 31)
(Trillions of yen)
5
4
3
2
1
0
4.4
4.0
3.3
3.1
1998
1999
2000
2001

Integration of Steel Products Operations

Marubeni agreed to consolidate operations in the iron and steel field with those of Itochu Corporation by establishing a 50-50 joint venture, Marubeni-Itochu Steel Inc., which will be formed on October 1, 2001.


Number of Consolidated Subsidiaries and Affiliates
(At March 31)
800
640
480
320
160
0
693
689
646
598
1998
1999
2000
2001

Key Business Areas

Marubeni invested aggressively in strategic business areas during the year under review. These included the network infrastructure business, with Group company Vectant, Inc., at its core. The Company also acquired North Sea oil field rights, bought the Mibugawa Hydro Power Station, and invested in food wholesaling businesses and supermarkets.

A MESSAGE FROM THE PRESIDENT

Financial Results

Marubeni launched VISION2000, a three-year master policy, in April 1998. Under this initiative, we have been striving to contribute to the world economy as a value-creating, globally networked enterprise. In April 1999, to respond to drastic changes in our operating environment, we implemented the two-year VISION2000 Restructuring Plan, through which our top management priority is to streamline balance sheets by enhancing asset efficiency and curtailing interest-bearing debt.

We have almost reached the objectives of the VISION2000 Restructuring Plan. Our operating profits are recovering, creating the foundations for our transformation to a more aggressive business structure.

Economic Environment

In the fiscal year ended March 31, 2001, the U.S. economic slowdown braked the Japanese economy, while the IT revolution accelerated in Japan. The United States experienced deceleration in capital investment and personal consumption. In contrast, consumption recovered in Europe, and exports were higher due to expansion supported by the weakness of the euro. In Asia, exports soared in the first half of the year on the strength of a global IT boom. Capital investment was brisk, mainly to increase production capacity in IT equipment and electronic parts. In the second half, however, Asian economies slowed as IT demand in the United States shrank. In Japan, IT investment expanded steadily in line with strong corporate earnings. Nonetheless, the domestic economy lacked vigor because personal consumption remained slack amid concerns over rising unemployment and declining incomes. In addition, exports to the United States and other Asian markets flattened, leaving the Japanese economy in the doldrums from the second half of the year. Japan entered 2001 with worsening deflation and falling stock prices. The Bank of Japan responded to this situation by flooding the capital markets with funds and effectively resurrected its zero interest rate policy. Japan's balance of payments decreased as imports of IT equipment and textiles from other Asian countries rose.

Operating Performance

Improved profitability helped Marubeni increase gross trading and operating profits in the fiscal year ended March 31, 2001. Net income grew greatly, to ¥15.0 billion.

FINANCIAL HIGHLIGHTS

Marubeni Corporation
Years ended March 31, 2001 and 2000

	Millions of yen		Percentage change	Thousands of U.S. dollars
	2001	2000		**2001**
For the year:				
Total volume of trading transactions	**¥9,436,863**	¥10,222,442	(7.7)%	**$76,103,734**
Gross trading profit	**479,754**	453,496	5.8	**3,868,984**
Income before income taxes and equity in earnings	**6,688**	5,419	23.4	**53,935**
Net income	**15,036**	2,060	629.9	**121,258**
At year-end:				
Total assets	**5,320,604**	5,584,353	(4.7)	**42,908,097**
Total shareholders' equity	**342,297**	324,301	5.5	**2,760,460**
	Yen		Percentage change	U.S. dollars
Amounts per 100 shares:				
Basic earnings	**¥1,006**	¥138	629.0%	**$8.11**
Diluted earnings	**940**	138	581.2	**7.58**

Note: U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing exchange rate of ¥124 to US$1 as of March 31, 2001.

Restructuring Overview

The VISION2000 Restructuring Plan delivered improvements in four key areas in the fiscal year ended March 31, 2001.

Financial Restructuring

We stepped up efforts to cut consolidated total assets and interest-bearing debt and trim our balance sheets. At the same time, we reduced interest and other expenses as part of an overall cost-reduction drive.

We achieved the VISION2000 Restructuring Plan's goal of lowering consolidated total assets to ¥5.3 trillion by the end of the fiscal year under review. Net interest-bearing debt was ¥3.1 trillion at year-end, just above the target of ¥3.0 trillion.

We refrained from paying dividends for this fiscal year as part of a concerted, ongoing management effort to increase shareholders' equity.

Shareholders' Equity
(Billions of yen)

	March 31, 1999	March 31, 2000	March 31, 2001	Change from March 31, 1999
Shareholders' equity	¥354	¥324	¥342	−¥12
ROE	—	0.61%	4.51%	



Shareholders' equity
Net debt-to-equity ratio
(Billions of yen)
(Times)
500
400
300
200
100
0
12
11
10
9
8
0
11.2
10.3
9.0
354
324
342
March 31, 1999
March 31, 2000
March 31, 2001

Business Restructuring

We have endeavored to decrease the proportion of unprofitable operations, liquidating loss-making and noncore businesses while cutting the number of consolidated subsidiaries and affiliates. In the year under review, we liquidated or sold 96 consolidated subsidiaries or affiliates, and newly consolidated 48 companies. At the close of the term, therefore, we had 598 consolidated companies, down 48 from 12 months earlier.

Unfortunately, we failed to meet our target of having around 500 consolidated companies as of March 31, 2001. However, we did make considerable progress in that just 19.7% of these companies were unprofitable, down from 26.3% at the end of the previous fiscal year, in line with our goal of lowering the proportion to below 20%.

Consolidated Net Profit of Group Firms



Net profit of group firms (Billions of yen)
Number of firms
(Start of restructuring)
75
50
25
0
−25
−50
−75
600
500
400
300
200
100
0
484
459
476
480
37
5
42
48
9
66
32
−32
−72
−30
−39
−33
209
230
170
118
March 31, 1998
March 31, 1999
March 31, 2000
March 31, 2001
Surplus amount
Deficit amount
Net profit of group firms
Profit-making firms
Loss-making firms

	March 31, 1998	March 31, 1999	March 31, 2000	March 31, 2001
Total number of group firms	693	689	646	598
Ratio of loss-making firms to total	30.2%	33.4%	26.3%	19.7%

Personnel Restructuring

As well as trimming our balance sheets and liquidating operations, we reduced personnel in the fiscal year ended March 31, 2001. Marubeni had 4,652 employees as of April 1, 2001, down 399 from a year earlier. This level was well below our target structure of 5,000 people by the end of March 2001.

Organizational and Management System Reforms

In April 2000, to accelerate decision-making and implementation, we realigned our business operations into 12 divisions, each under the direct supervision of the president. We also established the Risk Management Division to centralize groupwide risk control.

@ction 21—A New Medium-Term Management Plan

In April 2001, we instituted *@ction 21*, a two-year management initiative that supercedes the VISION2000 plan covering the period from April 1998 to March 2001. *@ction 21* is pivotal to Marubeni's drive to become a value creator in the 21st century, and thus makes the expansion of earnings and shareholders' equity top management priorities. This new initiative features specific action plans, through which we aim to expand and progress by aggressively seizing new opportunities.

We limited *@ction 21* to two years because we recognize that in this age of speed we cannot survive without quickly endorsing and executing our operating strategies. The name of this plan reflects our desire to capitalize on the expanded horizons that the Internet has created.

Consolidated Targets for the Fiscal Year Ending March 31, 2003

Our consolidated targets for the fiscal year ending March 31, 2003, are as follows:

Net income	¥50 billion
Shareholders' equity	¥400 billion
Net interest-bearing debt	¥2.8 trillion

We expect to derive more than 80% of this target net income from our core businesses and regions described later in this message.

Three Basic Policies

We will tackle three challenges in expanding earnings and shareholders' equity:

- Reallocation of management resources
- Realization of sufficient returns corresponding to risks
- Business expansion leveraged by advanced trading house functions

Key Operating Priorities

We will concentrate on four business areas: IT, natural resources and utility services, raw materials and finished goods, and retail and services.

Information Technology:

Marubeni seeks to make IT a massive source of earnings by serving a growing industrial and social reliance on network services and infrastructure.

- We will continue to provide undersea fiber-optic cables, domestic communication lines, and voice and data communications operations through direct network connections to subscribers, cable television, and other infrastructure businesses.
- We will provide services that build on the Internet business and solutions, such as constructing systems, operating customer support centers, handling monetary settlements, and providing back-office services for logistics and other activities.
- We will focus on sales of high-technology, communications, advanced medical and other equipment, such as personal computers (PCs).

Natural Resources and Utility Services:

We will step up our responses to growing global demand, and expand earnings in areas in which we already have a high profile as a trading house—the development of energy, nonferrous metals, grain and other resources, and the electric power business.

Natural Resources
and
Utility Services

Information
Technology

Raw Materials
and
Finished Goods

Retail
and
Services

- We will endeavor to maintain stable supplies of grain domestically and abroad by harnessing our global network and logistics bases to develop and trade resources.
- We will continue our heavy involvement in prominent resources projects. Examples include the Qatar liquefied natural gas (LNG) project that produces seven million tons of gas per year, and oil field development in India and the North Sea. In nonferrous light metals, we mine and smelt aluminum in Australia and copper in Chile. On the utilities front, we participate in power projects around the globe and have entered into the domestic electric power retail area with the purchase of Mibugawa Hydro Power Station.
- We will continue to invest in outstanding projects while expanding our business in the power market, such as through power trading domestically and abroad, and by generating electricity.

Raw Materials and Finished Goods:
The trading of materials and related products is a traditional strength for Marubeni. We will continue to maintain and increase our earnings from these operations:
- We will concentrate on resources and related products in which we are already strong and can anticipate growth, thereby consolidating our leadership. These areas include pulp and paper (woodchips, pulp, paper and cardboard) and electronic materials.

Retail and Services:
Marubeni will seize new opportunities in retailing and services created by the emergence of the software- and services-oriented new economy, and a growing market in which various industries join hands to meet consumer demand.
- We will harness our comprehensive resources to invest in supermarkets.
- We will increase our involvement in apparel and food distribution.
- We will offer more solutions in financial and logistics services.

Building New Businesses

To strengthen our financial and logistics capabilities in new fields, we established the Finance & Logistics Division. This operation will create solutions in such areas as fund business, securities business, online financial services, asset management, third-party logistics (3PL) and insurance.

We formed the Business Incubation Department as our business operations arm to cultivate new technologies and business models and invest in promising new areas, such as biotechnology and nanotechnology.

Our High-Priority Regions

The *@ction 21* management plan emphasizes Japan, other parts of Asia and the United States. Asia is an important production and supply center, and is becoming an increasingly important consumer market as a result of rising living standards. The United States is important as a source of new technologies and business models, and is a crucial strategic base for expanding our operations in the North American market.

Evolution of our Management System

Our management system reforms focus on initiatives that will allow top management to allocate resources to high-return fields, strengthening or transforming weak businesses and allowing them to become superior competitors. To complement our initiatives, we will introduce an executive officer system to aim for further reinforcement of front operations.

New Balance Sheet Management System:
To use funds more efficiently, we will set an upper limit for consolidated net interest-bearing debt and fixed assets in each business division, and aim to clarify which divisions we will place as our high-priority fields.

New Portfolio and Risk Management System:
We will implement an integrated risk management system that quantifies various types of business risks, taking into account the dispersion effects and correlation of the risks overseen separately by country and credit rating.

PATRAC—A New Management Driver:
We will launch a new consolidated management index called PATRAC and will make the best effort to maximize it in order to increase our company value. PATRAC stands for Profit after Tax less Risk Asset Cost, which is calculated from consolidated net profit less risk asset costs.

Organizational Reforms

In line with our goal to restructure administration, we divided administrative responsibilities between the corporate staff group, which assists top management and concentrates on companywide risk management, and Marubeni Management Resources Corporation (MMR), a shared service company. We also strengthened the capabilities of both organizations. MMR has three core goals: to cut costs by deploying streamlining policies; to improve customer-centric services; and to build specialized teams with advanced expertise. MMR aims to realize a one-stop business that can increase earnings by handling outsourcing from within and outside the Group.

We recently concluded an agreement to consolidate operations in the iron and steel field with those of Itochu Corporation through a 50-50 joint venture, Marubeni-Itochu Steel Inc., that will be formed in October 2001. We are currently preparing to launch operations through the new company.

Outlook for the Fiscal Year Ending March 31, 2002

In the fiscal year ending March 31, 2002, we expect a mild recovery in the U.S. economy in the second half of the year as a result of further financial deregulation and inventory adjustments, complemented by large tax cuts that are increasingly likely. Despite slightly slower economic growth, Europe is expected to remain strong, underpinned by income tax cuts.

Overall, Asia should improve somewhat, with exports recovering as the U.S. economy turns around, and fiscal stimulation packages start to deliver results. However, some ASEAN countries still face structural problems owing to the massive nonperforming loans of financial institutions, and it will take time for these nations to return to stability.

In Japan, we cannot tell exactly when personal consumption will recover. We can say, however, that companies will maintain high capital expenditure, primarily in IT, in the drive to enhance efficiency and help exports recover. The financial markets should stabilize once banks write off their nonperforming debts, which should boost consumer and corporate confidence. These factors suggest that the Japanese economy will slowly recover from the second half of the year.

In the year ahead, we and all Marubeni employees will do our best to swiftly execute measures toward "Expansion and Evolution" (expansion in profit base and business domains, and evolution of functions and management systems) while becoming a much more aggressive player, thus reaching the numerical targets of that plan. We look forward to your continued encouragement and support for these endeavors.

July 2001

Tohru Tsuji, President and CEO, Director



IT Business Division

Utility & Infrastructure Division

Plant & Ship Division

Transportation &
Industrial Machinery Division

Energy Division

Metals & Mineral Resources Division

Iron & Steel Division

Chemicals Division

Forest Products &
General Merchandise Division

Agri-Marine Products Division

Textile Division

Development &
Construction Division

Finance & Logistics Business Division

IT BUSINESS DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
500
400
300
200
100
0
393.2
451.1
2000
2001


Trading transactions climbed 14.7%, or ¥57.9 billion, on the strength of growth in the information and telecommunications sectors.


Gross trading profit
(Years ended March 31)
(Billions of yen)
50
40
30
20
10
0
37.3
41.3
2000
2001

Gross trading profit was up 10.8%, or ¥4.0 billion.

The IT Business Division is engaged in diverse new IT businesses represented by the rapidly evolving Internet and mobile telecommunications fields.

The division established Vectant to provide a full range of services by taking advantage of the FLAG, FA-1 and PC-1 undersea fiber-optic cables, which create a global network. Vectant manages an extensive domestic trunk line network linking land terminals and key cities, and also manages fiber-optic networks in major cities. Vectant oversees such subsidiaries as Marubeni Information Systems Co., Ltd., and Marubeni Telemarketing Corporation. It is also expanding the division's business scope through its data center business and the creation of electronic commerce systems.

These capabilities have allowed the division to offer an array of e-commerce, portal site and other Internet businesses.

In mobile telecommunications, Marubeni Telecom Co., Ltd., is preparing to serve growing demand for message diversion, map information and other contents services. In broadcasting, the division has a stake in the BS Asahi channel. It also established multiple systems operator (MSO) cable television companies, with such partners as Fujitsu Limited and Matsushita Electric Industrial Co., Ltd. These MSOs will efficiently employ Vectant's infrastructure for fiber-optic broadband networks needed in digital broadcasting and interactive communications services.

The division set up Hewlett-Packard Solutions Delivery, Ltd., which has launched systems solutions services. The division has also invested in medical ventures in the United States to expand its health and medical care business by, for example, importing advanced medical equipment developed by those ventures.

Main Products

- **Network/Multimedia** Telecommunications services and subscriptions, CATV operations, BS and CS satellite broadcasting, IP network service, audiovisual/game software contents production and distribution
- **Enabler Business** Data center/call center business, ISP, ASP, CTI/CRM solutions, systems integration/development/operation, operation of debit card information center, financing services to B2B market sites, e-commerce transactions and backoffice services, contactless IC tag system, prepaid card system for pachinko games
- **IT Products** PCs, digital related products and peripherals, network-related hardware, PC software, semiconductor-related equipment, ICs and electronic devices, services, systems and equipment for mobile communications, Internet contents, business development for wireless Internet, Internet application systems and e-commerce solutions
- **Medical** Advanced medical equipment and devices, solutions services for hospitals and clinics, health care network services, services related to assisting the elderly, analytical equipment and devices related to bioscience
- **Communications** Outside plant/backhaul, transmission equipment, switching equipment, access equipment, mobile communication system, IP network equipment and network construction, automatic fingerprint identification system, letter handling system

Video Transport and Web Casting Company Established

In November 2000, Marubeni established Nexion Corporation, which will produce, amass and distribute broadband digital video contents. The emergence of digital broadcasting, multichannel and broadband services should gradually raise demand for video contents. By using Vectant's fiber-optic networks in Japan and abroad, Nexion will be able to offer highly reliable and competitive services to create new markets fusing communications and broadcasting.

Building Comprehensive Communications Services

To solidify its position in next-generation communications, Marubeni integrated its global information and communications businesses with Vectant, which it established in August 1999 in New York. Vectant owns shares of the FLAG cable between Japan and the United Kingdom, the cross-Atlantic FA-1 cable, and the PC-1 cable linking Japan and the United States. Through subsidiary Global Access Ltd., Marubeni also owns a domestic trunk line network and a building that houses telecommunications and networking equipment. These capabilities allow Marubeni to provide complete, high-quality solutions in such fields as e-commerce, network applications and electronic banking. Vectant maintains Japanese subsidiaries and affiliates that have obtained Type I Carrier and Special Type II Carrier licenses to deliver comprehensive communications services.


NEXION
Nexion Corporation logo

CyberLogistics Provides Integrated Back-Office Support

Marubeni established CyberLogistics Corporation to provide integrated back-office support services. Group companies Kanto Electronics Corporation, Computer Wave Inc. and Sofmap Co., Ltd., have invested in this company.

Businesses today require companies to be armed with such IT systems as enterprise resource planning (ERP), supply chain management (SCM) and customer relationship management (CRM), and well-planned and effective logistics that bring superior competitiveness in the marketplace. These come with a burden, however, if companies independently develop and manage their systems and organization, because of the necessary massive expenditures, risk of obsolescence and dispersion of valuable corporate resources.

CyberLogistics provides companies with common IT infrastructures as an application service provider (ASP) as well as logistics services as a 3PL provider. CyberLogistics helps companies concentrate their resources on core operations and strengthen their core competence, providing integrated back-office support in the form of ASP and 3PL services.


Japan
FLAG
PC-1


AC-1
FA-1
PC-1
FLAG
AC-1
FA-1
MAC
PAC
SAC
Global fiber-optic network for broadband communication

Handling Domestic Sales Rights to da Vinci Robot Surgical System

Marubeni has exclusive sales rights in Japan to da Vinci, a robot surgical system made by Intuitive Surgical Inc. of the United States.

Silicon Valley-based Intuitive Surgical developed and manufactures da Vinci, which combines robot technologies and three-dimensional imaging technologies with high-performance computers for minimally invasive surgery. Marubeni promotes the domestic distribution of highly advanced medical equipment that helps improve quality of life (QOL) and reduce medical treatment costs.


EDI
Web EDI
Market Place
1 : 1
1 : N
N : N
Kanto Electronics Corporation
Marubeni Telecom Co., Ltd.
Computer Wave Inc.
New Subsidiary
Marubeni Solutions Corporation
Sofmap Co., Ltd.
New Subsidiary
SCM/CRM
ERP
3PL (Third-Party Logistics)
Operational chart of CyberLogistics Corporation

Automated Mail Processing Systems Delivered to Brazil's Post Office

In May 2000, Marubeni concluded an agreement to supply Empresa Brasileira de Correios e Telegrafos, Brazil's post office, with NEC automated mail processing systems. The ¥7 billion deal is financed mainly by buyers credit from the Japan Bank for International Cooperation. The new system is central to plans by Brazil's Ministry of Communications to modernize the nation's postal service. The contract entails installing nine mail sorting machines in São Paulo and five other states over two years. The new setup will slash mail delivery delays and further streamline postal services. Marubeni hopes to develop other systems for Empresa Brasileira de Correios e Telegrafos in the future, and also cultivate new services that employ postal facilities.


The da Vinci robot surgical system


Automated mail processing systems

UTILITY & INFRASTRUCTURE DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
500
400
300
200
100
0
456.0
424.6
2000
2001

Reduced offshore transactions cut trading transactions 6.9%, or ¥31.4 billion.


Gross trading profit
(Years ended March 31)
(Billions of yen)
15
12
9
6
3
0
6.0
10.1
2000
2001

Gross trading profit rocketed 70.1%, or ¥4.2 billion, owing to the expansion in the overseas electric·power business.

The Utility & Infrastructure Division is involved in power, water and solid waste management, railways, airports, ports and harbors, and other public and infrastructure projects.

In its overseas power operations, the division serves conventional engineering-procurement-construction (EPC) projects and also engages in independent power producer (IPP) projects in response to a global wave of deregulation and privatizations. It plans to expand its investments, primarily in Asia and Europe.

In Japan, the division concentrates on power business through the Mibugawa Hydro Power Station, which it purchased in August 2000. The division is one of the leading providers of wind power and is developing operations to serve Hokkaido and the rest of Japan. It also sells fuel cells and other distributed power systems.

Environment and community infrastructure operations encompass such fields as water purification, waste water treatment and solid waste management. They also include public facility projects such as hospitals, government offices and schools in Japan and abroad. As well as managing conventional EPC projects funded by official development assistance (ODA) and other government lending programs, they also handle private build-operate-transfer (BOT) and build-own-operate (BOO) projects. In Japan, the operations oversee private finance initiatives (PFI), including operation and management contracts for existing facilities.

Railway and transport project operations concentrate on overseas transportation EPC projects backed by yen credits and other government funding. They also manage transportation infrastructure schemes for such projects as airports, ports and harbors, bridges and roads. Domestically, transport project operations comprise railway network construction and expansion planning in major cities, and have expanded to encompass IT deployments in railway stations.

Main Products

- **Power Projects** Development and investment of power projects (thermal, hydro, wind power, etc.), EPC of power plants, sub-stations and transmission lines, environmental systems, supply of power plant equipment (turbines, boilers and balance of plant), sub-station equipment, transmission lines, environmental equipment and ESCO
- **Environment and Community Infrastructure** Water and waste water treatment, solid waste management, environmental projects, PFI for public facilities (hospitals, government offices, schools, etc.)
- **Railway and Transportation** Mass-transit systems, new transit systems, rolling stock, railway equipment, signaling and telecommunications systems, airport equipment (radar navigation, ILS system), meteorological systems, transportation infrastructure (airports, ports and harbors, bridges, roads)

Entering Power Business through Mibugawa Hydro Power Station

The Mibugawa Hydro Power Station was constructed by Showa Denko K.K. as part of the overall development of Mibugawa in Nagano Prefecture. Mibugawa Power Company was established in August 1960, and began operating with a government-approved maximum rated output of 32.2 megawatts. It completed the construction of its second generating unit in December 1963 and the first generating unit in April 1964.

The station takes up to 10 cubic meters of water per second through 12 intake channels fed by Japan's Southern Alps. A tunnel feeds into a reservoir, from which water drops 600 meters through a penstock to drive a turbine.

In August 2000, Showa Denko transferred all Mibugawa Power Company's shares to Marubeni. By efficiently harnessing the station, the Company will provide an energy source that does not emit carbon dioxide and is thus environment-friendly. It will also help in the development of nearby Hase village, and contribute to society.

Marubeni Buys Mindanao Geothermal Power Plant in the Philippines

The Mindanao Geothermal Power Plant units 1 (47 megawatt) and 2 (48 megawatt) at Mount Apo in Mindanao, the Philippines, are the fruit of a BOT project in which Marubeni has invested. The IPP units have achieved very high reliability since their completion in 1997 and 1999, respectively. In June 2000, Marubeni acquired partner Oxbow Power Corporation's 50% interest in the two Mindanao Geothermal Power Plant units, bringing the Company's stake to 100%.

As a result, Marubeni wholly owns the Mindanao Geothermal Power Plant and oversees operations and maintenance. Prior to the acquisition, the Company established Marubeni Energy Services Corporation, which hired about 70 skilled engineers and operators to oversee facilities. Under that company's management, the two plants have contributed to Marubeni's earnings while continuing to ensure high reliability factors and deliver stable supplies of electricity to customers in Mindanao.

Marubeni plans to make similar acquisitions of outstanding companies, focusing on the Asia-Pacific region.



Mibugawa Hydro Power Station

Coal-Fired Thermal Power Station Project in India

Marubeni is working with the Electric Power Development Co., Ltd., a Japanese utility company, and BPL Group, a major Indian electronic goods and appliances manufacturing conglomerate, to construct and then run a 520-megawatt mine-mouth coal-fired power station in Ramagundam in the State of Andhra Pradesh. Under this BOO power project, the new facility will supply power to a state-owned transmission company over 30 years.

Marubeni is the sole contractor for construction, which will be completed in mid-2004, when the facility goes online. The facility will use local coal to avoid supply-side price fluctuations and ensure stable electricity pricing.

This is Marubeni's second BOO power project in India. The first was the Pillaiperumalnallur combined-cycle power project, now in commercial operation, for which financing closed in 1999. Marubeni's experience helped secure favorable financing in India and from abroad, without which this new project might never have materialized.



Mindanao Geothermal Power Plant in the Philippines



Coal-fired thermal power station project, under construction in Ramagundam, India

China's First BOT Water Treatment Plant Project Makes Progress

In July 1998, Marubeni and Compagnie Générale des Eaux (CGE) concluded a BOT water treatment plant contract with the Chengdu Municipal Government in Sichuan Province, China. Construction has remained on schedule since it started in August 1999. CGE is the world's largest water operations company and is part of France's VIVENDI Group.

The project entails building water intake facilities with a daily capacity of 800,000 cubic meters, a water treatment plant that will supply 400,000 cubic meters of water a day, and a 27-kilometer water pipeline. Marubeni and CGE will transfer the facilities to the municipality after fifteen and a half years. The project is worth about ¥12.0 billion. Commercial operations should begin in early 2002.

The project is in line with the Chinese Government's policy to develop the western areas of the nation, and will contribute significantly to Chengdu's water infrastructure. At the Western Forum convened in Chengdu in October 2000, this BOT effort was lauded as a model project.



Construction of a water treatment plant in Chengdu, Sichuan Province, China

Passenger Railway Improvement Project Completed for Republic of Uzbekistan

In August 1998, Marubeni signed a contract with Uzbekistan Railways for a ¥5.6 billion project in Tashkent, the nation's capital, covering the delivery of 25 coaches and spare repair parts for existing rolling stock, the modernization of the No. 2 Tashkent Passenger Coach Depot, the supply and installation of workshop tools and materials, and overseas management training for repair workshop personnel. The order was funded through a loan from the Japan Bank for International Cooperation. The project was completed, on schedule, in February 2001.

Also in August 1998, Marubeni signed a contract for the Uzbekistan Three Local Airports Modernization Project, which was also completed on time. Marubeni has earned an outstanding reputation for its achievements in Uzbekistan, and plans to continue focusing on public transport improvement projects in Central Asia.



Passenger railway improvement project for Uzbekistan Railways

PLANT & SHIP DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
700
560
420
280
140
0
697.5
511.4
2000
2001

Trading transactions plunged 26.7%, or ¥186.1 billion, primarily because of a downturn in projects for Southeast Asia.


Gross trading profit
(Years ended March 31)
(Billions of yen)
25
20
15
10
5
0
19.6
20.2
2000
2001

Other operations abroad performed well, boosting gross trading profit 3.2%, or ¥600 million.

This division constructs and supplies plants, and supplies and leases ships.

The plant business concentrates on providing EPC services for cement, sugar, pulp and paper, steel, textiles, oil and gas, petrochemicals and fertilizer plants. By selectively focusing on core markets for each field and product, the division aims to increase its orders and bolster profitability.

In outstanding projects not vulnerable to market risks, the division seeks stable profits by participating in BOT and BOO projects. The division also engages in resources development, environment-related projects, and commercializes operate-and-maintenance (O&M) services, while cultivating such new earnings sources as IT projects for current customers.

In the shipping business, the division focuses on supplying new and used cargo ships and tankers. It is endeavoring to expand its business ties with shipowners and shipyards in Japan and abroad. The division also participates in high-value-added projects, such as liquefied petroleum gas (LPG) and LNG carriers, and special cargo vessels.

The division owns and operates a fleet through Marubeni Group companies Royal Group and Koyo Line Ltd.

Main Products

- **Industrial Plant** Plants and related equipment for cement, paper, pulp and sugar, textiles plants, plants and related equipment for iron and steel industry, heavy machinery and environmental protection
- **Energy and Chemical Projects** Oil and gas upstream and midstream, refineries, petrochemical and fertilizer plants, financial structuring, participation and investment in new ventures related to these fields
- **Ship** Oceangoing vessels, offshore constructions, ship materials and equipment

Pakistan Oil Refinery Completed

In December 2000, Marubeni and JGC Corporation (JGC) completed the construction of Pakistan's largest grass-roots oil refinery, with a production capacity of 100,000 barrels per day. The project, promoted by Pak-Arab Refinery Limited (PARCO), is part of a national project to meet booming local demand for petroleum products. Marubeni executed the local construction and JGC was separately responsible for the supply of equipment. Japan Bank for International Cooperation (JBIC) provided a buyer's credit, while Marubeni contributed a commercial loan. The government of Pakistan was highly appreciative of Marubeni, JGC, JBIC and the Japanese government for their tremendous effort in completing construction on time.

Internet Trading of Plant Maintenance Parts Launched

As part of an e-commerce effort in the plant sector, Marubeni launched an Internet service in December 2000 for trading such maintenance parts as gears and bearings, as well as motors and other general-purpose machinery. This system links six sites, including those for domestic textiles plant manufacturers, as well as for American and French parts sales and logistics companies. The system currently handles about 25,000 items, with transactions expected to reach ¥2 billion in the first year of operations. Marubeni plans to expand the system to encompass domestic plant supplies and Asian textiles manufacturers, petrochemical companies, steel and nonferrous metals makers, and cement producers.

Evergreen Orders More Container Ships

Marubeni and Mitsubishi Heavy Industries, Ltd., are currently building vessels as part of cumulative orders for 38 large container ships for Taiwan's Evergreen Group. The order includes 18 U-class 4,900-TEU and five E-class 6,400-TEU container vessels. Final deliveries are scheduled for January 2003.

Evergreen began its fleet renewal program in 1991. The company is putting these highly advanced vessels into service as they are completed, thereby boosting capacity and shortening sailing times, and enhancing its industry-leading position.



PARCO's oil refinery

Continuous Pickling Rolling Coupled to Tandem Cold Mill Delivered to China

Earlier in 2001, a consortium led by Marubeni and comprising Hitachi, Ltd., Mitsubishi Heavy Industries and Mitsubishi Corporation completed the commissioning of a continuous pickling line coupled to a tandem cold mill at Shanghai Baosteel Group Corporation, China's largest steelmaker. The state-of-the-art facility can produce 1.1 million metric tons annually. The mill will allow Shanghai Baosteel Group to make high-grade steel sheet, such as quality steel sheet for automobiles, as well as silicon steel sheet. This mill will help China reduce its current heavy reliance on high-grade steel sheet imports.


Buyer Menu

e-commerce site for plant maintenance parts


EVERGREEN

One of the new container ships for the Evergreen Group

TRANSPORTATION & INDUSTRIAL MACHINERY DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
1,200
960
720
480
240
0
1,139.8
836.5
2000
2001

Trading transactions fell 26.6%, or ¥303.3 billion, owing to a decrease in automobile trading.


Gross trading profit
(Years ended March 31)
(Billions of yen)
60
48
36
24
12
0
58.3
53.2
2000
2001

Gross trading profit dropped 8.7%, or ¥5.1 billion, owing to reductions in exports of construction machinery and slower domestic operations.

This division comprises three groups—automobiles and construction machinery; production and industrial machinery; and space, defense and aircraft—and six business departments.

The division's automobiles and construction machinery operations aim to contribute to earnings through trade, centering on the export of completed vehicles and parts, and by managing operating companies around the globe. In the automobile business, focus has been shifted from conventional trading business to the midstream while cultivating businesses downstream, such as by building dealer networks. Construction machinery operations concentrate on managing operating companies in developed nations and on large export projects for Asia, the Middle East and Africa.

Production and industrial machinery operations export vehicle assembly facilities and machine tools, and import paper pulp manufacturing machinery and food and beverage processing facilities. The group maintains joint ventures with leading machine tool producers, car body parts manufacturers and stamping diemakers in Japan and abroad. The group aims to expand into sales of equipment incorporating environment-friendly technologies, such as solar generation and plastic recycling systems.

Space, defense and aircraft operations jointly develop and market aircraft engines from Rolls-Royce plc., import and market mid-sized jet aircraft from Gulfstream Aerospace Corporation, and market multipurpose and communications satellites.

Main Products

- **Vehicles** Passenger cars, commercial vehicles, motorcycles, engines
- **Construction and Agro-industrial Machinery** Construction equipment, mining equipment, material-handling equipment, agro-industrial equipment
- **Production Machinery** Automotive manufacturing plant (stamping press, stamping die, body assembly line, machine tool, etc.), metal forming machines, plastic molding machines, optical disc manufacturing equipment, food and beverage equipment, machinery and equipment for petrochemicals, power generation, radiation sterilization systems
- **Environmental and Industrial Machinery** Town waste treatment systems, pulp and paper machinery, paper converting and printing machinery, recycling plant, photovoltaic power generation
- **Aviation** Aircraft, aircraft engines, space-related equipment, defense equipment, airport facilities and equipment

Selling Nissan Vehicles in Chile

Nissan Marubeni Ltda, a wholly owned Chilean subsidiary that imports and sells Nissan vehicles, has steadily expanded since its establishment in 1979. Demand for new cars in Chile is low, at just 100,000 units annually, and competition is intense among the 33 automakers that compete in that nation. Nissan Marubeni takes advantage of its two decades of experience to maintain a top share among Japanese automakers. The company distributes, provides purchase finance for, and deals in Nissan vehicles, and aims to expand its operations.

Construction Machinery Dealer in the United States

Wholly owned Mitchell Distributing Company in the United States, a construction machinery dealer for Komatsu Ltd. and Ingersoll-Rand Company, received the Chairman's Award from Komatsu America International Company for an outstanding sales record among 40 dealers in the United States in calendar year 2000. Mitchell Distributing operates 12 branches in North and South Carolina and Virginia, the three largest markets for construction machinery in the United States.

Order Received for Large Cerutti Gravure Printing Press

Marubeni is the sole sales agent in Japan for O.M.G. Cerutti SpA. of Italy, a leader in the world market for high-end printing machinery. In July 2000, the Company received an order from Sagawa Printing Co., Ltd., in Kyoto for an eight-color Cerutti gravure rotary printing press that can handle sheets up to 2,450 millimeters wide—the widest among machines used in Japan. This is Sagawa Printing's third order for this model, the first being in 1996. The presses feature state-of-the-art automation and incorporate quality stabilization systems. Marubeni hopes the presses will contribute greatly to the prosperity of the Sagawa Group, which offers both printing and logistics services.


NISSAN

Nissan Marubeni Ltda in Chile

Distributing CINCOM Series CNC Swiss Turning Centers in North America

Marubeni has built a strong track record over many years as the sole distributor in the North American market for the CINCOM series of CNC Swiss turning centers manufactured by Citizen Watch Co., Ltd. In 1984, the two companies formed a joint sales venture in New Jersey, called Marubeni Citizen-Cincom Inc. Since then, sales of the CINCOM series have climbed steadily, and it has become a top seller for this kind of machine tool, especially in the IT and medical equipment sectors.





Mitchell Distributing Company, construction machinery dealer in the United States



Cerutti gravure printing press

Joint Development of Aircraft Engines with Rolls-Royce

Rolls-Royce of the United Kingdom is well known as a maker of luxury cars, and has also been famed for its aircraft engines since before World War II. Marubeni is not only a sales agent for large Rolls-Royce commercial jet engines but is also investing in joint engine development with that company.

Marubeni strives to contribute to the development of Japan's aircraft industry by involving Japanese heavy machinery and parts manufacturers in engine development with Rolls-Royce, taking advantage of its own risk management and organizing capabilities as a general trading house.



Citizen Watch's CINCOM Series CNC Swiss turning centers



Rolls-Royce commercial jet engine

ENERGY DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
2,000
1,600
1,200
800
400
0
1,468.7
1,911.1
2000
2001

Rising oil prices boosted trading transactions 30.1%, or ¥442.4 billion.


Gross trading profit
(Years ended March 31)
(Billions of yen)
35
28
21
14
7
0
26.6
31.3
2000
2001

Gross trading profit was up 17.3%, or ¥4.6 billion, due to an increase in overseas resources development projects.

The Energy Division focuses on three core business areas: oil, gas and other resources development; marketing and retailing crude oil, petroleum products, gas, nuclear fuels and thermal coal for power plants; and trading widely in Asia, Europe and North America.

In resources development, projects include the Ravva oil and gas field in India, the United Kingdom's North Sea oil field, and LNG production in the State of Qatar. In marketing and retailing, the division has built storage facilities for refrigerated LPG in Shenzhen, China, and for various petroleum products and refrigerated and pressurized LPG in Japan. The division maintains a gasoline and LPG sales network nationwide in Japan. The division is particularly active in trading petroleum products in North America and naphtha and other petrochemical feedstocks in Japan and elsewhere in Asia.

The division has set up the IT Business Development Team and taskforces to prepare for Marubeni's entry into an array of new fields. They include electricity trading in the United States; e-commerce trading of naphtha and petroleum products in Singapore, and of coal in Japan; the distributed power business in Japan; and the promotion of gasoline sales networks at shopping center parking areas. The division aims to build new businesses that expand its horizons.

Main Products

- **Petroleum** Crude oil, natural gas liquid (NGL), gasoline, naphtha, kerosene, aviation fuel oil, diesel oil, heavy fuel oil, marine fuel oil, lubricant oil, asphalt
- **Other Forms of Energy** LPG, LNG, nuclear fuel, thermal coal for power plants, new fuels
- **Others** Electric power and nuclear energy related business

Developing Oil and Gas Fields in India and the North Sea

Having already obtained equities to the Ravva oil and gas field on India's eastern seaboard, Marubeni secured oil and gas equities in the United Kingdom's North Sea oil field. Our share of the daily output there is now the equivalent of 20,000 barrels of crude oil. Marubeni is also involved in oil and gas development in such areas as the United States, Brazil and Sakhalin, Russia, and is constantly seeking new project opportunities.

Importing LNG from Qatar

Production and operations at the Qatar Liquefied Natural Gas Company, Ltd. (QATARGAS), have been steady since the company's inauguration. The participants in this venture are Marubeni, Qatar General Petroleum Corporation, TotalFinaElf, ExxonMobil and Mitsui & Co., Ltd.

Deliveries to Japanese buyers started in January 1997 with a shipment to Chubu Electric Power Co., Inc. Shipments have since extended to other companies. QATARGAS will supply a total of five electric power companies and three city gas companies with six million metric tons of LNG annually until 2021.

Operating LPG Storage Facility in China

In May 1998, Marubeni and partners Shenzhen Materials Group Co. and Shenzhen Gas Corp., Ltd., completed construction of China's first major import terminal for refrigerated LPG, in Shenzhen. The terminal features two 40,000-metric-ton refrigerated LPG tanks and takes shipments from 50,000-dwt tankers, mainly from the Middle East. Since its establishment, the terminal has imported around one million metric tons of LPG annually.

Distributing Petroleum Products and LPG around Japan

Marubeni group companies, mainly Marubeni Energy Corporation and Marubeni Ennex Corporation, operate import and distribution terminals for various petroleum products, and retail networks for gasoline and LPG nationwide in Japan.

Japan depends heavily on energy imports as a heavy consumer of resources. Marubeni harnesses its position as a trader, distributor and retailer that links the world's principal oil producers and refineries with consumers by managing a nationwide network that ensures stable energy supplies.



North Sea oil field



QATARGAS LNG project in Qatar



Refrigerated LPG import terminal in Shenzhen, China





Petroleum products are distributed from terminals (left) to outlets including gas stations (above)

METALS & MINERAL RESOURCES DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
600
480
360
240
120
0
506.6
523.8
2000
2001

Trading transactions advanced 3.4%, or ¥17.3 billion, in line with a rise in aluminum ingot trading.



Gross trading profit
(Years ended March 31)
(Billions of yen)
20
16
12
8
4
0
14.3
15.5
2000
2001

Gross trading profit gained 8.8%, or ¥1.2 billion, owing to expanded activities abroad.

The Metals & Mineral Resources Division cultivates such upstream areas as resources development and smelting projects while selling new and electronic materials downstream. The division maintains recycling operations. It is transforming itself into a value chain integrator to build high added value for metals and mineral resources.

Upstream, the division invests in and funds projects in iron ore, coal, aluminum, copper, zinc, ferro alloys and hot briquetted iron, mainly in Australia, but also in India, Canada, Latin America and South Africa. The division harnesses its innovative resources research capabilities to quickly capitalize on earnings potential in new resources and products.

In trade, the division combines Marubeni's funding and investment projects and relationships with top suppliers to swiftly respond to customer needs through long-range supply contracts. The division works closely with subsidiaries to reinforce its domestic sales capabilities while contributing to the community by engaging in ferrous and nonferrous metals recycling that helps protect the environment.

Main Products

- Raw Materials Iron ore, hot briquetted iron, coal (thermal coal, coking coal), ferro alloy, raw materials for ferro alloy, fluorspar, sub-materials for steel, steel scrap
- Nonferrous Metals Ingot of copper and zinc, concentrate of copper and zinc, cobalt, titanium, ingot of aluminum, alumina, bauxite, rolled products of aluminum, aluminum discs for storage medium, target material for liquid crystal, ingot of precious metals, accessories, polished diamonds

Australian Operations Produce 97,000 Metric Tons of Aluminum

Through Marubeni Aluminium Australia Pty. Ltd., a joint venture with Marubeni Australia Ltd., Marubeni owns 22.5% of The Portland Aluminium Smelter in Victoria, which boasts a capacity of 78,000 metric tons annually, and owns 8% of Boyne Smelters Ltd. Line 3 in Queensland, whose annual capacity is 19,000 metric tons. Aluminum has several key advantages. It is light, which helps enhance performance, and is readily recyclable. As a result, aluminum is used widely in such areas as cars and other transportation equipment, and in the food industry. Marubeni supplies the Japanese and other Asian markets with 400,000 metric tons of aluminum annually, including the 97,000 metric tons from its two Australian smelters.

Coal Mining Operations Expanded in Australia

Marubeni has investments in four Australian coal mines through local subsidiary Marubeni Coal Pty. Ltd. They are the Macquarie, Jellinbah East, Coppabella and German Creek East coal mines. In the fiscal year ended March 31, 2001, the combined production of these four operations totaled nine million metric tons, up two million metric tons from a year earlier. Marubeni exports the coal to steelmakers in Japan and elsewhere around the world. With coal prices set at a higher level for the fiscal year ending March 31, 2002, Marubeni has raised the production target to 10 million metric tons. Marubeni has now determined the development of the Hail Creek open-cut coal mine, which will have an annual capacity of 5.5 million metric tons.

Marubeni Made Exclusive Japanese Sales Agent for Zambian Cobalt Ingots

In November 2000, Marubeni concluded an exclusive Japanese sales agency contract with Chambishi Metals plc., whose predecessor was Zambia Consolidated Copper Mines Ltd. Chambishi Metals has access to its own resources, and has earned a world-class reputation for its ability to produce large volumes of cobalt at low cost. Operations started in April 2001. Marubeni has imported Zambian cobalt ingots to Japan since 1985, and the new agreement reflects the Company's excellent track record over the years. Marubeni expects demand for cobalt ingots to keep rising, as the many applications include secondary batteries for mobile phones and other portable electronic equipment, as well as heat-resistant specialty steels.



Coppabella coal mine in Australia

Expanding Capabilities in New and Electronic Materials

Marubeni is reinforcing its capabilities in new and electronic materials as part of a drive to build its downstream businesses. Marubeni has a top share of the global market for aluminum disks used in hard disk drives. In 1998, hard disk production started at a Malaysian joint venture with Toyo Kohan Co., Ltd. In May 2000, Marubeni concluded a long-term supply agreement with Seagate Technology LLC, the world's biggest manufacturer of hard disk drives. In December 2000, Marubeni invested in a venture set up to make nitrogenous gallium compounds for semiconductor materials. That company should benefit from growing demand for mobile phone light sources, large displays, and signal and lighting equipment.

Marubeni is also working to bolster its capabilities in such fields as communications, copper wire, lead frame materials, compound semiconductor wafers and other semiconductor materials, as well as rare metals and earths.



Chambishi Metals' cobalt plant in Zambia



Aluminum disks used in hard disk drives



Boyne Smelters Ltd. Line 3 in Australia

IRON & STEEL DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
600
480
360
240
120
0
564.7
530.0
2000
2001

A reduction in steel pipe exports forced trading transactions down 6.1%, or ¥34.7 billion.



Gross trading profit
(Years ended March 31)
(Billions of yen)
30
24
18
12
6
0
27.1
25.5
2000
2001

The declining profitability of exports cut the gross trading profit 5.8%, or ¥1.6 billion.

This division manufactures, processes and sells such products as steel sheet, steel pipes and tubes, and special steels. It has combined these activities with such diverse capabilities as logistics and finance, and has also developed Group companies, mainly in Asia. The division has responded actively to the potential of e-commerce, gaining an edge over its rivals by launching MetalSite Japan, a steel business-to-business (B2B) site.

By harnessing the IT revolution and forming global alliances with leading companies in Japan and overseas, the division seeks to build its market presence around the world.

In October 2001, the division is scheduled to join hands with its counterpart at Itochu Corporation to form Marubeni-Itochu Steel Inc. As a top-class trading house, the new company will endeavor to maximize economies of scale against a backdrop of industrial restructuring worldwide and the formation of new business groups, translating increasingly efficient operations into stronger marketing. Marubeni-Itochu Steel will maintain the comprehensive capabilities of both partners to meet a wide range of needs and expand transactions based on broad cooperative ties with steelmakers in Japan and overseas.

Main Products

- **Steel Products** Slabs, billets, bars, shapes, heavy plates, hot-rolled steel coil, cold-rolled steel coil, galvanized steel sheet, electrical steel sheet, magnetic material, seamless steel pipes and tubes, welded steel pipes and tubes, stainless steel, special steel



Signing ceremony of establishment of Julong Steel Pipe Co., Ltd.

Julong Steel Pipe to Start Operations as Part of Natural Gas Development Plan

Julong Steel Pipe Co., Ltd., a large-diameter bending steel pipe company, based in Hebei province, China, in which Marubeni has a stake, will start operations in 2001. As part of plans to develop natural gas as a clean alternative to coal and oil, the Chinese government seeks to raise annual production of this energy source from the current 18 billion cubic meters, to 40 billion cubic meters by 2005. Besides this initiative, a project is under way to lay a 4,000-kilometer pipeline to transport gas from Tarim in the west of China to Nanjing and Shanghai in the east. Marubeni established Julong Steel Pipe in April 2000 in conjunction with Huabei Petroleum Administration Bureau, an associate of China National Petroleum Corporation, and other Chinese companies to produce steel pipes locally. The project will require an estimated two million metric tons of mainly spiral and large-diameter steel pipes, for which pipe and steel sheet procurement has already started.

Philosophy

We are dynamic and innovative.

We are trustworthy and honest.

We are committed to provide value-added solutions to our customers and contribute to society through distribution of iron and steel products.

Vision

We will maximize the synergies of Marubeni and Itochu in information technologies, logistics, finance and human resources.

We will improve the quality of our services to better meet the diverse needs of our suppliers and clients.

We will make the company profitable, efficient and financially sound by improving its consolidated performance.

We will promote good working conditions for our employees to foster an open and innovative culture.

We will establish stable earning bases and strive for early listing of the company.



Otemachi Financial Center Building, location of Marubeni-Itochu Steel Inc.

Profile

Capitalization:	¥30 billion
Chairman:	Akio Shigetomi
President:	Seinosuke Okazaki
Number of employees:	730
Number of Group employees:	Approximately 5,500
Consolidated total assets:	¥630 billion (projected)
Consolidated net sales:	¥1,700 billion (projected)
Fiscal year-end:	March 31
Date of establishment:	October 1, 2001 (scheduled)
Shareholders:	50-50 owned by Marubeni Corporation and Itochu Corporation

CHEMICALS DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
650
520
390
260
130
0
558.5
601.5
2000
2001


Increased offshore transactions boosted trading transactions 7.7%, or ¥43.1 billion.


Gross trading profit
(Years ended March 31)
(Billions of yen)
30
24
18
12
6
0
29.7
29.6
2000
2001

A downturn in overseas operations offset increased exports of electronic materials, causing the gross trading profit to fall 0.3%, or ¥100 million.

The Chemicals Division handles a wide variety of goods ranging from basic chemicals to leading-edge finished products for an array of industrial and lifestyle requirements. The division pursues three medium-term strategies. The first is to strengthen and foster its affiliated companies based on consolidated management. The second is to heavily allocate resources to electronic materials, retailing, resources development and environmental businesses. The third is to reorganize and rejuvenate management to respond more flexibly to rapidly changing operating conditions.

The division's key priorities are to invest in the high-growth IT-related products business; to further bolster efficient operations in commodity chemicals to ensure a dominant position in that field; to concentrate on Asian markets, particularly China; and to sharpen its focus on biotechnology, which offers dramatic medium-term growth potential.

The division will tackle changes in the global economic environment and progress in information technologies, and will comprehensively expand its business by creating new value, aiming to become a more powerful player by 2005. The division aims to provide customers with the high added value of a trading house by seizing opportunities in high-growth fields, taking full advantage of advanced information technologies, and building a business model based on innovative concepts and techniques.

Main Products

- **Specialty Chemicals** Fatty acid and derivatives, catalyst and specialty additives, PVA, food additives, specialty film, other fine chemicals and specialty chemicals
- **Electronics-Related Materials** Semiconductor-related materials, display-related materials, information and telecommunications-related materials, other electronics-related materials
- **Inorganic and Agrochemicals** Salt, molten sulphur, sulphuric acid, ammonia, fertilizers (including special fertilizers) and related materials, pesticide (including raw materials and intermediates), turf seed
- **Petrochemicals** Olefins, aromatics, methanol and other organic chemicals, synthetic fiber intermediates, other petrochemicals
- **Plastics** Polyolefins, polystyrenes, engineering plastics, thermosetting resins, plastic films/sheets, other plastics
- **EnplaNet** Web site of engineering plastics
- **Chlor Alkali** Caustic soda, chlorine derivatives (EDC, VCM), PVC and related additives (plasticizers, stabilizers, impact modifiers), other chlor (vinyl) alkalis

Broadening Display-Related Operations

The applications and markets for liquid crystal displays (LCDs) have expanded to include PC monitors, as well as television sets, mobile phones and personal digital assistants (PDAs).

In June 2000, Marubeni jointly established Glory Optics Technologies, Ltd. in Taiwan to make backlights. That company sells these crucial components for LCDs to Taiwanese display manufacturers. Marubeni is endeavoring to strengthen its presence in the fast-growth LCD industry in other ways. For example, it supplies Jilin Caijing Digital High-Tech Panels Ltd., China's first thin-film transistor (TFT) LCD producer, with such parts as glass substrates, color filters and driver integrated circuits.

Marubeni is also involved in new technologies for the diversifying flat-panel display business. It has already started handling organic electroluminescence (EL) and plasma displays, and is committed to seeking ways to contribute to the overall progress of the display industry.

Information Technology Businesses

Progress in IT has great significance for the chemicals industry. Marubeni is striving to use Internet technologies to build new businesses. EnplaNet (http://www.enplanet.com/), a value-added engineering plastics portal that Marubeni established in April 2000, expanded its functions and exhibitor range during the year to provide the chemicals industry with new services. Marubeni has applied for a new business model patent for the search engine used on this site.

Also in 2000, Marubeni invested in Chemical Mall Asia-Pacific Co., Ltd. (http://www.cm-ap.com/), and is working to create Japanese business models for entirely new operations.

Marubeni is also focusing on the use of IT for existing trading operations. It is actively constructing SCM systems, mainly for the electrical appliances and automobile sectors, thus stepping up its functions as a trading house for a new era.



Glory Optics Technologies, Ltd. in Taiwan


Chemical Mall Asia-Pacific Co., Ltd.
Announcement
Chem

Chemical Mall Asia-Pacific and EnplaNet web sites

Focusing on Biotechnology

Biotechnology fields, such as nanotechnology and clean energy, are sure to offer tremendous potential and bear fruit as 21st-century industries.

Marubeni complements its pharmaceutical intermediates business by launching or investing in new biotechnology ventures that cover areas including the functional and structural analysis of proteins and DNA chips, whose many applications include diagnostics and treatment.

In 2001, as part of it's commitment to these ventures, Marubeni established Berevno Corporation. This biotechnology research company employs Japanese and American experts who uncover new emerging technologies from universities and other research bodies. They combine these findings with Marubeni's management expertise to create new ventures and provide commercialization support. In these and other ways, Berevno is going beyond the conventional corporate framework to create a new business model.

Marubeni also aims to expand its presence in the retail health care business. To that end, it will continue to pursue new biotechnology market opportunities in the 21st century.



Model of DNA molecule

FOREST PRODUCTS & GENERAL MERCHANDISE DIVISION



Trading transactions
(Years ended March 31)
(Billions of yen)
900
720
540
360
180
0
831.8
794.3
2000
2001

Trading transactions slipped 4.5%, or ¥37.4 billion, as a result of slower domestic trading in construction materials.



Gross trading profit
(Years ended March 31)
(Billions of yen)
50
40
30
20
10
0
45.1
44.0
2000
2001

Gross trading profit fell 2.6%, or ¥1.2 billion. This stemmed from a downturn in leisure-related operations, which overshadowed increased imports of pulp.

This division focuses on general merchandise, and pulp and paper.

As well as offering a diverse range of general merchandise, the division also serves consumer markets directly through sporting and leisure goods, footwear and car accessories, ski resorts, theme parks and retailing. In rubber and construction materials, the division aims to reinforce its capabilities in manufacturing and sales. It also seeks to bring out new products and strengthen sales by reorganizing its companies.

The division has long led the pulp and paper sector through a broad reach that encompasses everything from woodchips and pulp to paper, cardboard and related products. To ensure stable supplies, the division's many companies represent all stages of production and distribution, including afforestation, pulp and paper manufacturing, and processing and sales. The division is strengthening its comprehensive capabilities so it can further expand its market share. For example, it has responded to changing distribution requirements by building an e-commerce capability. The division is also building a network to recycle paper, thus helping society better conserve valuable resources.

Main Products

- **General Merchandise** Sporting goods, office automation equipment, footwear, tires, leather and leather products, electrodes, firebricks, natural rubber, synthetic rubber, sawn timber, construction materials, plywood, cement and ready-mixed concrete
- **Pulp and Paper** Pulp, wastepaper, wood chips, paperboard, kraft paper, printing and writing paper, publication paper, newsprint paper, information processing paper

Daishowa-Marubeni International

Daishowa-Marubeni International Limited (DMI) is a Canadian joint venture established in 1969 with Daishowa Paper Mfg. Co., Ltd. Together with Weldwood of Canada Ltd., the venture established the Cariboo Pulp & Paper Co. Marubeni sells half this plant's annual output of 330,000 metric tons.

In 1992, DMI expanded by acquiring the Peace River Pulp Mill from Daishowa Canada Co., Ltd. Marubeni also sells the entire 450,000-metric-ton annual output of this mill in markets worldwide.

Both plants make environmental protection a top priority. The Cariboo plant is certified under ISO 14001, while the Peace River Pulp Mill has earned ForestCare certification. Both ISO 9001-approved plants enjoy an excellent reputation for quality among customers. DMI's sales contribute to making Marubeni one of the world's largest pulp dealers, whose sales, when combined with sales of products purchased from other suppliers, total 1.6 million metric tons annually.

Afforestation in Oceania

New Zealand Plantation Forest Company Limited (NZPF) is a joint venture established in 1997 with paper manufacturers Chuetsu Pulp & Paper Co., Ltd., Hokuetsu Paper Mills, Co., Ltd., and Marusumi Paper Mfg. Co., Ltd. NZPF grows acacia trees.

Together with such partners as Chugoku Electric Power Co., Inc.; and Shueisha Co., Ltd., Marubeni also owns Southern Plantation Forest Pty. Ltd. (SPF) in Australia, which aims to afforest 10,000 hectares with eucalyptus trees. Once grown, the trees are harvested and processed into chips for export to Japan. Afforestation operations like these have become very important, as they help conserve natural forests and reduce greenhouse gas.



Daishowa-Marubeni International Limited (DMI)



Afforestation in New Zealand

Nasu Animal Kingdom

In 1998, Marubeni opened Nasu Animal Kingdom in Tochigi Prefecture. Designed by novelist and animal lover Masanori Hata, it aims to be the world's first theme park to allow people and animals to interact in natural surroundings. At present, visitors can play with the park's more than 500 dogs, cats, horses and other animals, and can also enjoy falconry and sheepdog demonstrations by foreign experts, as well as other events and services.

Marubeni will further expand and improve the facilities to entertain as many people as possible.



Nasu Animal Kingdom

The Athlete's Foot

In 1998, Marubeni Footwear Inc. formed a partnership with The Athlete's Foot, a U.S. sports shoe retail chain store, to launch shops under that company's name in Japan. There are now 20 stores in Japan, including nine franchises.

Each outlet offers high standards of service, including expert advice on footwear. In July 2000, some stores introduced The Athlete's Foot's unique Fit Print System, to better determine the cushioning, stability, and motion-control needs of customers, and match those needs to the proper foootwear and accessories.



One of the stores in The Athlete's Foot chain

AGRI-MARINE PRODUCTS DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
1,100
880
660
440
220
0
1,073.8
1,052.8
2000
2001
Trading transactions dipped 2.0%, or ¥21.0 billion, owing to a fall in trading following a review of low-profitability domestic businesses.


Gross trading profit
(Years ended March 31)
(Billions of yen)
70
56
42
28
14
0
66.4
65.0
2000
2001
Gross trading profit was off 2.1%, or ¥1.4 billion, reflecting a downturn in feed businesses.

The Agri-Marine Products Division is involved in all aspects of the food business. It handles everything from grain, agricultural and marine products, feed and fertilizers, to processed foods and beverages. The division operates around the globe, with its focus on Japan.

Japan is a massive market, with 126 million people and a gross domestic product of $4.3 trillion. Slower population growth, lower birthrates and an aging society are swiftly making the nation's food markets more consumer-oriented.

The division is responding to these challenges by deepening its ties with retailers to move closer to consumers. It draws on the Marubeni Group's extensive domestic and international network to develop products that match consumer needs while employing information and logistics technologies to optimize distribution. The division aims to broaden its operations by heightening its presence in the food industry through such efforts, while forming alliances with leading manufacturers and expanding its processing bases in Japan and abroad.

In grain, a competitive strength, the division is improving its supply networks, particularly in North America, to stabilize supplies to serve growing demand in Japan and elsewhere in Asia.

Main Products

- **Food Materials** Wheat, rice and food cereals, soybean and other oilseeds, other materials for foods and beverages, corn as feed, feed, fertilizer, flowers
- **Foodstuffs and Beverages** Processed foods, chilled and frozen foods, beverages, liquor, marine products, livestock, fresh vegetables and fruits

Promoting a Stable Grain Supply System in North America

Marubeni owns Columbia Grain, Inc., which maintains a grain integration system in the major grain-producing states of the Pacific Northwest—Montana, Oregon, Idaho and Washington. The subsidiary exports around three million metric tons annually. It handles about 30% of annual wheat exports from the U.S. West Coast and a similar share of annual wheat exports from the United States to Japan. Marubeni also maintains a strategic alliance with United Grain Growers Limited, a leading Canadian grain handler. Marubeni sells Canadian wheat and canola in Asia. In 1999, Marubeni responded to growing concern about genetically modified foods, establishing a separate supply system for non-genetically modified organism (GMO) soybeans in a partnership with a major American grain company.

Increasing Ties with the Daiei Group

In February 2001, Marubeni acquired 5% of The Daiei, Inc., one of Japan's top retailers. In November 2000 and March 2001, Marubeni bought 20% of shares in total of The Maruetsu, Inc., the core firm of the Daiei supermarket business and a leading supermarket chain in metropolitan areas. Marubeni had previously invested in 5% of Lawson, Inc., also part of the Daiei Group, in March 2000.

Marubeni's ties with the Daiei Group date back to February 1994, when the two formed a comprehensive alliance. Since then, they have built partnerships in an array of fields. These share purchases cemented relationships with the Daiei Group, allowing Marubeni to build a SCM structure that encompasses information and logistics technologies to provide better foods and services. These direct retailing links to consumers provide Marubeni's upstream operations with valuable feedback, through which the Company can create new approaches to distribution.


Maruetsu
A supermarket in the Maruetsu chain

Joining Hands with Leading Agricultural and Marine Products Companies
In February 2001, Marubeni raised its stake in S Foods Inc., a leading meat processor, to 15%. In March, Marubeni agreed to buy 27% of Akagi Suisan Co., Ltd., a major marine products processor. Both those companies have earned superb reputations for their technological capabilities and brand clout. Marubeni will supply them with materials and help them expand sales. Also in March, Marubeni increased its holding in OM2 Network Co., Ltd., one of Japan's leading meat retailers, to 20%. Marubeni Group companies, including meat production and processing bases around the world, are using information from that company's 250-store network around Japan to develop better products. By reinforcing ties with industry leaders to expand its marine and agricultural products business, Marubeni aims to increase corporate value.


OM2 Network store

Food products from Akagi Suisan Co., Ltd.

Joint Venture with Top German Retailer
In April 2001, Marubeni concluded a basic agreement with Metro AG of Germany to form a joint venture and launch Japan's first cash-and-carry wholesaling business. Metro is a leader in German retailing and maintains about 350 cash-and-carry stores in 20 countries. Marubeni will harness the new relationship to enter the food wholesaling business for restaurants, hotels and caterers, and expand Group earnings. Marubeni also aims to further reinforce its partnership with Metro to supply that company's global sales network.


One of the stores in the Metro chain


Facilities at Columbia Grain, Inc.

TEXTILE DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
672.4
488.9
2000
2001

Slower domestic trading lowered trading transactions by 27.3%, or ¥183.5 billion.


Gross trading profit
(Years ended March 31)
(Billions of yen)
30.6
30.6
2000
2001

Despite a fall in sales, gross trading profit remained unchanged.

The Textile Division has been responding to economic globalization, the emergence of the information age and the maturity of the Japanese market. The division has now established a medium- to long-term basic policy, under which it aims to maximize access to consumer markets and become a comprehensive lifestyle business. The division focuses mainly on retailers by employing three prime strategies. The first is to expand apparel sales, the second is to build and deploy a more competitive business platform, and the third is to control risks. As part of these efforts, the division's major themes are to reinforce SCM and to involve itself in e-commerce.

To bolster SCM, the division has broadened its integrated management system, or platform, to control all processes through the Internet, from planning, design and materials sourcing to the management of overseas garment production, and overseas and local distribution. With effective use of this facility, the division operates globally to ensure that it can meet consumer needs quickly by making and providing the right products at the right time. It also acts to minimize inventories and further enhance efficiency to sharpen its competitive edge.

The division spearheaded Marubeni's involvement in knowledge management. That setup helps ensure that market, supplier and other information reaches all members of the division efficiently, and is an important tool for building a new business platform.

On the business investment front, the division is striving to complete its platform to reinforce its SCM system. Specific examples include the creation of a new distribution center in metropolitan Tokyo by Marubeni Textile Distribution Center Co., Ltd.

The division has tackled the challenges of e-commerce by beefing up its IT team, which provides back-office support for Internet operations and SCM. The division's incubation investments include two web sites. These are SelectSquare (http://www.selectsquare.com/), which supplies fashion goods, and FibreGate (http://www.fibregate.com/), which offers polyester fibers and yarns. In addition, the Marubeni-Textile web site (http://www.marubeni-textile.com/) is under construction to support the division's cotton yarn and fabrics trade.

Main Products

- **Apparel** *Garment:* Men's and women's dress, casual, sports wear and accessories
  Material: Natural and synthetic fiber, yarn, fabrics
- **Non-Apparel** Interior textile products, industrial materials, disaster rescue equipment

SelectSquare Replicating a Prime Tokyo Fashion Area on the Web

Marubeni manages SelectSquare, a virtual shopping mall, which is the first in Japan to combine access to three leading fashion houses—SHIPS, JOURNAL STANDARD and TOMORROWLAND—on the Web. Such integration allows Marubeni to offer high-value-added product information and services, which was impossible with conventional brick-and-mortar marketing. The site aims to replicate Tokyo's Meiji Street, a magnet to young fashion-conscious consumers, and is designed so visitors can not only buy but also leisurely browse through an array of entertaining contents.

SelectSquare aims to be constantly innovative and highly attractive.

Promoting a Comprehensive Management System for Uniforms

Marubeni not only sells a variety of work uniforms but also promotes a comprehensive management system that helps save costs and at the same time considerably reduces environmental impact occurring through the life cycle of uniform supply, from materials procurement to production, use and disposal.

The specific customer advantages are as follows:

1. Speedy delivery supported by vertical production within the Marubeni Group and a simplified distribution channel.
2. Use of environment-friendly materials and proposal of unique designs that reduce the need for workspace heating or cooling. This allows companies to make broad contributions to environmental protection while lowering the costs of uniform disposal.
3. A management outsourcing package for uniform users that provides stock, delivery and maintenance services. Such a setup cuts overheads and storage space, while lowering purchase costs through the use of recycled uniforms.
4. The option of uniform rentals available from its subsidiary Marubeni Mates Ltd. Fees are based on average costs, so there is no need to make lump-sum payments when replacing uniforms. Marubeni Mates' highly efficient uniform recycling approach cuts inventory and costs.

The system is based on life-cycle assessment (LCA) models for banks, municipalities and restaurants, and plays an important role in reducing waste. With concern for the environment growing, it is earning a solid reputation in the market. Marubeni plans to introduce an LCA label in the near future for further contribution to environmental protection.


SELECT SQUARE
GET YOUR FAVORITE!
SelectSquare web site


Work uniforms

Outdoor Products®—A Family Recreation Brand

Outdoor Products® is a brand of the Outdoor Recreation Group, a leading outdoor products manufacturer in Los Angeles. Its duffel bags have a No. 1 share of the U.S. market. Marubeni has taken advantage of a growing interest in outdoor pursuits and the popularity and reliability of the bags to produce other items such as apparel and sundry goods. With a growing interest in outdoor pursuits, Marubeni offers a new life-style image for consumers, focused on recreation for the family—for all ages.

Marubeni oversees the activities of all sub-licensees to promote Outdoor Products® as a total life-style casual brand that meets consumer needs.


Outdoor Products® outlet

DEVELOPMENT & CONSTRUCTION DIVISION


Trading transactions
(Years ended March 31)
(Billions of yen)
250
200
150
100
50
0
245.2
207.5
2000
2001

Trading transactions declined 15.4%, or ¥37.7 billion, mainly because of lower domestic realty sales.


Gross trading profit
(Years ended March 31)
(Billions of yen)
30
24
18
12
6
0
11.1
29.1
2000
2001

Gross trading profit leaped 161.4%, or ¥18.0 billion, as the division was free of evaluation losses charged on real estate for sale in the fiscal year ended March 31, 2000.

In its core condominium sales business, the Development & Construction Division has built a high profile for its Famille brand over the past three decades. The division recently complemented its Famille series for first-time home buyers with the upmarket Famille Grand and the Grand-Suite Tower high-rise series in such prime Tokyo districts as Ginza, Shinjuku and Omotesando, thus meeting a broad range of needs.

The division has de-emphasized mass condominium sales in favor of a focus on quality. The division harnesses Marubeni's position as a general trading house to incorporate foreign knowledge into Japanese lifestyles. The division also responds to the IT-related needs of its customers by fitting condominiums with IT equipment. Thus in this and other ways, the division demonstrates a commitment to providing high-quality housing.

The division also manages commercial facilities, such as La Fuente Daikanyama, a shopping complex that opened in December 2000. The division's scope has expanded to encompass such new areas as real estate investment funds.

Overseas, the division built the MM 2100 Industrial Estate in Indonesia and the Lima Industrial Estate in the Philippines. It has a housing development in Shanghai for local upper-middle-class residents. The division also rents buildings in the United Kingdom, Belgium, Germany and Brazil. The division will continue to draw on its accumulated expertise, focusing particularly on realty developments in Asia.

The division is also involved in leasing through Marubeni Real Estate Co., Ltd., housing sales through Marubeni Real Estate Sales Co., Ltd., and property management through Benny Estate Service Co., Ltd. (BES). The division engages in construction through Marubeni Construction Co., Ltd., and Marubeni Setzbi Corporation. It manages golf clubs through Kohei Co., Ltd., manages fitness clubs through Tipness Co., Ltd., and operates hotels through Park Lane Co., Ltd.

Main Products

◦ **Development and Construction**
Condominiums, detached houses, sporting facilities, office buildings, urban development, stores, industrial estates, factories, warehouses

Famille Square Nakano Sakaue Units Developed and Sold

Marubeni has developed and sold the units of Famille Square Nakano Sakaue. The condominium is three minutes' walk from a subway station that is just a few minutes away from Shinjuku in central Tokyo. This complex comprises 113 units on five floors. Its design evokes old New York-style hotels and features a patio filled with art pieces and greenery, as well as a large entrance hall, while each unit enjoys a constant, state-of-the-art connection to the Internet. The combination of quiet public areas and leading-edge facilities for residents has won accolades for Marubeni.

Developing and Selling Famille Tsukishima Grand-Suite Tower Units

Marubeni has started selling the 242 units of Famille Tsukishima Grand-Suite Tower, which is located one minute's walk from a subway that gives direct access to central Tokyo. The 30-story complex provides excellent views of the Tokyo skyline. The exterior was designed by internationally renowned architect Michael Graves, while Media Five Limited designed the public areas on the first and second floors. As part of the Grand-Suite Tower series, the facility has earned Marubeni an excellent reputation for giving maximum customer satisfaction by providing inner city residents with the comforts of a luxury hotel, such as a variety of services through the front desk in the lobby.



Famille Square Nakano Sakaue

La Fuente Daikanyama Fashionable Shopping Complex Opened

On December 9, 2000, Marubeni held the grand opening of La Fuente Daikanyama, a shopping complex targeted at women in Tokyo's trendy Daikanyama area. The complex, which is designed to inspire visitors and provide a sense of discovery, features 18 boutiques and 15 eating and drinking establishments that offer a calm atmosphere. La Fuente Daikanyama forms part of Marubeni's focus on managing a diverse range of properties.



Famille Tsukishima Grand-Suite Tower

Operating Bunkyo Care Station Minami Kaze Center

On April 1, 2000, BES opened Bunkyo Care Station Minami Kaze in central Tokyo. The facility is the first in a series of centers that create health care plans and offer home nursing services. Following the implementation of the Nursing Insurance Law, BES was authorized to offer home nursing services. It will harness the expertise gained through the new facility to cultivate other services for the aged, and set up operations in other localities.

This development is part of Marubeni's drive to offer comprehensive lifestyle support services that range from condominium sales to services for residents and property management through BES.

Managing Commercial Complex in Düsseldorf, Germany

Marubeni owns and manages a 56,000-square-meter commercial complex on Immermann Strasse, Düsseldorf's premier thoroughfare. The complex is a hub for Japanese business in the city. It comprises a 301-room Nikko Hotel and a shopping area. Tenants include the Japanese consulate, the Japanese Chamber of Commerce and a Mitsukoshi department store. The hotel receives mostly non-Japanese guests and has become very popular with local citizens, providing a key social center.



La Fuente Daikanyama fashion shopping complex



Bunkyo Care Station Minami Kaze



Commercial complex in Düsseldorf, Germany

FINANCE & LOGISTICS BUSINESS DIVISION

In April 2001, Marubeni established the Finance & Logistics Business Division—its 13th division—by combining its logistics, insurance and finance functions, and business solutions, to cultivate new financial and logistics opportunities.

A shift from the hardware-oriented old economy to the software- and services-focused new economy is threatening the traditional intermediary activities of trading houses. The new division is part of Marubeni's drive to transform itself in response to such developments. The division aims to go beyond trading to develop value-added services while creating a new business model to broaden its operations.

The division's mission is to cultivate alternative investment finance and business solutions, especially for SCM. It has established a consulting-based securities sales operation for individual investors and an online financial services business. The division plans to eventually expand into the securitization and investment advisory fields.

The division will build more advanced services capabilities centered on finance, logistics and insurance, while working with other divisions to fully materialize Marubeni's comprehensive strengths.

Main Products

- **Financial Products** Private equity funds, real estate funds, venture capital funds
- **Financial Services** Online financial services, consulting-based securities operations
- **Insurance Products** Credit insurance, liquidation damage insurance
- **Logistics Services** Third-party logistics (3PL), SCM, other business solutions services

Managing Corporate Acquisition Funds

In September 1997, Marubeni established APM Co., Ltd., to oversee management buyin and buyout funds. The company launched its first fund in October 1997 and its second in January 2000. It has become a leader in its business, investing in eight companies and already recouping its stake in two.

Providing E-Commerce Financial Services

Marubeni joined hands with NTT Data Corporation, The Fuji Bank, Limited, and QUOQ, Inc., to form ezFinance Co., Ltd. In April 2001, this joint venture started operations for companies engaging in or managing e-commerce. It focuses on financial services for buyers in the open market through e-promissory notes. These services deliver a highly convenient platform for customers and contribute to the healthy development for B2B e-commerce.

Entering the Securities Field

Marubeni founded Financial Planners Link Securities Co., Ltd., to specialize in consulting-based sales for individual investors. It tailors its services to customers' life plans. The company optimizes asset management through consulting based on financial plan proposals. It helps customers choose financial products based on objective information.



Financial Planners Link Securities Co., Ltd.

Forming Japanese Trade Credit Insurance Business with Allianz Group

March 2001 marked the launch of HERMES & EULER Credit Services (Japan) Ltd., a Tokyo-based joint venture with the Allianz Group, the world's largest insurance conglomerate. The new company covers sales receivables risk and offers services in setting up credit limit. The company supports corporate credit management, which is expected to become increasingly important in the years ahead.


HERMES & EULER
CREDIT SERVICES (JP) LTD

HERMES & EULER Credit Services (Japan) Ltd. logo

Business Solutions Team

Marubeni's Business Solutions Team evaluates customers' current operations to identify bottlenecks and recommend efficient improvements. The team creates systems to help improve efficiency. It also offers ASP software that allows companies to pay for actual usage and thus greatly lower their initial IT investments. The team already serves major materials companies, automakers, information equipment manufacturers and supermarkets, and plans to keep expanding its operations.



Business Solutions Team



Logistics Operations Expanded

Marubeni established the Eastern Sea Laem Chabang Terminal Co., Ltd. (ESCO), in Thailand in 1990. In calendar 2000, ESCO remained the leading terminal operator at Laem Chabang port, handling a record 540,000 20-foot-equivalent containers. Marubeni's Lima Logistics Corporation, in the Philippines, started full-fledged operations with a floor area of 30,000 square meters at the Lima Technology Center industrial estate that Marubeni helped develop, contributing significantly to the estate's activities.



Eastern Sea Laem Chabang Terminal

Business Incubation Department



Reinforcing Presence in Growth Markets

The IT revolution, globalization and an aging society have drastically transformed the operating environment for trading houses. We are witnessing the emergence of growth industries that transcend existing sectors. Progress in IT has helped close the information gap, but at the same time it is creating other kinds of gaps, both technological and geographical. We can open the windows to new business opportunities by filling these gaps.

Given these circumstances, the traditional intermediary role that trading houses have performed in the past is in decline. It is crucial at this juncture to be flexible and quick in response to the changes taking place in the industrial structure.

Marubeni established the Business Incubation Department in April 2001 to cultivate new businesses by reinforcing its involvement in growth fields. The department is identifying and entering areas that cross traditional trading-house business boundaries and building new enterprises for the future.

Key Focuses

The Business Incubation Department is concentrating primarily on such leading-edge areas as biotechnology and nanotechnology, as well as health care. The department formulates operational plans, invests in these growth markets, and develops and launches new business models for these business areas from the medium- to long-term perspective.

Business Incubation Approach

While taking advantage of Marubeni's five traditional strengths as a trading house—information, finance, risk management, logistics, and large-scale project development and organization—the department also employs the techniques of leading Western companies to fill gaps in technology and know-how in Japan. The department also strives to offer one-stop services to customers by cooperating with companies at the forefront of their business fields. Utilizing Marubeni's global network, the department also aims to create new businesses by cultivating and supporting promising venture companies holding the latest technology.

Building the Marubeni Brand

Taking full advantage of the creation of the Business Incubation Department, Marubeni will identify social needs and evolve into a new intermediary that creates customer value in order to build a brand image as a global value-creating company.

Corporate Responsibilities

Developing Marubeni's Environmental Management System (EMS)

Environmental management today has two aspects to it. One is how to manage environmental-related risks, and the other is how to take advantage of the new environmental-related business opportunities.

Marubeni has begun groupwide environmental management and, in practice, is already implementing several objectives, including environmental impact evaluations and support for EMS in major Group companies. Additionally, Marubeni practices electric power, water consumption and paper resource conservation in its daily office activities.

The Company has also been creating and entering into such environment-friendly businesses as wind power generation and polyethylene terephthalate (PET) bottle/household waste recycling to reduce impacts on the environment and to improve environmental conditions.

Marubeni's EMS has been certified under ISO 14001. In October 1998, the Company's Machinery and Chemicals groups were the first to obtain ISO 14001 certification. This was expanded to cover both the Tokyo and Osaka head offices in August 1999. Certification has been increasing continually and as of the end of March 2001 covers more than 10 corporate offices and 17 subsidiaries, both domestic and overseas, including P.T. Marubeni Indonesia and Marubeni Thailand Co., Ltd.

A key feature of Marubeni's EMS is to incorporate a unified system based on the concept of worldwide standards under single certification. We believe this kind of system corresponds well to our global business activities and will work very effectively.


LLOYD'S REGISTER QUALITY ASSURANCE
ISO 14001
UKAS
ENVIRONMENTAL MANAGEMENT
001


WORLD-WIDE CERTIFICATE OF APPROVAL

Marubeni Group
Marubeni Corporation
Tokyo Head Office : Chiyoda-ku, Tokyo
Osaka Head Office : Chuo-ku, Osaka
Japan

ISO 14001 : 1996 JIS Q 14001 : 1996

ISO 14001 certification for the Tokyo and Osaka head offices

The Marubeni Foundation

The Marubeni Foundation was launched in 1974, in line with the Company's desire to contribute to the communities in which it operates. The Foundation is authorized by Japan's former Ministry of Health and Welfare as a social welfare nonprofit charitable organization.

Since 1975, the Marubeni Foundation has donated about ¥100 million annually to social welfare bodies throughout Japan, including facilities for the disabled and the elderly. As of the end of 2000, it had made 1,355 contributions, totaling ¥2.6 billion.

The Foundation has maintained donation levels despite declining returns on its investments. To maintain stability, it has innovated many new ways to raise funds, such as through the ¥100 Club, which comprises more than 5,000 volunteers from among the board of directors and current and retired employees. It also seeks donations through about 150 Marubeni Group companies. Marubeni matches donations from the ¥100 Club and Group companies.

Initially supported entirely by Marubeni, the Marubeni Foundation now draws fully on the resources of the whole Group and its employees. The Foundation has earned an outstanding reputation as a corporate-affiliated philanthropic organization and is recognized widely in Japan for its long history and extensive activities.



Automobile donated by the Marubeni Foundation

INTERNATIONAL NETWORK

Europe

Aberdeen
Athens
Berlin
Brussels
Bucharest
Budapest
Dublin
Düsseldorf
Hamburg
Helsinki
London
Madrid
Milan
Oslo
Paris
Risley
Sofia
Stockholm
Warsaw

CIS

Almaty
Baku
Khabarovsk
Kiev
Moscow
Tashkent
Yuzhno-Sakhalinsk

China

Beijing
Changchun
Chongqing
Dalian
Guangzhou
Harbin
Hong Kong
Kunming
Nanjing
Ningbo
Qingdao
Shanghai
Shenzhen
Tianjin
Xiamen

Asia

Bandung
Bangkok
Calcutta
Chennai (Madras)
Chittagong
Colombo
Dhaka
Goa
Hanoi
Hatyai

Middle East

Abu Dhabi
Al-Khobar
Amman
Ankara
Baghdad
Doha
Dubai
Istanbul
Jeddah
Muscat
Riyadh
Sana'a
Tehran

Africa

Abidjan
Accra
Addis Ababa
Algiers
Cairo
Harare
Johannesburg
Kampala
Lagos
Lusaka
Nairobi
Tripoli

Oceania

Adelaide
Auckland
Brisbane
Melbourne
Noumea
Perth
Sydney

Overseas Corporate Subsidiaries

Marubeni America Corporation	(New York)
Marubeni Canada Ltd.	(Vancouver)
Marubeni Mexico S.A. de C.V.	(Mexico City)
Marubeni Venezuela C.A.	(Caracas)
Marubeni Brasil S.A.	(São Paulo)
Marubeni Argentina S.A.	(Buenos Aires)
Marubeni Chile Limitada	(Santiago)
Marubeni Europe P.L.C.	(London)
Marubeni Deutschland GmbH	(Düsseldorf)
Marubeni Benelux S.A.	(Brussels)
Marubeni France S.A.	(Paris)
Marubeni Italia S.p.A.	(Milan)
Marubeni Iberia S.A.	(Madrid)
Marubeni Scandinavia AB	(Stockholm)
Marubeni Nigeria Ltd.	(Lagos)
Marubeni Saudi Arabia Co., Ltd.	(Riyadh)
Marubeni Iran Co., Ltd.	(Tehran)
Marubeni India Ltd.	(New Delhi)
Marubeni Singapore Pte. Ltd.	(Singapore)
Dagangterus Sdn. Bhd.	(Kuala Lumpur)
Marubeni Thailand Co., Ltd.	(Bangkok)
P.T. Marubeni Indonesia	(Jakarta)
Marubeni Philippines Corporation	(Manila)
Marubeni China Co., Ltd.	(Shanghai)
Marubeni Hong Kong & South China Ltd.	(Hong Kong)
Marubeni Taiwan Co., Ltd.	(Taipei)
Marubeni Korea Corporation	(Seoul)
Marubeni Australia Ltd.	(Sydney)
Marubeni New Zealand Ltd.	(Auckland)



Ho Chi Minh City
Islamabad
Jakarta
Kaohsiung
Karachi
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Pusan
Seoul
Sibu
Singapore
Surabaya
Taipei
Ulan Bator
Vientiane
Yangon

North America

Atlanta
Boston
Calgary
Chicago
Detroit
Houston
Los Angeles
Nashville
New York
○ Omaha
Pittsburgh
Portland
San Francisco
Seattle
Toronto
Vancouver
Washington, D.C.

Central and South America

Bogotá
Buenos Aires
Caracas
Lima
Mexico City
Rio de Janeiro
Salvador
San José
Santiago
São Paulo

○ Newly opened office

MAJOR SUBSIDIARIES AND AFFILIATES

IT BUSINESS

Asahi Satellite Broadcasting Ltd.
Satellite broadcaster utilizing digital HDTV and interactive data broadcasting
Computer Wave Inc.
Wholesale of PC software
CyberLogistics Corporation
Third-party logistics (3PL) and application service provider (ASP) for ERP and other B2B IT systems
CyberSource KK
e-commerce transaction and back office services for Internet sites
Global Access Limited
Providing international/domestic combined bandwidth via own fiber-optic cable
Hewlett-Packard Solutions Delivery, Ltd.
Integration, consultation and other related services for information systems
Japan Cable Net Ltd.
CATV and telecommunications operation, and management of CATV operators
Kanto Electronics Corporation (Marubeni Infotec Corporation as of October 1, 2001)
Wholesale of PCs and peripheral equipment, semiconductors and electronics components
Koala Television Co., Ltd.
CATV services in Matsudo and Nagareyama, Chiba, Japan
Logitec Corporation
Development, manufacturing and sales of peripheral equipment for PCs
M3 Entertainment Corporation
Production and publishing of multimedia software
Marubeni Direct Corporation
Direct marketing-reseller (via Internet and/or direct mail) of PC-related products
Marubeni Information Systems Co., Ltd.
Operation and development of information and communication systems
Marubeni Network Systems Corporation
Engineering, construction and maintenance of telecommunications and IP network
Marubeni Solutions Corporation
Sales of computers, network products, semiconductor-related products etc., and SI
Marubeni Telecom Co., Ltd.
Sales of telecommunications services and equipment, IT solutions and mobile contents
Marubeni Telemarketing Corporation
Provider of a range of customer support solutions via multimedia call center facilities
Marunouchi Direct Access Ltd.
Area local exchange carrier, providing last-mile solution to supply dark fiber in Marunouchi
Media Vision Inc.
Development, marketing, and sales of PC/Internet software
Meditec Corporation
Import, export, sales and maintenance of medical equipment, apparatus and accessories
Mighty Card Corporation
Development and sales of the contactless IC tag and related systems, etc.
Mystery Channel Inc.
Broadcast of *Mystery Channel* on satellite broadcasting and CATV
Nasca Corporation
Sales and rental of prepaid card system for *pachinko* games
Nexion Corporation
Digital contents production, distribution for broadcasters and consumers
Sofmap Co., Ltd.
Retail of digital products, such as PCs and software
Town Television Minami-Yokohama Co., Ltd.
Domestic interactive CATV operations
Town Television Narashino Co., Ltd.
Domestic interactive CATV operations
Marubeni Solutions USA Corporation [U.S.A.]
Marketing and sales of advanced electronic equipment/devices
Vectant, Inc. [U.S.A.]
Providing advanced overall data network and e-commerce solutions
Marubeni Network Systems (Europe) B.V. [Netherlands]
Sales and engineering of telecom systems mainly in Europe and Africa
Marpless Communication Technologies (Pty.) Ltd. [South Africa]
Sales and engineering of telecommunications equipment
P.T. Marulindo Karya Nusa [Indonesia]
Construction and contract execution for telecommunications project in Indonesia
LCA Holding Pty Ltd. [Australia]
Sales of Iwasaki lamps, lighting equipment and fixtures

UTILITY & INFRASTRUCTURE

Hamanasu Wind Power Corporation
IPP of Shimamaki Wind Farm, Hokkaido
Marubeni Power Systems Corporation
Engineering, procurement and construction services, and IPP services including M&A in overseas market
Marubeni Vivendi Environment Corporation
Development of ESCO business
Mibugawa Power Company
Operation and management of Mibugawa Hydro Power Station
Transport Systems Engineering Co., Ltd.
Planning and development of transport systems
Marubeni Power International Inc. [U.S.A]
Marketing and development of power projects in Central and South America
Marubeni Power Ventures, Inc. [U.S.A.]
Holding company of international power projects
Marubeni Miravalles Investment Limited [Cayman Islands]
Investment in IPP in Costa Rica
Marubeni Termovalle Investment Ltd. [Cayman Islands]
Investment in IPP in Columbia
Aquasistema Salina Cruz S.A. de C.V. [Mexico]
BOT water recycling and desalination project for PEMEX
Marubeni Power Holding B.V. [Netherlands]
Investment in a power project in Tunisia
Marubeni Europower Ltd. [U.K.]
Execution, marketing, development and investment for power projects in Europe
Uni-Mar Enerji Yatirimlari A.S. [Turkey]
IPP in Turkey
PPN Power Generating Company Limited [India]
IPP in India
P.T. Matlamat Cakera Canggih [Indonesia]
Marketing, development, contracting and execution for power project in Indonesia
Marubeni Energy Services Corporation [Philippines]
Operation and maintenance of Mindanao Geothermal Power Plant units 1 and 2
Marubeni Mindanao Power Holdings Corporation [Philippines]
Holding company of geothermal power project in the Philippines
Marubeni Pacific Energy Holdings Corporation [Philippines]
Holding company of geothermal power project in the Philippines
San Roque Power Corporation [Philippines]
IPP of San Roque Multipurpose Dam Project
Ever Power IPP Company Ltd. [Taiwan]
IPP in Taiwan
Eastern Power and Electric Company Limited [Thailand]
IPP in Thailand
Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd. [China]
BOT water supply project, for Chengdu Municipal Government, Sichuan Province
Marubeni Asian Power Ltd. [China]
Marketing and development of power projects
Millmerran Power Partners [Australia]
Investment in IPP for merchant operation

PLANT & SHIP

Japan Indonesia Petrochemical Investment Corporation
Investment and related services for Chandra Asri Project
KAFCO Japan Investment Co., Ltd.
Investment and related services for Karnaphuri Fertilizer Co., Ltd.
Koyo Line Ltd.
Ship management, brokerage and trade of ship equipment and others
Marubeni Energy and Chemical Project Corporation
Overseas trade, domestic sales and investment for the following:
- energy-related plants
- petrochemical and chemical plants
- pollution control and environmental protection facilities, IT for industrial use, etc.

Marubeni Protechs Corporation
Export, transport and installation of equipment and machines, plant construction and overseas development assistance for cement, pulp and paper, nonferrous metals, sugar, plywood and steel plants
Marubeni Tekmatex Corporation
Import and domestic sales of textile machinery
Sumatra Pulp Corporation
Investment and consulting services for Musi Pulp Project
MARCOP Inc. [U.S.A.]
Production and sales of pulverized coal to USS Gary works
Marubeni Plant Contractor Inc. [U.S.A.]
Civil work and installation of plants
MCP Iron Oxide, Inc. [U.S.A.]
Investment for American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide
Swift Spinning Mills Inc. [U.S.A.]
Production of cotton yarns
Compania de Nitrogeno de Cantarell S.A. de C.V. [Mexico]
Production and supply of nitrogen for PEMEX

Compania de Servicios de Compresion de Campeche, S.A. de C.V. [Mexico]
Compression of associated gas for PEP at Cantarell oil field
Tekmatex Europe S.A. [France]
Sales and service of textile machinery
MC-Komori Currency Press Ltd. [U.K.]
Sales and marketing of security and banknote printing press and ancillary equipment manufactured and supplied by Komori Corporation
Royal Maritime Corporation [Liberia]
Ship leasing, finance and ship owning
PT. Chandra Asri [Indonesia]
Manufacture and sales of petrochemical products
PT. Tanjungenim Lestari Pulp & Paper [Indonesia]
Production and sales of bleached kraft pulp
JG Summit Petrochemical Corporation [Philippines]
Manufacturing and sales of polypropylene and polyethylene
Marubeni Tekmatex (Thailand) Co., Ltd. [Thailand]
Sales and service of textile machinery

TRANSPORTATION & INDUSTRIAL MACHINERY

Ecomanage Corporation
Development and investment in waste treatment business
Komatsu Ace Rental KK
Leasing and rental of Komatsu construction equipment
Marubeni Aerospace Corporation
Sales, export, import, lease of aircraft, engines, onboard equipment and parts
Marubeni Auto Sales Corporation
Import and export of automobiles and parts
Marubeni C.A.M. Corporation
Export and import of construction, mining and agricultural machinery
Marubeni Construction Machinery Sales, Inc.
Sales of construction and mining equipment
Marubeni Machinery Co., Ltd.
Sales and distribution of printing machinery and industrial machinery
Marubeni Techno-Systems Corporation
Sales of production machinery relating to media, food, beverage, packaging and building equipment
NK Lease Co., Ltd.
Leasing and rental of Komatsu construction equipment
Shinnihon Reiki Co., Ltd.
Manufacture of water cooling towers
Kubota Canada Ltd. [Canada]
Sales and service of Kubota agricultural machinery
Bi-County Saturn LLC [U.S.A.]
Saturn dealer
Long Island Automotive Group, Inc. [U.S.A.]
Car dealer for Volvo, Land Rover and Saturn brands
Marubeni Auto & Construction Machinery (America), Inc. [U.S.A.]
Sales, import and export of automobiles and construction machinery, and investment
Marubeni Citizen-Cincom Inc. [U.S.A.]
Sales of Citizen machine tools
Marubeni Disc Systems, Inc. [U.S.A.]
Sales of machinery for optical disc, CD and DVD
Marubeni Engine & Power Corporation [U.S.A.]
Sales of Nissan Tohatsu marine engines
Mitchell Distributing Company [U.S.A.]
Sales and service of construction machinery
Nissan Diesel America, Inc. [U.S.A.]
Sales and service of UD trucks
Trax Inc. [U.S.A.]
Sales and service of construction machinery
Unipres U.S.A. Inc. [U.S.A.]
Sales and manufacture of automotive body panels
Marubeni Aviation Services Ltd. [Cayman Islands]
Investment in aircraft engines and leasing of aircraft
Nissan Marubeni Ltda. [Chile]
Sales of Nissan vehicles and trucks
Unipres Mexicana S.A. de C.V. [Mexico]
Sales and manufacture of automotive body panels
N.V. Marubeni Auto and Construction Machinery (Europe) S.A. [Belgium]
Sales, import and export of automobiles and construction machinery, and investment
N.V. Nissan Belgium S.A. [Belgium]
Import, distribution and service of Nissan vehicles and parts
Kubota Europe S.A. [France]
Sales and service of Kubota agricultural machinery
Kubota (Deutschland) GmbH [Germany]
Sales and service of Kubota agricultural machinery
Marubeni Auto Deutschland GmbH [Germany]
Car dealer for Nissan, Mitsubishi and Fiat brands
Nissan Norge AS [Norway]
Import, distribution and service of Nissan vehicles, Nissan Diesel trucks and parts
Nissan Poland Ltd. [Poland]
Import, distribution and service of Nissan vehicles and parts
Nissan Sverige AB [Sweden]
Import, distribution and service of Nissan vehicles and parts
Kubota (U.K.) Ltd. [U.K.]
Sales and service of Kubota agricultural machinery
Marubeni-Komatsu Ltd. [U.K.]
Import, sales and service of construction machinery
Ogihara Europe Ltd. [U.K.]
Sales and manufacture of automotive body panels
Marubeni Auto (Russia) Co., Ltd. [Russia]
Nissan distributor
Toyota Ghana Company Limited [Ghana]
Import and distribution of Toyota vehicles
P.T. Astra Multi Finance [Indonesia]
Consumer financing of Nissan Diesel and Isuzu vehicles
Nissan Diesel (Thailand) Co., Ltd. [Thailand]
Distributor for Nissan Diesel trucks
The Siam Kubota Industry Co., Ltd. [Thailand]
Manufacturing and sales of Kubota engines and agricultural machinery
Hitachi Construction Machinery (Australia) Pty. Ltd. [Australia]
Sales and service of construction machinery
Kubota Tractor (Australia) Pty. Ltd. [Australia]
Sales and service of Kubota agricultural machinery
UD Truck (Oceania) Pty. Ltd. [Australia]
Import and distribution of Nissan Diesel trucks

ENERGY

D.M. Gas Station, Inc.
Sales of petroleum products
Marubeni Energy Corporation
Sales of petroleum products and LPG
Marubeni Ennex Corporation
Oil terminals
Marubeni Utility Services, Ltd.
Sales of nuclear power plant related components and services
Qatar LNG Investment Co., Ltd.
Natural gas development
Qatar LNG Service Agency Co., Ltd.
LNG importing services
Toh-hoku Sekiyugas Co., Ltd.
Sales of petroleum products and LPG
Energy U.S.A. Inc. [U.S.A.]
Nuclear energy related business
MIECO Inc. [U.S.A.]
Petroleum and power trading
Marubeni LNG International B.V. [Netherlands]
Investment in LNG project
MQL International B.V. [Netherlands]
Investment in LNG project
Marubeni Oil & Gas (U.K.) Ltd. [U.K.]
Oil and gas development and production
Marubeni International Petroleum (Singapore) Pte. Ltd. [Singapore]
Petroleum trading
Ravva Oil (Singapore) Pte. Ltd. [Singapore]
Oil and gas development and production
Shenzhen Sino-Benny LPG Co., Ltd. [China]
Import and sales of LPG
Marubeni Thermal Coal Pty. Ltd. [Australia]
Development and sales of coal

METALS & MINERAL RESOURCES

Marubeni Metals Corporation
Sales of nonferrous and light metal products
Marubeni Tetsugen Co., Ltd.
Sales of raw materials for steelmaking, ferro alloy, coal and petroleum coke
Marubeni Caja Investment Limited [Cayman Islands]
Investing in Refineria de Cajamarquilla S.A.
Marubeni LP HOLDING B.V. [Netherlands]
Investing in Los Pelambres copper mine in Chile
Toyo-Memory Technology Sdn. Bhd. [Malaysia]
Manufacture of nickel phosphorous substrate
Marubeni Aluminium Australia Pty. Ltd. [Australia]
Sales of aluminum ingots and investment in aluminum business
Marubeni Coal Pty. Ltd. [Australia]
Investment in coal business

IRON & STEEL

Amatei Incorporated
Manufacture of standard and specialty nails
Marubeni Construction Material Lease Co., Ltd.
Leasing and sales of temporary construction materials
Marubeni Special Steel Co.
Processing and sales of stainless steel, specialty steel and wire products
Marubeni Steel Structural Materials Inc.
Sales of steel structural materials
Marubeni Steel Trade Corp.
Sales of steel sheet
Ohtsuka Steel Trading Co., Ltd.
Sales of steel plates and other construction materials

Sanyo Co., Ltd.
Sales of steel pipes and couplings
Tomiyasu & Co., Ltd.
Sales of tinplate and steel sheet
Toyo Tekko Co., Ltd.
Slitting and processing of steel sheet
Yamatogawa Co., Ltd.
Sales of cast-iron and steel pipes, and water-pipe installation
Marubeni Steel Processing, Inc. [U.S.A.]
Processing of steel coil and sheet
Marubeni Tubulars, Inc. [U.S.A.]
Sales of steel tubular products
P.T. Marubeni Steel Processing Indonesia [Indonesia]
Processing of steel sheet and plates
Yung Kong Galvanizing Industries Berhad [Malaysia]
Manufacture of galvanized steel sheet
Marubeni Steel Processing (Thailand) Co., Ltd. [Thailand]
Processing of steel sheet and plates
Thai Coated Steel Sheet Co., Ltd. [Thailand]
Manufacture and sales of electrogalvanized steel sheet
Thai Cold Rolled Steel Sheet Public Co., Ltd. [Thailand]
Manufacture of cold-rolled steel sheet
Shanghai Rihong Steel Sheet Processing Co., Ltd. [China]
Processing of steel sheet and plates
Total Steel of Australia Pty. Ltd. [Australia]
Sales of steel products

CHEMICALS

Ain Medical Systems Inc.
Pharmacy operation in Kanto area
Ain Pharmaciez Inc.
Pharmacy operation
Eco Sheet Sapporo Corporation
Sheeting of recycled PET resin
Marubeni Agrotech Corporation
Sales of agrochemicals and related materials
Marubeni Chemix Corporation
Domestic sales and foreign trade of organic chemicals and specialty chemicals
Marubeni Plax Corporation
Sales of plastic products and resin
M-I Chemicals Co., Ltd.
Manufacture and sales of PVC compounds
Mizushima Paraxylene Co., Ltd.
Production and sales of paraxylene
Polytech Incorporated
Sheeting of recycled PET resin
Shinko Chemical Terminal Co., Ltd.
Manufacture, sales, transportation and storage of chemical products
ATC Inc. [U.S.A.]
Manufacture and sales of polypropylene compounds
Diamond Polymers Inc. [U.S.A.]
Manufacture and sales of ABS compounds
Helena Chemical Company [U.S.A.]
Distribution of agrochemicals, fertilizer and seeds
Marubeni Specialty Chemicals Inc. [U.S.A.]
Sales of specialty chemicals
Agrovista France S.A.S. [France]
Holding company of agrochemicals and home and garden products distribution companies in France
Marubeni Specialty Chemicals (Europe) GmbH [Germany]
Sales of specialty chemicals
Italpet Preforme S.p.A. [Italy]
Manufacture of PET resin and preforms
AGROVISTA B.V. [Netherlands]
Holding company of agrochemicals distribution companies in the U.K. and the Netherlands
Birkby's Plastics Limited [U.K.]
Manufacture and sales of plastic products
ZAO FUJIFILM RU [Russia]
Sales of photosensitive materials and products
Image Ukraine CJSC [Ukraine]
Sales of photosensitive materials and products
P.T. Emblem Asia [Indonesia]
Manufacture and sales of biaxially oriented nylon film
P.T. Fukusuke Kogyo [Indonesia]
Manufacture and sales of PE films
Agricultural Chemicals (Malaysia) Sdn. Bhd. [Malaysia]
Formulation and sales of agrochemicals
Marubeni Chemical Asia Pacific Pte. Ltd. [Singapore]
Import/export/ITC of organic and specialty chemicals
Glory Optics Technologies, Ltd. [Taiwan]
Production and sales of backlight for TFT LCD
Kaofu Chemical Corporation [Taiwan]
Manufacture and sales of polystyrene and related resin
Beijing Asahi Glass Electronics Co., Ltd. [China]
Manufacture and sales of multiform and frit glass
Nantong Wanhong Agrochemical Co., Ltd. [China]
Formulation and sales of agrochemicals
Polyglory (Hong Kong) Ltd. [China]
Holding company of Polyglory (Dongguan) Plastic Ltd.
Shanghai Asahi Electronic Glass Co., Ltd. [China]
Manufacture and sales of glass bulbs for CRT
Wuxi Zhenyu Chemical Co., Ltd. [China]
Production and sales of sulphuric acid, SOP and hydrochloric acid
Dampier Salt Ltd. [Australia]
Production and sales of salt

FOREST PRODUCTS & GENERAL MERCHANDISE

Fukuyama Paper Co., Ltd.
Manufacture of corrugating medium and paper tube materials
Koa Kogyo Co., Ltd.
Manufacture of corrugating medium, containerboard and printing paper
Marubeni Building Materials Co., Ltd.
Wholesale of wood products and construction materials
Marubeni Cement & Construction Materials Co., Ltd.
Wholesale of cement and construction materials
Marubeni CLS Corporation
Sales of synthetic leather
Marubeni Footwear Inc.
Export, import and wholesale of footwear
Marubeni Lumber Co., Ltd.
Sawmilling and wholesale of logs and lumber
Marubeni Office Supply Co., Ltd.
Conversion and sales of information processing paper
Marubeni Paper & Pulp Logistics Co., Ltd.
Integrated logistic management of imported and domestic paper and pulp products
Marubeni Pulp & Paper Sales Co., Ltd.
Wholesale of all types of paper
Marusumi Paper Co., Ltd.
Manufacture of printing paper
Precision Japan Ltd.
Sales of golf products and materials
Daishowa-Marubeni International Limited [Canada]
Manufacture and sales of bleached kraft pulp
Marubeni Business Machines (America), Inc. [U.S.A.]
Sales of copying machines and other office equipment to Central and South America
Pan Pacific Fiber, Inc. [U.S.A.]
Wastepaper collection
Marubeni Pulp & Paper Sales Europe GmbH [Germany]
Sales of thermal paper
Yokohama Reifen GmbH [Germany]
Sales of Yokohama Tires
Marubeni International Commodities (Singapore) Pte. Ltd. [Singapore]
Sales of natural rubber and related products
Unimac Rubber Company Ltd. [Thailand]
Production and sales of natural rubber
Southern Plantation Forest Pty. Ltd. [Australia]
Hardwood plantation, chip production and sales activities
WA Plantation Resources Pty. Ltd. [Australia]
Plantation and woodchip export

AGRI-MARINE PRODUCTS

Akagi Suisan Co., Ltd.
Processing and wholesale of marine products
Beni Frozen Corporation
Wholesale of frozen foods
Benirei Corporation
Refrigerated warehousing and wholesale of marine products
Central Japan Grain Terminal Co., Ltd.
Grain warehousing, stevedoring and transportation operations
Dairy Queen Japan Co., Ltd.
Management of Dairy Queen stores and Dessert Café stores, and sales of franchise
Flore 21 Co., Ltd.
Wholesale of flowers and related products
Katakura Chikkarin Co., Ltd.
Manufacture of fertilizer, and marketing of LPG and feed
Marubeni Chikusan Corporation
Marketing of livestock, meats and processed products
Marubeni Egg Corporation
Production and sales of eggs
Marubeni Foods Corporation
Wholesale of coffee, tea, alcoholic beverages and foodstuffs
Marubeni Shiryo Co., Ltd.
Manufacture of compound feed
Marukoh Fisheries Co., Ltd.
Wholesale of domestic and imported tuna
Melitta Japan Ltd.
Coffee equipment trading
Nacx Nakamura Corporation
Wholesale, transportation and processing of frozen foods, and refrigerated warehousing
Nikko Oil Mills Co., Ltd.
Crushing and refining of oilseeds
Nissan-Marubeni Shoji Co., Ltd.
Wholesale of fertilizer, agrochemicals, foodstuffs and meat products
Okumoto Flour Milling Co., Ltd.
Flour milling
OM2 Network Co., Ltd.
Meat store chain
Pacific Grain Terminal Ltd.
Grain warehousing, stevedoring and transportation
Rice World Co., Ltd.
Sales of rice for domestic market

Seiwa Shokuhin Co., Ltd.
Wholesale of frozen foods
S Foods Inc.
Meat processing and sales
Shinshindo Baking Co., Ltd.
Manufacture of bakery products
Stork Corporation
Catering services
Sunmari Co., Ltd.
Food supermarket
Ten Corporation
Management of "Ten-Don" fast-food chain
The Maruetsu, Inc.
Supermarket chain
Tokyo Allied Coffee Roasters Co., Ltd.
Manufacture and wholesale of roasted coffee
Tokyo Flour Milling Co., Ltd.
Flour milling
Toyo Sugar Refining Co., Ltd.
Sugar refining
Yamaboshiya Co., Ltd.
Wholesale of confectionery
Columbia Grain, Inc. [U.S.A.]
Grain warehousing and transportation operations
Columbia Grain International, Inc. [U.S.A.]
Grain trading
Fremont Beef Company [U.S.A.]
Meat processing
North Pacific Processors, Inc. [U.S.A.]
Processing and canning of frozen seafood
Wyoming Premium Farm LLC. [U.S.A.]
Piggery
Viñas Argentinas S.A. [Argentine]
Production of wine and must
Cia. Iguaçu de Café Solúvel [Brazil]
Production of instant coffee
Paris Foods S.A.S. [France]
Export of European food products to Japan
Heartland International Co., Ltd. [Taiwan]
Grain trading
Dalian Marubeni Cereal Foods Co., Ltd. [China]
Manufacture and sales of flour and processed foods
Great Wall Food (Dalian) Co., Ltd. [China]
Broiler farming and processing
Shanghai Shuang Hong Bakery Co., Ltd. [China]
Manufacture of Japanese-style bakery products
Tianjin Ronghong Sales & Distribution Co., Ltd. [China]
Wholesale of foodstuffs
Weifang Meicheng Broiler Co., Ltd. [China]
Broiler farming and processing
Rangers Valley Cattle Station Pty. Ltd. [Australia]
Feedlot operation

TEXTILE

Benny Toyama Corporation
Manufacture of fishing nets and warp-knit products
Kyoto Marubeni Co., Ltd.
Wholesale of Japanese kimonos and related products
Marubeni Fashion Link, Ltd.
Marketing and sales of fabric, apparel and sportswear
Marubeni Fashion Planning Corp.
Consulting on fashion merchandising, planning, design and research
Marubeni Intex Co., Ltd.
Wholesale of industrial and interior textiles, ready-made goods and materials
Marubeni Tex Co., Ltd.
Wholesale of textile piece goods, knitting yarn and textile ready-made goods
Marubeni Textile Distribution Center Co., Ltd.
Warehousing, sorting and distribution of textile ready-made goods
Panther Co., Ltd.
Manufacture and wholesale of men's apparel
P.T. Argo Beni Manunggal [Indonesia]
Dyeing and finishing of knitted fabrics
P.T. Dharma Maruwa Garment Industry [Indonesia]
Manufacture of knitted shirts
Dusit Textile Co., Ltd. [Thailand]
Spinning and weaving of cotton and polyester/cotton fabrics
Erawan Textile Co., Ltd. [Thailand]
Spinning and weaving of cotton and polyester/cotton fabrics
Thai Textile Development & Finishing Co., Ltd. [Thailand]
Dyeing, printing and finishing of medium- to heavy-weight fabrics
Tokai Dyeing Co., (Thailand) Ltd. [Thailand]
Dyeing, printing and finishing of cotton and synthetic fabrics
Marubeni Textile Asia Ltd. [China]
Textile materials trade
Passport Fashion Company Limited [China]
Production and quality control of apparel made up overseas
Shanghai Xin Hong Textile Co., Ltd. [China]
Spinning and selling of synthetic yarn

DEVELOPMENT & CONSTRUCTION

Benny Estate Service Co., Ltd.
Property management of condominiums, buildings and commercial complexes
Fuyo Kanko Co., Ltd.
Operation of Fuyo Country Club golf club
Kohei Co., Ltd.
Operation of four golf clubs
Koshigaya Community Plaza Co., Ltd.
Development and leasing for commercial complex
Marubeni Construction Co., Ltd.
Civil engineering and construction
Marubeni Real Estate Co., Ltd.
Development and leasing of real estate
Marubeni Real Estate Sales Co., Ltd.
Sales and marketing of real estate, supervision of construction
Marubeni Setzbi Corporation
Engineering and construction of air-conditioning systems, facilities and snow machines
Park Lane Co., Ltd.
Operation of Hotel Park Lane Tsurumi and Nishikasai
Tipness Co., Ltd.
Operation of sports club and facilities
Marubeni Brasil Representações e Participações Ltda. [Brazil]
Leasing of office building in São Paulo
Marubeni Benelux Development S.A. [Belgium]
Leasing of office building and interior finishing work for office in Brussels
Deutsch-Japanisches Center GmbH [Germany]
Leasing of office building and hotel operation in Düsseldorf
Marubeni Properties UK Limited [U.K.]
Leasing of office building in City of London
P.T. Megalopolis Manunggal Industrial Development [Indonesia]
Development, sales and operation of industrial estate in Bekasi, Indonesia
P.T. Mekanusa Cipta and four companies [Indonesia]
Housing development in Cibubur, Indonesia
Sin Heap Lee-Marubeni Sdn. Bhd. [Malaysia]
Development and sales of housing in suburb of Kuala Lumpur and operation of golf course
Lima Land, Inc. [Philippines]
Development and sales of industrial estate in Batangas State in the Philippines
Shanghai House Property Development Co., Ltd. [China]
Development of a housing estate for local residents in Shanghai
Shanghai International Realty Co., Ltd. [China]
Leasing of housing for expatriates in Shanghai

FINANCE & LOGISTICS BUSINESS

ezFinance Co., Ltd.
Financial services for e-commerce
Financial Planners Link Sec.
Sales of securities and finance consulting
HERMES & EULER Credit Services (Japan) Ltd.
Credit insurance agency
Marnix Corp.
Insurance broker
Marubeni Document Systems Inc.
Preparation of shipping documentation
Marubeni General Leasing Corporation
Lease and sales of plants, machinery and equipment
Marubeni Logistics Corp.
Warehousing and total logistics services
Marubeni Safenet Co., Ltd.
Insurance agency
World Gateway, Inc.
Bolero Agency, LT provider
Marubeni Transport Service Corp. [U.S.A.]
Total logistics services
Marnix Europe Ltd. [U.K.]
Insurance broker
Marubeni International Finance p.l.c. [U.K.]
Financial services and investment
Lima Logistics Corporation [Philippines]
Warehousing and operation of inland container depot
Eastern Sea Laem Chabang Terminal Co., Ltd. [Thailand]
Container terminal operation
Thai Logistics Service Co., Ltd. [Thailand]
Customs clearance and distribution
Shanghai Wai-hong International Logistics Co., Ltd. [China]
Warehousing and total logistics services

OTHERS

Marubeni Management Resources Corporation
Management services and consulting
Marubeni Personnel Support Co., Ltd.
Temporary placement agency

(As of July 1, 2001)

DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS



From left: Iwao Toriumi, Tohru Tsuji, Katsuo Koh

Chairman, Executive Director

Iwao Toriumi

President and CEO, Director

Tohru Tsuji

Executive Vice President, Director

Katsuo Koh
CIO; Executive Corporate Officer, Information Strategy Dept.; Member of Corporate Management Committee, Advisor to the President for Iron & Steel Div., Agri-Marine Products Div. and Finance & Logistics Business Div.

Senior Vice Presidents, Directors

Yuichi Ishimaru
Executive Corporate Officer, Corporate Strategies Dept.; Member of Corporate Management Committee, Advisor to the President for Plant & Ship Div. and Business Incubation Dept.

Kenichi Nishida
Member of Corporate Management Committee, Advisor to the President for Textile Div. and Development & Construction Div.

Inoshin Kitamura
Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Member of Corporate Management Committee

Nobuo Katsumata
Executive Corporate Officer, Human Resources Dept., Corporate Planning & Coordination Dept. and Subsidiaries & Affiliates Management Dept.; Member of Corporate Management Committee, Advisor to the President for Forest Products & General Merchandise Div.

Shigeki Kuwahara
Member of Corporate Management Committee, Advisor to the President for Energy Div., Metals & Mineral Resources Div. and Chemicals Div.

Corporate Vice Presidents, Directors

Hirohiko Kubo
General Manager for Europe & Africa; Managing Director, Marubeni Europe P.L.C.

Takeyoshi Watanabe
Chief Representative in Indonesia; President, P.T. Marubeni Indonesia

Kazuhiro Owaki
Member of Corporate Management Committee, Advisor to the President for IT Business Div. and Transportation & Industrial Machinery Div.

Kazuhiko Sakamoto
Executive Corporate Officer, Corporate Communications Dept., Corporate Accounting Dept. and Finance Dept.; Member of Corporate Management Committee, Advisor to the President for Utility & Infrastructure Div.

Noritsugu Watanabe
General Manager for North America & Central America; President & Chief Executive Officer, Marubeni America Corporation; Chairman, Marubeni Canada Ltd.; Chairman, Marubeni Mexico S.A. de C.V.

Hidekatsu Yamamoto
General Manager for China; President, Marubeni China Co., Ltd.; General Manager, Beijing Office

Toshio Nakagawa
Chief Operating Officer, Chemicals Div.

Seinosuke Okazaki
Assistant Advisor to the President for Iron & Steel Div.

Yuji Kato
Chief Operating Officer, Energy Div.

Directors

Chiaki Takahata
General Manager, Nagoya Branch

Tamio Suzuki
Chief Operating Officer, Development & Construction Div.

Akira Matsuda
Chief Operating Officer, Plant & Ship Div.

Kiyoshi Yoshimitsu
Chief Operating Officer, Utility & Infrastructure Div.

Kazuhiko Nishizawa
Chief Operating Officer, Iron & Steel Div.

Makoto Isogai
Chief Operating Officer, Forest Products & General Merchandise Div.

Kazuo Ogawa
Chief Operating Officer, Finance & Logistics Business Div.; Executive Corporate Officer, Business Incubation Dept.

Yasutaka Emori
Chief Operating Officer, Transportation & Industrial Machinery Div.

Sadashi Iida
Chief Operating Officer, IT Business Div.

Masakatsu Takita
Chief Operating Officer, Textile Div.

Tomoyuki Nakayama
Chief Operating Officer, Agri-Marine Products Div.

Tadatsugu Nakajima
Chief Operating Officer, Metals & Mineral Resources Div.

Corporate Auditors

Yasuo Ota

Takao Mizuno

Hiroaki Shinoda

Tatechika Umeda

Senior Executive Officer

Hidemi Kawai
Senior Corporate Officer, Risk Management Div. and Corporate Strategies Dept.

Executive Officers

Ko Mori
President, Marubeni Thailand Co., Ltd.; General Manager, Bangkok Branch

Shinichi Saito
General Manager, Finance Dept.

Shuzo Yamada
Senior Operating Officer & CIO, Agri-Marine Products Div.

Shuichi Morizane
General Manager, Corporate Planning & Coordination Dept.

Makoto Itoh
Senior Operating Officer & CIO, Energy Div.

Susumu Watanabe
General Manager, Corporate Accounting Dept.

Kazuoki Matsushita
Senior Operating Officer & CIO, Forest Products & General Merchandise Div.

Fumio Uehara
Senior Operating Officer & CIO, IT Business Div.

(As of June 27, 2001)

ORGANIZATION



General Meeting of Shareholders
Board of Directors
Corporate Auditors
Board of Corporate Auditors
President
Corporate Management Committee
Committee of Chief Operating Officers
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications Dept.
Corporate Planning & Coordination Dept.
Subsidiaries & Affiliates Management Dept.
Corporate Strategies Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Finance Dept.
Risk Management Div.
Risk Management Dept.
Legal Dept.
Osaka Administration Dept.
IT Business Div.
Utility & Infrastructure Div.
Plant & Ship Div.
Transportation & Industrial Machinery Div.
Energy Div.
Metals & Mineral Resources Div.
Iron & Steel Div.
Chemicals Div.
Forest Products & General Merchandise Div.
Agri-Marine Products Div.
Textile Div.
Development & Construction Div.
Finance & Logistics Business Div.
Business Incubation Dept.
Domestic Branches & Offices
Overseas Branches & Offices

(As of April 1, 2001)

Contents

SIX-YEAR SUMMARY

Marubeni Corporation
Years ended March 31, 2001, 2000, 1999, 1998, 1997 and 1996

	Millions of yen						Thousands of U.S. dollars
	2001	2000	1999	1998	1997	1996	**2001**
For the year:							
Trading transactions:							
Domestic	**¥ 3,754,652**	¥ 4,571,183	¥ 5,183,131	¥ 5,931,831	¥ 6,604,469	¥ 6,967,511	**$30,279,452**
Export	**1,184,653**	1,250,165	2,163,734	2,535,228	2,190,089	1,976,749	**9,553,653**
Import	**1,760,793**	1,425,294	1,452,026	1,710,749	1,727,032	1,531,517	**14,199,944**
Offshore	**2,736,765**	2,975,800	3,161,266	3,462,709	3,448,387	3,064,783	**22,070,685**
Total volume of trading transactions	**9,436,863**	10,222,442	11,960,157	13,640,517	13,969,977	13,540,560	**76,103,734**
Gross trading profit	**479,754**	453,496	522,356	534,485	496,550	475,221	**3,868,984**
Income (loss) before income taxes and equity in earnings (losses)	**6,688**	5,419	(149,904)	54,922	57,504	33,900	**53,935**
Net income (loss)	**15,036**	2,060	(117,729)	17,230	20,113	15,117	**121,258**
At year-end:							
Total assets	**5,320,604**	5,584,353	6,511,841	7,388,101	7,550,347	7,644,002	**42,908,097**
Total shareholders' equity	**342,297**	324,301	354,017	475,253	512,929	560,589	**2,760,460**
Interest-bearing debt	**3,428,363**	3,736,136	4,546,681	4,915,046	4,935,317	4,916,219	**27,648,089**
	Yen						U.S. dollars
Amounts per 100 shares:							
Basic earnings (loss)	**¥1,006**	¥138	¥(7,880)	¥1,153	¥1,346	¥1,012	**$8.11**
Diluted earnings (loss)	**940**	138	(7,880)	1,054	1,289	1,010	**7.58**
Cash dividends	**—**	—	300	600	600	600	**—**

Note: U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing exchange rate of ¥124 to US$1 as of March 31, 2001.

Operating Environment

In the fiscal year ended March 31, 2001, the Japanese economy benefited from favorable corporate earnings and strong IT investments. At the same time, personal consumption lacked vigor, owing to depressed unemployment and income levels. From the second half of the year, the economy became stagnant amid plunging exports to the United States and elsewhere in Asia.

The U.S. and other Asian economies decelerated after performing well in the first half of the term. In contrast, European economies continued to expand steadily.

Total Volume of Trading Transactions

Marubeni's total volume of trading transactions on a consolidated basis declined ¥785.6 billion, or 7.7%, to ¥9,436.9 billion (US$76,104 million).

Trading Transactions by Type

Domestic transactions fell ¥816.5 billion, or 17.9%, to ¥3,754.7 billion (US$30,279 million). This was mainly because of decreases in Textile, Machinery and Agri-Marine Products. Exports declined ¥65.5 billion, or 5.2%, to ¥1,184.7 billion (US$9,554 million), owing to Metals and Machinery. Imports rose ¥335.5 billion, or 23.5%, to ¥1,760.8 billion (US$14,200 million). This was due primarily to gains in Energy. Offshore transactions were down ¥239.0 billion, or 8.0%, to ¥2,736.8 billion (US$22,071 million), reflecting a reduction in Machinery, which overshadowed an improvement in Energy.

By Region

Total volume of trading transactions in Japan dipped ¥266.8 billion, or 2.9%, to ¥8,946.8 billion (US$72,152 million), reflecting reductions in Textile and Transportation Machinery. Transactions in North America advanced ¥58.8 billion, or 4.6%, to ¥1,347.8 billion (US$10,869 million), primarily due to an increase in Energy. European transactions fell ¥65.3 billion, or 16.2%, to ¥338.9 billion (US$2,733 million), mainly because of decreases in the transaction volume of overseas corporate subsidiaries. In Asia and Oceania, transactions plunged ¥225.1 billion, or 24.3%, to ¥702.4 billion (US$5,665 million), also chiefly owing to reduced transaction volume of overseas corporate subsidiaries. Transactions in other regions increased ¥54.2 billion, or 7.4%, to ¥788.0 billion (US$6,355 million).

Total Volume of Trading Transactions and Gross Trading Profit by Operating Segment

IT Business transactions gained ¥57.9 billion, or 14.7%, to ¥451.1 billion (US$3,638 million), on the strength of growth in the information and telecommunications sectors. Gross trading profit in this segment was up ¥4.0 billion, or 10.8%, to ¥41.3 billion (US$333 million).

Utility & Infrastructure transactions dropped ¥31.4 billion, or 6.9%, to ¥424.6 billion (US$3,424 million), primarily owing to a fall in offshore transactions. Gross trading profit in this segment soared ¥4.2 billion, or 70.1%, to ¥10.1 billion (US$82 million), because of increases in overseas electric power business.

Plant & Ship transactions were down ¥186.1 billion, or 26.7%, to ¥511.4 billion (US$4,124 million), mainly because of a decline in projects for Southeast Asia. Higher earnings from other overseas operations helped raise gross trading profit ¥600 million, or 3.2%, to ¥20.2 billion (US$163 million).

Transportation & Industrial Machinery transactions fell ¥303.3 billion, or 26.6%, to ¥836.5 billion


Trading Transactions by Type
(Years ended March 31)
(Trillions of yen)
16
12
8
4
0
14.0
13.6
12.0
10.2
9.4
1997
1998
1999
2000
2001
Offshore
Import
Export
Domestic

(US$6,746 million), mainly because of a decline in automobile trading. Gross trading profit was down ¥5.1 billion, or 8.7%, to ¥53.2 billion (US$429 million), primarily stemming from reduced construction machinery exports and slower domestic operations.

Energy transactions climbed ¥442.4 billion, or 30.1%, to ¥1,911.1 billion (US$15,412 million), in line with rising oil prices. Gross trading profit increased ¥4.6 billion, or 17.3%, to ¥31.3 billion (US$252 million), chiefly owing to an increase in overseas resource development projects.

Metals & Mineral Resources transactions improved ¥17.3 billion, or 3.4%, to ¥523.8 billion (US$4,225 million), primarily as a result of expanded aluminum ingot trading. Gross trading profit advanced ¥1.2 billion, or 8.8%, to ¥15.5 billion (US$125 million), in line with higher earnings from overseas businesses.

Iron & Steel transactions were down ¥34.7 billion, or 6.1%, to ¥530.0 billion (US$4,274 million), mainly as a result of a decline in steel pipe exports. Gross trading profit dropped ¥1.6 billion, or 5.8%, to ¥25.5 billion (US$206 million), because of the reduced profitability of export transactions.

Chemicals transactions increased ¥43.1 billion, or 7.7%, to ¥601.5 billion (US$4,851 million), on the strength of expanded offshore transactions. Gross trading profit slipped ¥100 million, or 0.3%, however, to ¥29.6 billion (US$238 million), as a downturn in overseas operations offset increased exports of electronic materials.

Forest Products & General Merchandise transactions decreased ¥37.4 billion, or 4.5%, to ¥794.3 billion (US$6,406 million), primarily following a fall in domestic construction materials transactions. Gross trading profit slipped ¥1.2 billion, or 2.6%, to ¥44.0 billion (US$355 million) because of a decline in leisure-related operations, which overshadowed increased imports of pulp.

Agri-Marine Products transactions dipped ¥21.0 billion, or 2.0%, to ¥1,052.8 billion (US$8,490 million), mainly owing to a fall in trading following a review of low-profitability domestic businesses. Gross trading profit was down ¥1.4 billion, or 2.1%, to ¥65.0 billion (US$525 million), chiefly because of a downturn in feed and livestock businesses.

Textile transactions plunged ¥183.5 billion, or 27.3%, to ¥488.9 billion (US$3,943 million), primarily due to reduced domestic transactions. Gross trading profit was unchanged, at ¥30.6 billion (US$247 million).

Development & Construction transactions fell ¥37.7 billion, or 15.4%, to ¥207.5 billion (US$1,673 million), mainly owing to a decline in domestic realty transactions. Gross trading profit rocketed ¥18.0 billion, or 161.4%, to ¥29.1 billion (US$235 million), as Marubeni became free of evaluation losses charged on real estate for sale in the fiscal year ended March 31, 2000.

Transactions of **domestic branches and offices** were down ¥104.6 billion, or 19.4%, to ¥435.2 billion (US$3,510 million), primarily because of a downturn in domestic transactions in the Development & Construction and Iron & Steel businesses. Gross trading profit rose ¥2.3 billion, or 25.7%, to ¥11.4 billion (US$92 million), as the Company became free of evaluation losses charged on real estate for sale in the fiscal year ended March 31, 2000.

Transactions of **overseas corporate subsidiaries and branches** plummeted ¥608.1 billion, or 33.1%, to ¥1,229.3 billion (US$9,914 million), stemming from the



Gross Trading Profit
(Years ended March 31)
(Billions of yen)
540
405
270
135
0
497
534
522
453
480
1997
1998
1999
2000
2001



Net Income
(Years ended March 31)
(Billions of yen)
24
16
8
0
−200
20.1
17.2
−117.7
2.1
15.0
1997
1998
1999
2000
2001



Diluted Earnings per 100 Shares
(Years ended March 31)
(Yen)
1,400
1,050
700
350
0
−8,000
1,289
1,054
−7,880
138
940
1997
1998
1999
2000
2001

yen's appreciation and declines in exports and offshore transactions. Gross trading profit improved ¥1.0 billion, or 1.5%, however, to ¥69.9 billion (US$564 million), as a result of increased earnings in the United States.

Costs, Expenses and Earnings

As a result of the above factors, gross trading profit advanced ¥26.3 billion, or 5.8%, to ¥479.8 billion (US$3,869 million).

Operating profit soared ¥25.2 billion, or 154.0%, to ¥41.5 billion (US$335 million). This was due to an ¥11.2 billion decrease in selling, general and administrative expenses in keeping with cost-cutting efforts, which partially offset a ¥12.3 billion increase in the provision for doubtful accounts.

Income before income taxes and equity in earnings gained ¥1.3 billion, or 23.4%, to ¥6.7 billion (US$54 million). This was despite a ¥47.0 billion decrease in gains on investment securities, and reflected a gain on property and equipment, which was a loss in the previous fiscal year, and reduced interest expense.

Net income rocketed ¥13.0 billion, or 629.9%, to ¥15.0 billion (US$121 million). This was despite higher income taxes and reflected a ¥13.2 billion increase in equity in earnings.

Financial Position

Consolidated total assets at the end of the fiscal year ended March 31, 2001, amounted to ¥5,320.6 billion (US$42,908 million), down ¥263.7 billion, or 4.7%. This reflected reductions in investment securities and long-term notes, loans and accounts receivable as part of a review of unprofitable transactions, operational adjustments and divestments.

Consolidated interest-bearing debt dropped ¥307.8 billion, or 8.2%, to ¥3,428.4 billion (US$27,648 million), in keeping with asset trimming. Net interest-bearing debt after deducting cash and cash equivalents and time deposits was down ¥238.6 billion, or 7.2%, to ¥3,089.8 billion (US$24,918 million).

Shareholders' equity increased ¥18.0 billion, or 5.5%, to ¥342.3 billion (US$2,760 million), owing to a rise in retained earnings. Consequently, the net debt-to-equity ratio improved 1.23 percentage points, to 9.03.

Cash Flows

Net cash provided by operating activities decreased ¥5.4 billion, or 2.9%, to ¥179.3 billion (US$1,446 million). This reflected a higher net income and reductions in notes and accounts receivable and inventories owing to efforts to improve capital efficiency, offset by a high prepaid-pension expense.

Net cash provided by investing activities fell ¥69.0 billion, or 26.9%, to ¥188.0 billion (US$1,516 million). This stemmed from lower proceeds from sales and redemptions of securities and other investments, and decreased collection of loans receivable.

Net cash used in financing activities increased ¥138.8 billion, or 23.3%, to ¥456.1 billion (US$3,678 million), owing to a smaller net decrease in payments of short-term loans and long-term debt as a result of a reduction in net cash provided by operating and investment activities.

As a result of these factors, as well as the effect of fluctuations in foreign exchange markets, cash and cash equivalents at year-end were down ¥75.5 billion, or 18.6%, to ¥329.8 billion (US$2,660 million).


Total Assets
(At March 31)
(Trillions of yen)
10.0
7.5
5.0
2.5
0
7.6
7.4
6.5
5.6
5.3
1997
1998
1999
2000
2001


Interest-bearing Debt
(At March 31)
(Trillions of yen)
5.00
3.75
2.50
1.25
0
4.9
4.9
4.5
3.7
3.4
1997
1998
1999
2000
2001


Shareholders' Equity
(At March 31)
(Billions of yen)
600
450
300
150
0
513
475
354
324
342
1997
1998
1999
2000
2001

CONSOLIDATED BALANCE SHEETS

Marubeni Corporation
At March 31, 2001 and 2000

Assets	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Current assets:			
Cash and cash equivalents *(Notes 2 and 14)*	¥ 329,811	¥ 405,308	$ 2,659,766
Time deposits *(Notes 6 and 14)*	8,713	2,391	70,266
Investment securities *(Notes 2, 3, 6 and 14):*			
Marketable equity securities	383	233,401	3,089
Other	87,027	189,918	701,831
Notes and accounts receivable - trade *(Notes 5 and 6):*			
Notes receivable	294,082	289,573	2,371,629
Accounts receivable	1,233,961	1,255,919	9,951,298
Due from affiliated companies	145,123	123,327	1,170,347
Allowance for doubtful accounts	(26,832)	(16,693)	(216,387)
Inventories *(Notes 2 and 6)*	481,227	489,860	3,880,863
Advance payments to suppliers	76,146	85,710	614,081
Deferred income taxes *(Note 9)*	27,886	5,729	224,887
Prepaid expenses and other current assets	115,309	149,432	929,911
Total current assets	2,772,836	3,213,875	22,361,581
Investments and long-term receivables:			
Affiliated companies *(Notes 2 and 4)*	289,575	289,490	2,335,282
Securities and other investments *(Notes 2, 3, 6 and 14):*			
Marketable equity securities	204,414	34,172	1,648,500
Other	447,968	459,276	3,612,645
Notes, loans and accounts receivable - trade, net of unearned interest, less allowance for doubtful accounts of ¥102,894 million ($829,790 thousand) in 2001 and ¥125,319 million in 2000 *(Notes 2, 5, 6 and 14)*	512,036	588,916	4,129,323
Property leased to others, at cost, less accumulated depreciation of ¥104,203 million ($840,347 thousand) in 2001 and ¥85,778 million in 2000 *(Notes 2 and 6)*	302,161	307,725	2,436,782
Total investments and long-term receivables	1,756,154	1,679,579	14,162,532
Property and equipment, at cost *(Notes 2 and 6):*			
Land and land improvements	188,930	190,163	1,523,629
Buildings	321,377	316,331	2,591,750
Equipment	306,441	263,190	2,471,298
	816,748	769,684	6,586,677
Accumulated depreciation	(284,028)	(260,114)	(2,290,548)
Net property and equipment	532,720	509,570	4,296,129
Prepaid pension cost *(Note 8)*	84,507	–	681,508
Deferred income taxes *(Note 9)*	83,899	99,802	676,605
Other assets	90,488	81,527	729,742
Total assets	¥5,320,604	¥5,584,353	$42,908,097

See accompanying notes.

Liabilities and shareholders' equity	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Current liabilities:			
Short-term loans *(Notes 6, 7 and 14)*	¥ 835,663	¥ 950,767	$ 6,739,218
Current portion of long-term debt *(Notes 6, 7 and 14)*	475,842	526,258	3,837,435
Notes and accounts payable - trade:			
Notes and acceptances payable *(Note 6)*	282,169	248,291	2,275,556
Accounts payable	796,750	755,144	6,425,403
Due to affiliated companies	48,845	44,596	393,911
Advance payments received from customers	46,824	44,263	377,613
Income taxes *(Note 9)*	9,459	25,172	76,282
Deferred income taxes *(Note 9)*	1,720	9,355	13,871
Accrued expenses and other current liabilities	227,939	223,024	1,838,219
Total current liabilities	2,725,211	2,826,870	21,977,508
Long-term debt, less current portion *(Notes 6, 7 and 14)*	2,193,789	2,299,965	17,691,847
Employees' retirement benefits *(Notes 2 and 8)*	13,960	90,105	112,581
Deferred income taxes *(Note 9)*	14,766	14,674	119,081
Minority interests in consolidated subsidiaries	30,581	28,438	246,620
Commitments and contingent liabilities *(Note 16)*			
Shareholders' equity *(Note 10):*			
Common stock, ¥50 par value:			
Authorized shares - 3,000,000,000			
Issued and outstanding shares - 1,494,021,081 in 2001 and 2000	194,039	194,039	1,564,830
Additional paid-in capital	216,993	216,993	1,749,944
Retained earnings	21,664	6,628	174,710
Accumulated other comprehensive loss *(Notes 3, 8, 9 and 11)*	(90,398)	(93,357)	(729,016)
Cost of common stock in treasury - 3,766 shares in 2001 and 4,238 shares in 2000	(1)	(2)	(8)
Total shareholders' equity	342,297	324,301	2,760,460
Total liabilities and shareholders' equity	¥5,320,604	¥5,584,353	$42,908,097

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Marubeni Corporation
Years ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	2001
Total volume of trading transactions *(Notes 2, 4 and 12)*	¥9,436,863	¥10,222,442	¥11,960,157	$76,103,734
Gross trading profit	¥ 479,754	¥ 453,496	¥ 522,356	$ 3,868,984
Expenses:				
Selling, general and administrative expenses	400,356	411,511	458,217	3,228,678
Provision for doubtful accounts *(Note 5)*	37,916	25,655	51,294	305,774
Total	438,272	437,166	509,511	3,534,452
Operating profit	41,482	16,330	12,845	334,532
Other income (expenses):				
Interest expense, net of interest income: 2001, ¥ 75,262 million ($606,952 thousand); 2000, ¥ 88,174 million; 1999, ¥127,839 million	(29,532)	(32,584)	(36,160)	(238,161)
Dividends	7,692	5,221	5,996	62,032
Gain (loss) on investment securities *(Note 3)*	2,318	49,326	(100,905)	18,694
Gain (loss) on property and equipment	3,738	(4,782)	517	30,145
Other - net *(Notes 2 and 13)*	(19,010)	(28,092)	(32,197)	(153,307)
Total	(34,794)	(10,911)	(162,749)	(280,597)
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	6,688	5,419	(149,904)	53,935
Provision for income taxes *(Note 9)*:				
Current	21,784	39,949	30,155	175,677
Deferred	(13,258)	(32,932)	(69,012)	(106,919)
	8,526	7,017	(38,857)	68,758
Loss before equity in earnings (losses) of affiliated companies	(1,838)	(1,598)	(111,047)	(14,823)
Equity in earnings (losses) of affiliated companies - net (after income tax effects) *(Notes 4 and 9)*	16,874	3,658	(6,682)	136,081
Net income (loss)	¥ 15,036	¥ 2,060	¥ (117,729)	$ 121,258

	Yen			U.S. dollars
Basic earnings (loss) per 100 shares *(Note 2)*	¥ 1,006	¥ 138	¥ (7,880)	$ 8.11
Diluted earnings (loss) per 100 shares *(Note 2)*	¥ 940	¥ 138	¥ (7,880)	$ 7.58

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Marubeni Corporation
Years ended March 31, 2001, 2000 and 1999

	Millions of yen						Thousands of U.S. dollars (Note 1)	
	2001		2000		1999		2001	
Common stock:								
Balance at beginning of year	¥194,039		¥194,039		¥194,039		$1,564,830	
Balance at end of year	¥194,039		¥194,039		¥194,039		$1,564,830	
Additional paid-in capital:								
Balance at beginning of year	¥216,993		¥216,993		¥216,993		$1,749,944	
Balance at end of year	¥216,993		¥216,993		¥216,993		$1,749,944	
Retained earnings:								
Balance at beginning of year	¥ 6,628		¥9,050		¥131,261		$ 53,452	
Net income (loss)	15,036	¥ 15,036	2,060	¥ 2,060	(117,729)	¥(117,729)	121,258	$ 121,258
Cash dividends	–		(4,482)		(4,482)		–	
Balance at end of year	¥ 21,664		¥ 6,628		¥9,050		$ 174,710	
Accumulated other comprehensive loss *(Note 11)*:								
Balance at beginning of year	¥ (93,357)		¥ (66,065)		¥ (67,040)		$ (752,879)	
Unrealized (losses) gains on investment securities, net of reclassification *(Note 3)*		(37,568)		7,772		22,331		(302,968)
Currency translation adjustments, net of reclassification		10,362		(34,347)		(17,820)		83,565
Minimum pension liability adjustment *(Note 8)*		30,165		(717)		(3,536)		243,266
Other comprehensive income (loss), net of tax	2,959	2,959	(27,292)	(27,292)	975	975	23,863	23,863
Comprehensive income (loss)		¥ 17,995		¥ (25,232)		¥(116,754)		$ 145,121
Balance at end of year	¥ (90,398)		¥ (93,357)		¥ (66,065)		$ (729,016)	
Cost of common stock in treasury:								
Balance at beginning of year	¥ (2)		¥ –		¥ –		$ (16)	
Treasury stock sold (repurchased)	1		(2)		–		8	
Balance at end of year	¥ (1)		¥ (2)		¥ –		$ (8)	

Disclosure of reclassification amount for the year ended:	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	2001
Unrealized (losses) gains on investment securities arising during the period	¥ (43,951)	¥ 34,839	¥ (30,144)	$ (354,444)
Less: reclassification adjustment for losses (gains) included in net income (loss)	6,383	(27,067)	52,475	51,476
Net unrealized (losses) gains	¥ (37,568)	¥ 7,772	¥ 22,331	$ (302,968)
Currency translation adjustments arising during period-gains (losses)	¥ 13,688	¥ (34,820)	¥ (19,155)	$ 110,387
Less: reclassification adjustment for (gains) losses included in net income (loss)	(3,326)	473	1,335	(26,822)
Net currency translation adjustments	¥ 10,362	¥ (34,347)	¥ (17,820)	$ 83,565

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Marubeni Corporation
Years ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	2001
Operating activities				
Net income (loss)	¥ 15,036	¥ 2,060	¥ (117,729)	$ 121,258
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	69,914	59,807	57,712	563,823
Provision for doubtful accounts	37,916	25,655	51,294	305,774
Equity in (earnings) losses of affiliated companies - net	(16,874)	(3,658)	6,682	(136,081)
(Gain) loss on investment securities	(2,318)	(49,326)	100,905	(18,694)
(Gain) loss on property and equipment	(3,738)	4,782	(517)	(30,145)
Valuation losses on real estate inventories	–	21,447	14,904	–
Deferred income taxes	(13,258)	(32,932)	(69,012)	(106,919)
Changes in operating assets and liabilities:				
Notes and accounts receivable	64,461	174,861	341,107	519,847
Inventories	20,495	45,359	64,830	165,282
Advance payments to suppliers and prepaid expenses and other current assets	5,678	132	76,639	45,790
Prepaid pension cost	(84,507)	–	–	(681,508)
Notes, acceptances and accounts payable	55,801	(58,418)	(240,164)	450,008
Advance payments received from customers and accrued and other current liabilities	23,354	(42,304)	(65,051)	188,339
Income taxes	(15,923)	19,086	(2,109)	(128,411)
Other	23,268	18,150	12,923	187,645
Net cash provided by operating activities	179,305	184,701	232,414	1,446,008
Investing activities				
Proceeds from sales and redemptions of securities and other investments	283,634	383,829	554,037	2,287,371
Purchases of securities and other investments	(133,590)	(201,968)	(242,386)	(1,077,339)
Proceeds from sales of property and equipment and property leased to others	65,830	47,132	20,499	530,887
Purchases of property and equipment and property leased to others	(95,430)	(71,410)	(131,742)	(769,597)
Collection of loans receivable	148,999	231,471	199,056	1,201,605
Loans made to customers	(56,724)	(124,384)	(280,273)	(457,452)
Other	(24,726)	(7,664)	(20,090)	(199,403)
Net cash provided by investing activities	187,993	257,006	99,101	1,516,072
Financing activities				
Net decrease in short-term loans	(150,052)	(531,110)	(171,625)	(1,210,097)
Proceeds from long-term debt	374,323	743,908	733,146	3,018,734
Payments of long-term debt	(680,791)	(803,192)	(770,337)	(5,490,250)
Cash dividends paid	–	(4,482)	(4,505)	–
Sale (purchase) of treasury stock	1	(2)	–	8
Other	394	–	–	3,178
Net cash used in financing activities	(456,125)	(594,878)	(213,321)	(3,678,427)
Effect of exchange rate changes on cash and cash equivalents	13,330	(20,887)	(19,653)	107,500
Net (decrease) increase in cash and cash equivalents	(75,497)	(174,058)	98,541	(608,847)
Cash and cash equivalents at beginning of year	405,308	579,366	480,825	3,268,613
Cash and cash equivalents at end of year	¥ 329,811	¥405,308	¥ 579,366	$2,659,766
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	¥ 108,358	¥124,521	¥ 168,972	$ 873,855
Income taxes	37,707	20,863	32,287	304,089
Non-cash investing activities:				
Exchange of assets:				
Fair value of assets received	23,039	–	–	185,798
Carrying value of assets surrendered	28,005	–	–	225,847

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marubeni Corporation
Years ended March 31, 2001, 2000 and 1999

1. Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, maintains its books and records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded on the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America. The principal adjustments are: (1) recognition of installment sales on the accrual basis, (2) foreign currency translation, (3) recognition of the value ascribed to warrants, (4) accounting for pension costs, (5) accounting for certain investments in debt and marketable equity securities, (6) deferred gain on sales of property for tax purposes, and (7) accounting for impairment of long-lived assets.

Certain reclassifications have been made in the 2000 and 1999 financial statements to conform to the presentation for 2001.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2001 is included solely for the convenience of readers outside Japan and has been made at ¥124 to $1, the exchange rate prevailing on March 31, 2001. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2. Significant Accounting Policies

Consolidation The consolidated financial statements of the Company include the accounts of domestic and foreign subsidiaries (together, the "Companies"). Significant intercompany transactions and accounts have been eliminated.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although the actual results could differ from those estimates, management does not believe that any differences would materially affect the consolidated financial statements of the Company.

Cash equivalents The Company considers deposits in banks and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Trading securities Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in gain (loss) on investment securities.

Held-to-maturity securities Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in gain (loss) on investment securities.

Available-for-sale securities Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in gain (loss) on investment securities. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost).

Investments The Companies' investments in affiliated companies are stated at cost, adjusted for equity in their undistributed earnings or accumulated losses since acquisition. Other investments are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans The Companies apply the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), which was amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" (SFAS 118), for impaired loans. The allowance for credit losses related to the loans that are identified for evaluation is based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal.

Leases The Companies lease vessels, buildings and equipment to customers and other third parties. Finance leases are included in current and non-current accounts receivable in the balance sheet. Operating leases are presented separately as property leased to others in the balance sheet.

Depreciation Depreciation of property and equipment (including property leased to others) is determined by the declining-balance or the straight-line method at rates based on the estimated useful lives of the respective assets.

Long-lived assets Long-lived assets held and used are written down to the fair value of the assets if the sum of the expected future cash flows is less than the carrying amount of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill Goodwill is included in other assets, and is amortized by the straight-line method over 5 to 40 years.

Employees' retirement benefits The Company and certain of its subsidiaries apply Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (SFAS 87), for their unfunded lump-sum retirement plans and contributory funded pension plans.

Trading transactions The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as principal and those in which the Companies act as agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The total volume of trading transactions includes the sales value of all transactions in which the Companies participate, regardless of the form of such transactions. Gross trading profit principally consists of gross profit on sales transactions and commissions on agency transactions. Shipping and handling costs are included in the gross trading profit.

Other income (expenses) Other-net in other income (expenses) includes losses incurred in liquidating subsidiaries and affiliated companies of ¥9,233 million ($74,460 thousand), ¥7,841 million and ¥7,900 million for the years ended March 31, 2001, 2000 and 1999, respectively.

Futures contracts The Company and certain of its subsidiaries enter into commodity futures contracts principally as a means of hedging the risks associated with certain inventories and commitments. Market value changes are recognized in income when the associated transactions have been consummated. Gain and losses on futures contracts held for trading purposes are included in gross trading profit.

Foreign exchange contracts and foreign currency swap agreements The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts and foreign currency swap agreements principally to hedge their assets or liabilities denominated in foreign currencies to minimize the effect of foreign currency fluctuations. Market value differences are recognized in income and are offset against the foreign exchange differences in the underlying assets and liabilities. The discounts and premiums on foreign exchange contracts are amortized over the lives of the respective contracts and included in determining net income. The Company and certain of its subsidiaries also enter into foreign currency option contracts to hedge against foreign currency fluctuations.

Interest rate swap agreements The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities, loans receivable, short-term loans and long-term debt to floating interest rates. Net interest income/expense under the agreements is accrued as earned/incurred and is included in determining net income. Interest rate swaps which are entered into in order to reduce the impact of changes in interest rates on available-for-sale securities are included in other current assets or liabilities, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses on interest rate swap agreements held for trading purposes are included in other income (expenses) - net.

Earnings/loss per 100 shares of common stock The computation of basic earnings/loss per 100 shares of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings/loss per share is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities. For additional disclosures regarding convertible debentures, refer to Note 7.

The following table sets forth the computation of basic and diluted earnings/loss per 100 shares:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
Numerator:				
Net income (loss) (numerator for basic earnings (loss) per 100 shares)	¥ **15,036**	¥ 2,060	¥ (117,729)	**$ 121,258**
Effect of dilutive securities:				
Convertible debentures	**407**	–	–	**3,282**
Numerator for diluted earnings (loss) per 100 shares	¥ **15,443**	¥ 2,060	¥ (117,729)	**124,540**
Denominator:				
Denominator for basic earnings (loss) per 100 shares - weighted average shares	**1,494,018,855**	1,494,018,962	1,494,021,081	
Effect of dilutive securities:				
Convertible debentures	**148,869,326**	–	–	
Denominator for diluted earnings (loss) per 100 shares - adjusted weighted average shares and assumed conversions	**1,642,888,181**	1,494,018,962	1,494,021,081	
	yen			U.S. dollars
Basic earnings (loss) per 100 shares	¥ **1,006**	¥ 138	¥ (7,880)	**$ 8.11**
Diluted earnings (loss) per 100 shares	¥ **940**	¥ 138	¥ (7,880)	**$ 7.58**

The convertible debentures issued in 1986 with a rate of 2.1%, in 1988 with a rate of 2.0% and in 1996 with a rate of 0.85% were dilutive for the year ended March 31, 2001, and antidilutive for the years ended March 31, 2000 and 1999.

Recently issued accounting standards In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), amended by Statement No. 137 "Accounting for Derivatives and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which is required to be adopted in years beginning after June 15, 2000. SFAS 133 will require the Companies to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Companies will adopt SFAS 133 effective April 1, 2001. The adoption of SFAS 133 did not have a significant effect on the earnings of the Companies as of April 1, 2001.

3. Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2001 and 2000:

Available-for-sale securities

	Millions of yen							
	2001				2000			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 70,512	¥ 1,243	¥ (528)	¥ 71,227	¥ 163,647	¥ 7,713	¥ (534)	¥ 170,826
Other debt securities	147	–	–	147	1,879	224	(151)	1,952
Total debt securities	70,659	1,243	(528)	71,374	165,526	7,937	(685)	172,778
Marketable equity securities	–	–	–	–	198,230	57,697	(34,005)	221,922
Total	¥ 70,659	¥ 1,243	¥(528)	¥ 71,374	¥ 363,756	¥ 65,634	¥ (34,690)	¥ 394,700
Non-current:								
Corporate bonds	¥ 75,121	¥ 1,408	¥ (20,989)	¥ 55,540	¥ 42,513	¥ –	¥ –	¥ 42,513
Other debt securities	1,254	238	–	1,492	–	–	–	–
Total debt securities	76,375	1,646	(20,989)	57,032	42,513	–	–	42,513
Marketable equity securities	204,462	43,925	(43,973)	204,414	17,887	19,821	(3,536)	34,172
Total	¥ 280,837	¥ 45,571	¥ (64,962)	¥ 261,446	¥ 60,400	¥ 19,821	¥ (3,536)	¥ 76,685

	Thousands of U.S. dollars			
Current:				
Corporate bonds	$ 568,645	$ 10,024	$ (4,258)	$ 574,411
Other debt securities	1,186	–	–	1,186
Total debt securities	569,831	10,024	(4,258)	575,597
Marketable equity securities	–	–	–	–
Total	$ 569,831	$ 10,024	$ (4,258)	$ 575,597
Non-current:				
Corporate bonds	$ 605,815	$ 11,354	$(169,266)	$ 447,903
Other debt securities	10,113	1,919	–	12,032
Total debt securities	615,928	13,273	(169,266)	459,935
Marketable equity securities	1,648,887	354,234	(354,621)	1,648,500
Total	$2,264,815	$367,507	$(523,887)	$2,108,435

Held-to-maturity securities

	Millions of yen							
	2001				2000			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 15,647	¥ 213	¥ –	¥ 15,860	¥ 16,783	¥ 332	¥ (35)	¥ 17,080
Other debt securities	6	–	–	6	357	8	–	365
Total	¥ 15,653	¥ 213	¥ –	¥ 15,866	¥ 17,140	¥ 340	¥ (35)	¥ 17,445
Non-current:								
Corporate bonds	¥ 132,035	¥ 581	¥ (2,563)	¥ 130,053	¥ 208,681	¥ 1,073	¥ (2,437)	¥ 207,317
Other debt securities	369	–	–	369	1,012	20	–	1,032
Total	¥ 132,404	¥ 581	¥ (2,563)	¥ 130,422	¥ 209,693	¥ 1,093	¥ (2,437)	¥ 208,349

	Thousands of U.S. dollars			
Current:				
Corporate bonds	$ 126,185	$ 1,718	$ –	$ 127,903
Other debt securities	49	–	–	49
Total	$ 126,234	$ 1,718	$ –	$ 127,952
Non-current:				
Corporate bonds	$1,064,798	$ 4,685	$ (20,669)	$1,048,814
Other debt securities	2,976	–	–	2,976
Total	$1,067,774	$ 4,685	$ (20,669)	$1,051,790

In addition to the securities listed above, the Company held trading securities of ¥383 million ($3,089 thousand) and ¥11,479 million, which are equal to their fair value, as of March 31, 2001 and 2000, respectively. The net unrealized holding loss and gain on trading securities included in earnings for the year ended March 31, 2001 and 2000 amounted to ¥40 million ($322 thousand) and ¥1,804 million, respectively.

The proceeds from sales of available-for-sale securities amounted to ¥88,515 million ($713,831 thousand), ¥170,931 million and ¥88,109 million for the years ended March 31, 2001, 2000 and 1999, respectively. Gross realized gains on sales of available-for-sale securities totaled ¥26,559 million ($214,185 thousand), ¥54,531 million and ¥33,691 million, and gross realized losses totaled ¥1,349 million ($10,879 thousand), ¥8,927 million and ¥34,434 million for the years ended March 31, 2001, 2000 and 1999, respectively.

At March 31, 1999, the Company wrote down certain investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥99,592 million.

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2001 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

	Available-for-sale securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 13,989	¥ 14,025	$ 112,815	$ 113,105
Due after one year through five years	128,733	109,898	1,038,169	886,274
Due after five years	4,312	4,483	34,774	36,153
Total debt securities	147,034	128,406	1,185,758	1,035,532
Marketable equity securities	204,462	204,414	1,648,887	1,648,500
Total	¥ 351,496	¥ 332,820	$ 2,834,645	$ 2,684,032

	Held-to-maturity securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 15,653	¥ 15,866	$ 126,234	$ 127,952
Due after one year through five years	24,998	25,247	201,597	203,605
Due after five years	107,406	105,175	866,177	848,185
Total	¥ 148,057	¥ 146,288	$ 1,194,008	$ 1,179,742

4. Affiliated Companies

Investments in and amounts due from affiliated companies at March 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Capital investments	¥ 202,144	¥ 199,799	$ 1,630,193
Long-term receivables	87,431	89,691	705,089
	¥ 289,575	¥ 289,490	$ 2,335,282

The financial information of affiliated companies at March 31, 2001 and 2000 and for the years ended March 31, 2001, 2000 and 1999, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Total assets	¥ 3,037,328	¥ 3,128,742	$ 24,494,581
Total liabilities	2,700,365	2,683,338	21,777,137
Net assets	¥ 336,963	¥ 445,404	$ 2,717,444

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Net sales	¥ 3,084,618	¥ 2,188,986	¥ 2,021,973	$ 24,875,951
Net income	43,169	9,112	2,186	348,137

The Companies' sales to and purchases from affiliated companies for the years ended March 31, 2001, 2000 and 1999 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Sales	¥ 445,241	¥ 388,030	¥ 417,529	$3,590,653
Purchases	608,587	624,282	515,283	4,907,960

The unamortized balances of the excess of the cost of the investments in affiliated companies over the Companies' equity in the net assets at the dates of acquisition amounted to ¥12,446 million ($100,371 thousand) and ¥22,700 million at March 31, 2001 and 2000, respectively.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥11,874 million ($95,758 thousand) and ¥8,293 million at March 31, 2001 and 2000, respectively, with corresponding aggregate quoted market values of ¥21,583 million ($174,056 thousand) and ¥9,193 million.

5. Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Balance at beginning of year	¥ 142,012	¥ 129,462	¥ 85,792	$1,145,258
Provision	37,916	25,655	51,294	305,774
Charge-offs	(51,304)	(10,844)	(6,067)	(413,742)
Other	1,102	(2,261)	(1,557)	8,887
Balance at end of year	¥ 129,726	¥ 142,012	¥ 129,462	$1,046,177

At March 31, 2001 and 2000, the recorded investments in loans that are considered to be impaired under SFAS 114 were ¥240,123 million ($1,936,476 thousand) and ¥176,492 million, respectively, and the allowance for credit losses related to those loans were ¥108,240 million ($872,903 thousand) and ¥107,323 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or believed to be collectible. The average recorded investments in impaired loans were ¥214,609 million ($1,730,718 thousand), ¥148,432 million and ¥120,882 million for the years ended March 31, 2001, 2000 and 1999, respectively. The Companies generally recognize interest income on impaired loans on a cash basis, which was not significant for the years ended March 31, 2001, 2000 and 1999.

6. Pledged Assets

The following table summarizes assets pledged as collateral for the Companies' obligations at March 31, 2001 and 2000:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Time deposits	¥ 1,124	¥ 1,370	$ 9,065
Investment securities, securities and other investments	102,046	98,121	822,952
Notes, loans and accounts receivable - trade (current and non-current)	53,859	76,147	434,347
Inventories	30,798	23,194	248,371
Property leased to others, net of accumulated depreciation	22,034	20,319	177,694
Property and equipment, net of accumulated depreciation	60,062	61,588	484,371
	¥ 269,923	¥ 280,739	$ 2,176,800

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Short-term loans	¥ 26,922	¥ 30,833	$ 217,113
Long-term debt	82,919	99,477	668,702
Guarantees of contracts, etc.	23,667	22,002	190,863
	¥ 133,508	¥ 152,312	$ 1,076,678

In addition, acceptances payable at March 31, 2001 and 2000 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Companies have, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Companies' transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Companies and no such rights have been exercised.

7. Short-Term Loans and Long-Term Debt

Short-term loans at March 31, 2001 and 2000 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Short-term loans from banks and others	¥ 789,567	¥ 913,711	$ 6,367,476
Commercial paper	46,096	37,056	371,742
	¥ 835,663	¥ 950,767	$ 6,739,218

The weighted average interest rates on the primary short-term loans outstanding at March 31, 2001 and 2000 were 0.67% and 0.64%, respectively.

Long-term debt at March 31, 2001 and 2000 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
4.0% reverse dual currency notes due 2005	¥ 18,800	¥ 18,800	$ 151,613
2.95% notes due 2000	–	20,000	–
2.8% notes due 2002	38,100	38,100	307,258
2.5% notes due 2001	18,500	18,500	149,194
3.0% notes due 2002	10,000	10,000	80,645
1.22% notes due 2000	–	5,000	–
1.4% notes due 2001	5,000	5,000	40,323
1.5% notes due 2000	–	5,000	–
1.7% notes due 2001	5,000	5,000	40,323
1.5% notes due 2000	–	5,000	–
1.5% notes due 2000	–	5,000	–
1.7% notes due 2001	6,000	6,000	48,387
1.85% notes due 2001	7,000	7,000	56,452
Floating rate notes due 2000 with prepayment options and extension	–	10,000	–
2.0% notes due 2002	30,000	30,000	241,935
2.0% notes due 2003	15,000	15,000	120,968
2.0% notes due 2003	45,000	45,000	362,903
2.12% notes due 2004	5,000	5,000	40,323
1.6% notes due 2002	34,900	35,000	281,452
2.0% notes due 2003	12,500	12,500	100,806
2.0% notes due 2003	22,000	22,000	177,419
2.5% notes due 2004	10,000	10,000	80,645
2.3% notes due 2004	8,000	8,000	64,516
1.5% notes due 2002	15,000	15,000	120,968
2.0% notes due 2003	30,000	30,000	241,935
2.0% notes due 2003	25,000	25,000	201,613
2.0% notes due 2003	5,000	5,000	40,323
2.37% notes due 2004	7,000	7,000	56,452
2.13% notes due 2005	8,000	–	64,516
1.52% notes due 2004	12,000	–	96,774
1.75% notes due 2008 with prepayment options	5,000	–	40,323
1.2% notes due 2004	10,000	–	80,645
2.1% convertible debentures due 2001	588	588	4,742
2.0% convertible debentures due 2000	–	2,140	–
0.85% convertible debentures due 2006	78,765	78,765	635,202
Japanese yen floating rate JGB futures-linked Series A/B bonds due 2000	–	16,000	–
Medium-term notes due from 2000 to 2008 principally at rates from 0.2% to 8.1% or at floating rates	210,004	308,146	1,693,581
Loans from government-owned banks and government agencies:			
Secured, due serially through 2016 principally at rates from 1.9% to 6.7%	38,998	48,783	314,500
Unsecured, due serially through 2014 principally at rates from 0.3% to 6.9%	177,675	171,757	1,432,863
Loans principally from banks and insurance companies:			
Secured, due serially through 2024 principally at rates from 1.5% to 8.8%	43,921	50,694	354,202
Unsecured, due serially through 2014 principally at rates from 0.2% to 8.9%	1,618,942	1,669,339	13,055,984
Other	92,938	57,111	749,497
	2,669,631	2,826,223	21,529,282
Less current portion	475,842	526,258	3,837,435
	¥ 2,193,789	¥ 2,299,965	$ 17,691,847

To hedge against exposure related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To hedge against exposure to changes in interest rates and foreign currency exchange rates, the Company and certain of its subsidiaries enter into several interest rate swap agreements, including interest rate and currency swap agreements. The interest rate swap agreements primarily change the fixed interest rates on the principal of certain short-term loans and long-term debt into floating interest rates. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

The indentures covering the 2.1% convertible debentures due 2001 issued in September 1986 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥537.3 ($5.07), adjusted as a result of the free share distribution in May 1988, the issuance of common stock in July 1989 and the issuance of the 0.85% convertible debentures due 2006, and (2) the debentures are redeemable at the option of the Company at 100% of the principal amounts. The indentures also set a limit on the payment of cash dividends based on the earnings of the Company as determined in accordance with accounting principles generally accepted in Japan.

The indentures covering the 0.85% convertible debentures due 2006 issued in November 1996 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥539 ($5.08), and (2) the debentures are redeemable at the option of the Company at prices ranging from 100% to 103% of the principal amounts after March 31, 2002.

Long-term debt subsequent to March 31, 2001 matures as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2002	¥ 475,842	$ 3,837,435
2003	489,519	3,947,734
2004	487,229	3,929,266
2005	272,595	2,198,347
2006	321,520	2,592,903
Thereafter	622,926	5,023,597

Certain agreements provide that earlier repayment may be required if, in the judgement of the lenders, the Company has achieved higher than expected earnings or received sufficient proceeds from the issuance of common stock or debentures to repay its loans. To date, none of the lenders has made such a request.

Certain of the long-term debt agreements stipulate, among other things, that the Companies, upon request, submit for the lenders' approval the proposed appropriations of income, including dividends, before such appropriations can be submitted to the shareholders. The Companies have never received such a request.

8. Employees' Retirement Benefits

The Company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustees covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 1991, the Company amended its contributory funded pension plan to combine the plan with the pension benefits normally provided under the Welfare Pension Insurance Law of Japan. The combined welfare pension plan, in general, covers all employees and provides for pension payments for life commencing at age 60 or lump-sum payments upon severance.

At retirement, the Company's employees are entitled to benefits from both the lump-sum retirement plan and the combined welfare pension plan. A larger portion of the total benefits is paid from the combined welfare pension plan than from the lump-sum retirement plan.

The Company contributes to the combined welfare plan amounts which are actuarially determined by independent actuaries. The plan assets primarily consist of Japanese government bonds, corporate bonds and marketable equity securities.

During the year ended March 31, 2001, the Company contributed ¥95,000 million of cash to a trust which was established to provide pension benefits and is legally segregated from the Company. This contribution was made to improve the funding of the benefit plans.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the Company's and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	¥ 242,538	¥ 220,774	$ 1,955,952
Service cost	10,375	11,835	83,669
Interest cost	7,197	7,193	58,040
Actuarial gains and losses	2,165	21,595	17,460
Foreign currency exchange rate changes	1,075	(1,231)	8,669
Benefits paid	(13,427)	(17,628)	(108,282)
Plan amendment	(1,685)	–	(13,589)
Projected benefit obligation at end of year	248,238	242,538	2,001,919
Change in plan assets			
Fair value of plan assets at beginning of year	136,533	116,931	1,101,073
Actual return on plan assets	(11,523)	17,925	(92,928)
Foreign currency exchange rate changes	1,122	(1,261)	9,048
Employees' contributions	899	952	7,250
Employer's contribution	108,262	10,779	873,081
Benefits paid	(7,670)	(8,793)	(61,855)
Fair value of plan assets at end of year	227,623	136,533	1,835,669
Funded status	(20,615)	(106,005)	(166,250)
Unrecognized net transition obligation being recognized over 15 years	1,865	2,486	15,040
Unrecognized prior service cost	5,430	7,869	43,790
Unrecognized net loss	86,841	74,300	700,331
Net amount recognized	¥ 73,521	¥ (21,350)	$ 592,911
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost - current	¥ 574	¥ 644	$ 4,629
Prepaid benefit cost - noncurrent	84,507	–	681,508
Accrued benefit liability	(13,960)	(90,105)	(112,581)
Intangible assets	2,067	10,199	16,669
Accumulated other comprehensive income, gross of tax	333	57,912	2,686
Net amount recognized	¥ 73,521	¥ (21,350)	$ 592,911

The components of net pension expense of the Company's and certain subsidiaries' plans for the years ended March 31, 2001, 2000 and 1999 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Service cost - benefits earned during the year	¥ 10,375	¥ 11,835	¥ 12,102	$ 83,669
Interest cost on projected benefit obligation	7,197	7,193	7,601	58,040
Expected return on plan assets	(4,882)	(4,430)	(4,684)	(39,371)
Net amortization and deferrals	5,434	4,816	4,375	43,823
Employees' contributions	(899)	(952)	(1,008)	(7,250)
Net pension expense	¥ 17,225	¥ 18,462	¥ 18,386	$ 138,911

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Aggregate projected benefit obligation	¥ 239,457	¥ 223,657	$ 1,931,105
Aggregate fair value of plan assets	218,078	128,096	1,758,694

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Aggregate accumulated benefit obligation	¥ 25,189	¥ 218,007	$ 203,137
Aggregate fair value of plan assets	11,229	127,848	90,556

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years ended March 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Discount rates	3.0%	3.0%	3.5%
Weighted average rates of increases in future salary levels	3.4%	3.2%	3.2%
Expected long-term rates of return on plan assets	3.5%	3.5%	4.0%

9. Income Taxes

The significant components of deferred tax assets and deferred tax liabilities at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Deferred tax assets:			
Allowance for doubtful accounts	¥ 38,506	¥ 37,976	$ 310,532
Inventories	7,786	9,877	62,790
Investment securities	6,588	–	53,129
Employees' retirement benefits	7,464	31,827	60,194
Unrealized profit	18,722	17,001	150,984
Investments in affiliated companies	19,086	16,603	153,919
Foreign currency	78	3,841	629
Net operating loss carryforwards	29,367	35,781	236,831
Other	13,750	16,920	110,887
Total deferred tax assets	141,347	169,826	1,139,895
Valuation allowance	(22,845)	(29,824)	(184,234)
Net deferred tax assets	118,502	140,002	955,661
Deferred tax liabilities:			
Investment securities	–	36,858	–
Property and equipment	14,155	14,769	114,153
Installment sales	–	817	–
Undistributed earnings	2,073	2,435	16,718
Other	6,975	3,621	56,250
Total deferred tax liabilities	23,203	58,500	187,121
Net deferred tax assets	¥ 95,299	¥ 81,502	$ 768,540

The net changes in the valuation allowance for deferred tax assets were ¥6,979 million ($56,282 thousand) of decrease and ¥6,954 million of increase for the years ended March 31, 2001 and 2000, respectively.

At March 31, 2001, certain of the Company's subsidiaries have net operating loss carryforwards of ¥90,572 million ($730,419 thousand), of which ¥65,924 million ($531,645 thousand) will expire through 2020, and ¥24,648 million ($198,774 thousand) has no expiration date.

Effective March 31, 1999, separate new tax legislation was enacted in Japan reducing the Company's and its domestic subsidiaries' statutory income tax rate from 47% to 42% for fiscal years ending after March 31, 1999. Deferred income tax balances have been adjusted to reflect the revised rates, which increased 1999 income taxes by ¥5,546 million.

Taxes on income applicable to the Company would normally result in a statutory tax rate of approximately 42%, 42% and 47% for the years ended March 31, 2001, 2000 and 1999, respectively. A reconciliation of the statutory income tax rate to the effective income tax rates expressed as a percentage of income before income taxes and equity in earnings is as follows:

	2001	**2000**	**1999**
Statutory income tax rate	**42.0%**	42.0%	(47.0)%
Tax effect of subsidiaries' operations	**88.0**	145.6	10.8
Tax effect of permanent differences	**3.4**	(42.6)	6.9
Difference in tax rates of foreign subsidiaries	**(31.5)**	(28.2)	0.0
Tax effect on undistributed earnings of subsidiaries and other	**18.6**	19.4	1.3
Effect of tax rate change	**–**	–	3.7
Other	**7.0**	(6.7)	(1.6)
Effective income tax rates	**127.5%**	129.5%	(25.9)%

Total income taxes recognized for the years ended March 31, 2001, 2000 and 1999 are applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2001	**2000**	**1999**	**2001**
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**¥ 8,526**	¥ 7,017	¥ (38,857)	**$ 68,758**
Equity in earnings (losses) of affiliated companies	**(1,064)**	(298)	(5,516)	**(8,581)**
Other comprehensive income	**1,570**	299	14,617	**12,661**
Total income taxes	**¥ 9,032**	¥ 7,018	¥ (29,756)	**$ 72,838**

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on the undistributed earnings of the Company's foreign subsidiaries which amounted to ¥81,040 million ($653,548 thousand) and ¥82,907 million at March 31, 2001 and 2000, respectively. The Company considers such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

10. Shareholders' Equity

Under the Commercial Code, certain capital transactions result in amounts being recorded in the common stock account at greater than par value although the nominal par value of such shares remains at ¥50.

At the adjusted conversion price, 1,094,360 shares of common stock were reserved at March 31, 2001 for conversion of the 2.1% convertible debentures issued in 1986. At the conversion price, 146,131,725 shares of common stock were reserved at March 31, 2001 for conversion of the 0.85% convertible debentures issued in 1996.

The amount of retained earnings available for dividends under the Commercial Code is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Commercial Code.

Retained earnings of the Company totaling ¥18,843 million ($151,960 thousand) were designated as a legal reserve at March 31, 2001 and 2000, which are not available for dividends. Under the Commercial Code, amounts equal to at least 10% of cash dividends and other cash appropriations of retained earnings must be set aside as a legal reserve until the reserve equals 25% of common stock.

Under the Commercial Code, the amount of increased net assets due to the unrealized gains is deducted from the net assets used in determining retained earnings available for dividends. Such an amount included in the retained earnings was ¥20 million ($161 thousand) at March 31, 2001.

After giving effect to the restrictions in the indentures described in Note 7, the legal reserve requirements and the unrealized gains described above, retained earnings of the Company available for the payment of cash dividends amounted to ¥19,483 million ($157,121 thousand) at March 31, 2001.

11. Other Comprehensive Income (Loss)

The amount of income tax expenses and benefit allocated to each component of other comprehensive income (loss) for the years ended March 31, 2001, 2000 and 1999 was as follows:

2001	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Unrealized losses on investment securities arising during period	¥ (74,870)	¥ 30,919	¥ (43,951)
Less: reclassification adjustments for losses included in net income	11,121	(4,738)	6,383
Net unrealized losses	(63,749)	26,181	(37,568)
Currency translation adjustments arising during period	13,958	(270)	13,688
Less: reclassification adjustments for gains included in net income	(3,259)	(67)	(3,326)
Net currency translation adjustments	10,699	(337)	10,362
Minimum pension liability adjustment	57,579	(27,414)	30,165
Other comprehensive income	¥ 4,529	¥ (1,570)	¥ 2,959

2001	Thousands of U.S. dollars		
Unrealized losses on investment securities arising during period	$ (603,790)	$ 249,346	$ (354,444)
Less: reclassification adjustments for losses included in net income	89,685	(38,209)	51,476
Net unrealized losses	(514,105)	211,137	(302,968)
Currency translation adjustments arising during period	112,564	(2,177)	110,387
Less: reclassification adjustments for gains included in net income	(26,282)	(540)	(26,822)
Net currency translation adjustments	86,282	(2,717)	83,565
Minimum pension liability adjustment	464,347	(221,081)	243,266
Other comprehensive income	$ 36,524	$ (12,661)	$ 23,863

2000	Millions of yen		
Unrealized gains on investment securities arising during period	¥ 57,935	¥ (23,096)	¥ 34,839
Less: reclassification adjustments for gains included in net income	(45,604)	18,537	(27,067)
Net unrealized gains	12,331	(4,559)	7,772
Currency translation adjustments arising during period	(38,827)	4,007	(34,820)
Less: reclassification adjustments for losses included in net income	740	(267)	473
Net currency translation adjustments	(38,087)	3,740	(34,347)
Minimum pension liability adjustment	(1,237)	520	(717)
Other comprehensive loss	¥ (26,993)	¥ (299)	¥ (27,292)

1999	Millions of yen		
Unrealized losses on investment securities arising during period	¥ (57,015)	¥ 26,871	¥ (30,144)
Less: reclassification adjustments for losses included in net loss	100,335	(47,860)	52,475
Net unrealized gains	43,320	(20,989)	22,331
Currency translation adjustments arising during period	(22,479)	3,324	(19,155)
Less: reclassification adjustments for losses included in net loss	1,797	(462)	1,335
Net currency translation adjustments	(20,682)	2,862	(17,820)
Minimum pension liability adjustment	(7,046)	3,510	(3,536)
Other comprehensive income	¥ 15,592	¥ (14,617)	¥ 975

The accumulated balance of each component of accumulated other comprehensive income (loss) at March 31, 2001, 2000 and 1999 was as follows:

	Millions of yen			
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Minimum pension liability adjustment	Accumulated other comprehensive income (losses)
Balance at March 31, 1998	¥ (6,777)	¥ (34,158)	¥ (26,105)	¥ (67,040)
Change in the period	22,331	(17,820)	(3,536)	975
Balance at March 31, 1999	15,554	(51,978)	(29,641)	(66,065)
Change in the period	7,772	(34,347)	(717)	(27,292)
Balance at March 31, 2000	**23,326**	**(86,325)**	**(30,358)**	**(93,357)**
Change in the period	**(37,568)**	**10,362**	**30,165**	**2,959**
Balance at March 31, 2001	**¥ (14,242)**	**¥ (75,963)**	**¥ (193)**	**¥ (90,398)**
	Thousands of U.S. dollars			
Balance at March 31, 2000	**$ 188,113**	**$ (696,169)**	**$ (244,823)**	**$ (752,879)**
Change in the period	**(302,968)**	**83,565**	**243,266**	**23,863**
Balance at March 31, 2001	**$ (114,855)**	**$ (612,604)**	**$ (1,557)**	**$ (729,016)**

12. Segment Information

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. Effective April 1, 2000, the Company changed its operating segments to twelve segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. These segments are outlined as follows:

IT Business: This group handles information technology-related businesses such as IP network infrastructures, overseas communication plants, cellular phones, whole and retail sales of hardware and software for personal computers, medical healthcare, BS/CS broadcasting, ASP/ISP and others, both domestically and internationally.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and garbage businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Plant and ship: This group builds and delivers a wide variety of plants and participates in investments in plant businesses both domestically and internationally. In addition, it operates, leases, holds and navigates cargo boats and tankers.

Transportation and industrial machinery: This group imports and exports vehicles, construction machines, agricultural machines, economical and industrial machines, airplanes, defense-related machines and aerospace-related machines both domestically and internationally, and markets them in Japan.

Energy: This group is composed of products related to energy such as oil, gas, nuclear energy and coal. It also enters into various sorts of businesses which benefit from the development of resources through such as retail gas stations.

Metals and mineral resources: This group produces, processes and sells light metals both domestically and internationally, in addition to processing and selling raw materials steel and light metals internationally.

Iron and steel: This group trades, produces, processes and sells iron and steel products both domestically and internationally, and also develops E-commerce businesses.

Chemicals: This group handles various chemical products from raw materials to hi-tech products as well as IT-related products in response to the various needs of its domestic and international consumers.

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and wallpaper, and takes part in afforestation projects in Japan and internationally.

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials, and fodder and manure in addition to distributing these products on a worldwide basis.

Textile: With one consistent organization handling various textile-related goods from raw materials through products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Development and construction: This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

Domestic branches and offices: Domestic branches and offices are located at many places in Japan, including the Hokkaido, Tohoku, Chubu, Chugoku-Shikoku, Kyushu areas, and handle various merchandise and carry out related activities.

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located all over the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

The Companies' operating segment information for the years ended March 31, 2001 and 2000, were as follows:

	Millions of yen							
Year ended March 31, 2001	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
Total volume of trading transactions:								
Outside customers	¥ 444,564	¥ 424,372	¥ 505,369	¥ 814,057	¥1,909,479	¥ 470,489	¥ 483,958	¥ 574,741
Inter-segment	6,536	194	6,027	22,442	1,670	53,352	46,016	26,790
Total	¥ 451,100	¥ 424,566	¥ 511,396	¥ 836,499	¥1,911,149	¥ 523,841	¥ 529,974	¥ 601,531
Gross trading profit	¥ 41,328	¥ 10,126	¥ 20,188	¥ 53,179	¥ 31,258	¥ 15,517	¥ 25,524	¥ 29,571
Segment net income (loss)	¥ (3,526)	¥ (3,524)	¥ (14,002)	¥ (10,489)	¥ 8,383	¥ 2,738	¥ (2,366)	¥ 3,803
Segment assets	¥ 303,382	¥ 198,623	¥ 573,658	¥ 447,078	¥ 318,981	¥ 207,470	¥ 251,544	¥ 180,367
Depreciation and amortization	¥ 2,810	¥ 3,554	¥ 3,690	¥ 21,155	¥ 4,342	¥ 2,458	¥ 962	¥ 4,087
Expenditures for segment assets	¥ 17,632	¥ 1,884	¥ 1,358	¥ 23,035	¥ 16,976	¥ 252	¥ 592	¥ 2,231

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 759,723	¥1,029,812	¥ 483,641	¥ 206,892	¥ 408,320	¥ 893,807	¥ 27,639	¥9,436,863
Inter-segment	34,604	22,951	5,255	620	26,869	335,478	(588,804)	–
Total	¥ 794,327	¥1,052,763	¥ 488,896	¥ 207,512	¥ 435,189	¥1,229,285	¥ (561,165)	¥9,436,863
Gross trading profit	¥ 43,987	¥ 65,040	¥ 30,570	¥ 29,123	¥ 11,426	¥ 69,936	¥ 2,981	¥ 479,754
Segment net income (loss)	¥ 8,014	¥ 8,679	¥ (3,462)	¥ (5,381)	¥ 1,126	¥ (1,363)	¥ 26,406	¥ 15,036
Segment assets	¥ 381,894	¥ 350,086	¥ 184,097	¥ 426,304	¥ 170,607	¥ 559,145	¥ 767,368	¥5,320,604
Depreciation and amortization	¥ 3,695	¥ 4,220	¥ 568	¥ 3,016	¥ 281	¥ 8,562	¥ 6,514	¥ 69,914
Expenditures for segment assets	¥ 2,681	¥ 4,140	¥ 323	¥ 3,592	¥ 77	¥ 21,681	¥ (1,024)	¥ 95,430

	Thousands of U.S. dollars							
Year ended March 31, 2001	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
Total volume of trading transactions:								
Outside customers	$3,585,194	$3,422,355	$4,075,556	$6,564,976	$15,399,024	$3,794,266	$3,902,887	$4,635,008
Inter-segment	52,709	1,564	48,605	180,984	13,468	430,258	371,097	216,048
Total	$3,637,903	$3,423,919	$4,124,161	$6,745,960	$15,412,492	$4,224,524	$4,273,984	$4,851,056
Gross trading profit	$ 333,290	$ 81,661	$ 162,806	$ 428,863	$ 252,081	$ 125,137	$ 205,839	$ 238,476
Segment net income (loss)	$ (28,435)	$ (28,419)	$ (112,919)	$ (84,589)	$ 67,605	$ 22,081	$ (19,081)	$ 30,669
Segment assets	$2,446,629	$1,601,798	$4,626,274	$3,605,468	$ 2,572,427	$1,673,145	$2,028,581	$1,454,573
Depreciation and amortization	$ 22,661	$ 28,661	$ 29,758	$ 170,605	$ 35,016	$ 19,823	$ 7,758	$ 32,960
Expenditures for segment assets	$ 142,194	$ 15,194	$ 10,952	$ 185,766	$ 136,903	$ 2,032	$ 4,774	$ 17,992

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	$6,126,798	$8,304,935	$3,900,331	$1,668,484	$3,292,903	$7,208,121	$ 222,896	$76,103,734
Inter-segment	279,065	185,089	42,379	5,000	216,686	2,705,468	(4,748,420)	–
Total	$6,405,863	$8,490,024	$3,942,710	$1,673,484	$3,509,589	$9,913,589	$(4,525,524)	$76,103,734
Gross trading profit	$ 354,734	$ 524,516	$ 246,532	$ 234,863	$ 92,145	$ 564,000	$ 24,041	$ 3,868,984
Segment net income (loss)	$ 64,629	$ 69,992	$ (27,919)	$ (43,395)	$ 9,081	$ (10,992)	$ 212,950	$ 121,258
Segment assets	$3,079,790	$2,823,274	$1,484,653	$3,437,935	$1,375,863	$4,509,234	$ 6,188,453	$42,908,097
Depreciation and amortization	$ 29,798	$ 34,032	$ 4,581	$ 24,323	$ 2,266	$ 69,048	$ 52,533	$ 563,823
Expenditures for segment assets	$ 21,621	$ 33,387	$ 2,605	$ 28,968	$ 621	$ 174,847	$ (8,259)	$ 769,597

Millions of yen

Year ended March 31, 2000	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
Total volume of trading transactions:								
Outside customers	¥ 386,635	¥ 454,947	¥ 683,127	¥1,111,570	¥1,455,955	¥ 449,066	¥ 513,697	¥ 537,940
Inter-segment	6,567	1,038	14,326	28,270	12,763	57,506	51,005	20,519
Total	¥ 393,202	¥ 455,985	¥ 697,453	¥1,139,840	¥1,468,718	¥ 506,572	¥ 564,702	¥ 558,459
Gross trading profit	¥ 37,314	¥ 5,953	¥ 19,571	¥ 58,274	¥ 26,638	¥ 14,268	¥ 27,107	¥ 29,659
Segment net income (loss)	¥ 1,294	¥ (6,582)	¥ 1,982	¥ (4,622)	¥ 1,801	¥ 968	¥ 1,034	¥ 6,004
Segment assets	¥ 253,267	¥ 208,564	¥ 590,000	¥ 558,715	¥ 262,336	¥ 208,555	¥ 259,025	¥ 170,080
Depreciation and amortization	¥ 762	¥ 144	¥ 3,818	¥ 20,252	¥ 3,158	¥ 1,000	¥ 1,544	¥ 824
Expenditures for segment assets	¥ 3,819	¥ 985	¥ 4,384	¥ 21,496	¥ 3,235	¥ 113	¥ 887	¥ 280

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 800,296	¥1,059,016	¥665,193	¥ 244,192	¥ 512,136	¥1,311,476	¥ 37,196	¥10,222,442
Inter-segment	31,470	14,753	7,178	977	27,654	525,877	(799,903)	–
Total	¥ 831,766	¥1,073,769	¥672,371	¥ 245,169	¥ 539,790	¥1,837,353	¥ (762,707)	¥10,222,442
Gross trading profit	¥ 45,142	¥ 66,421	¥ 30,615	¥ 11,141	¥ 9,093	¥ 68,936	¥ 3,364	¥ 453,496
Segment net income (loss)	¥ 15,441	¥ 7,643	¥ (2,429)	¥ (14,928)	¥ 83	¥ (1,386)	¥ (4,243)	¥ 2,060
Segment assets	¥ 358,983	¥ 338,981	¥198,394	¥ 465,881	¥ 163,837	¥ 583,518	¥ 964,217	¥ 5,584,353
Depreciation and amortization	¥ 3,963	¥ 5,951	¥ 601	¥ 3,805	¥ 282	¥ 6,340	¥ 7,363	¥ 59,807
Expenditures for segment assets	¥ 3,677	¥ 5,470	¥ 236	¥ 14,347	¥ 53	¥ 8,813	¥ 3,615	¥ 71,410

The accounting policies of the reportable segments are the accounting principles generally accepted in Japan.

Corporate and elimination includes differences in accounting principles generally accepted in Japan and those in the United States of America. The principal differences are described in Note 1.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

The segment information to conform to the new segments for the year ended March 31, 1999 was not restated as it would be impracticable.

Total volumes of trading transactions by country are as follows:

Country	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Thousands of U.S. dollars 2001
Japan	¥ 6,780,133	¥ 7,338,374	¥ 8,157,481	$54,678,492
United States of America	1,091,601	1,045,834	1,849,499	8,803,234
Singapore	248,814	220,840	251,881	2,006,565
Other	1,316,315	1,617,394	1,701,296	10,615,443
Total	¥ 9,436,863	¥10,222,442	¥11,960,157	$76,103,734

Total volumes of trading transactions are attributed to countries based on the location of operations.

Long-lived assets by country are as follows:

Country	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Thousands of U.S. dollars 2001
Japan	¥ 571,326	¥ 607,467	¥ 641,924	$ 4,607,468
United States of America	127,608	93,761	96,455	1,029,097
Australia	26,903	25,589	32,434	216,959
Other	109,044	90,478	110,143	879,387
Total	¥ 834,881	¥ 817,295	¥ 880,956	$ 6,732,911

Total volumes of trading transactions with external customers by product for the years ended March 31, 2001 and 2000, were as follows:

Product	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars 2001
Machinery	¥ 2,360,973	¥ 2,970,731	$ 19,040,105
Energy	1,988,217	1,567,157	16,034,008
Metals	1,326,967	1,411,970	10,701,347
Chemicals	909,064	904,459	7,331,161
Forest products and general merchandise	901,502	962,224	7,270,178
Agri-marine products	1,139,875	1,288,648	9,192,540
Textile	587,368	818,025	4,736,839
Development and construction	222,897	299,228	1,797,556
Total	¥ 9,436,863	¥ 10,222,442	$ 76,103,734

The information to conform to the new category for the year ended March 31, 1999 was not presented as it would be impracticable. There is no concentration by customer.

13. Foreign Currency Transactions

Gains or losses resulting from the settlement and remeasurement of receivables and payables denominated in currencies other than the functional currencies and incurred in the course of normal trading activities of the Companies are considered a portion of merchandise costs and are included in gross trading profit in the accompanying consolidated statements of operations. It is not feasible to segregate these cost elements from total merchandise costs.

Net foreign currency transaction gains and losses included in other income (losses) - net amounted to ¥4,645 million ($37,460 thousand) of gains for the year ended March 31, 2001 and ¥13,794 million and ¥6,288 million of losses for the years ended March 31, 2000 and 1999, respectively. Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

14. Financial Instruments

Risk management The Company and certain of its subsidiaries have separate departments which confirm its financial transactions with the counterparties from the departments which execute them. In addition, the Company has as its "middle-office" a "Risk Management Division," which is strictly independent of its Finance Department, in its Tokyo Head Office. The Risk Management Division independently performs direct confirmation procedures with the counterparties to each transaction and the month-end outstanding balances, analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financial risks. Furthermore, the Risk Management Division obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically, and strengthens the Company's unified global control over derivative transactions.

Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized to hedge related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control.

Foreign exchange contracts The Company and certain of its subsidiaries utilize foreign exchange contracts to hedge transactions and balances denominated in foreign currencies.

Interest rate swap agreements, including interest rate and currency swap agreements The Company and certain of its subsidiaries utilize interest rate swap agreements principally to reduce the impact of changes in interest rates on interest-bearing assets and liabilities. In addition, the Company and certain of its subsidiaries enter into interest rate swap agreements for trading purposes.

Commodity future contracts The Company and certain of its subsidiaries utilize futures contracts primarily to hedge the risks associated with certain inventories or commitments.

Other derivative instruments The Company and certain of its subsidiaries utilize option contracts primarily to hedge the risks associated with changes in interest rates and exchange rates, the fair value of which totaled ¥201 million ($1,621 thousand) of assets and ¥275 million of liabilities as of March 31, 2001 and 2000. In addition, the Company and certain of its subsidiaries enter into other derivative contracts for trading purposes, the fair value of which totaled ¥131 million ($1,056 thousand) of assets and ¥209 million of liabilities as of March 31, 2001 and 2000.

Fair value of financial instruments The estimated fair value of the financial instruments of the Companies has been determined using the available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amount of the portion of the portfolio for which fair value could not be estimated was ¥258,532 million ($2,084,935 thousand) and ¥207,070 million at March 31, 2001 and 2000, respectively, and represents the original cost of this portion of the portfolio, which management believes is not impaired.

Long-term notes, loans and accounts receivable - trade: the fair value of long-term notes, loans and accounts receivable - trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to borrowers for similar long-term notes, loans and accounts receivable - trade with similar credit ratings. The fair value of accounts receivable with collectibility concerns is reflected at their carrying value less the related allowance for doubtful accounts.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

The carrying amounts and fair value of financial instruments and the notional amount, carrying amounts and fair value of interest rate swap agreements, foreign exchange contracts and commodity futures contracts held for other than trading at March 31, 2001 and 2000 were as follows (amounts in parentheses represent liabilities):

	Millions of yen					
	2001			2000		
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Short-term investments in debt securities ..	-	¥ 87,027	¥ 87,240	–	¥ 189,918	¥ 190,223
Long-term investments in debt securities ...	-	189,436	187,454	–	252,206	250,862
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	-	512,036	512,192	–	588,916	589,166
Long-term debt	-	(2,669,631)	(2,722,369)	–	(2,826,223)	(2,869,913)
Interest rate swaps	¥ 1,894,977	(434)	53,156	¥ 1,980,099	1,940	42,340
Foreign exchange contracts	314,279	191	665	292,626	(98)	(319)
Commodity futures contracts	458,133	193	193	215,037	92	92

	Thousands of U.S. dollars		
	2001		
	Notional amount	Carrying amount	Fair value
Short-term investments in debt securities ..	-	$ 701,831	$ 703,548
Long-term investments in debt securities ...	-	1,527,710	1,511,726
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	-	4,129,323	4,130,581
Long-term debt	-	(21,529,282)	(21,954,589)
Interest rate swaps	$ 15,282,073	(3,500)	428,677
Foreign exchange contracts	2,534,508	1,540	5,363
Commodity futures contracts	3,694,621	1,556	1,556

For interest rate swaps held for trading, the notional amounts and fair values as of March 31, 2001 and 2000, and the average fair values and net gain during the year ended at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Notional amount	¥ -	¥ 106,929	$ -
Fair value - assets	-	468	-
Average fair value - asset	178	568	1,435
Net gain	411	509	3,315

15. Concentration of Credit Risk

Although the Companies operate in a general trading business, their fields of business comprise export, import, domestic and offshore trading in a wide variety of industrial, agricultural and consumer products, and also involve all levels of the production process from planning, investment, and research and development, through production, distribution and marketing. In addition, the Companies operate in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Companies believes there is no significant concentration of credit risk among their customers or in their investments. The Companies require collateral to the extent considered necessary.

16. Commitments and Contingent Liabilities

Rental expense, primarily for office space and equipment, amounted to ¥16,450 million ($132,661 thousand), ¥18,823 million and ¥23,662 million for the years ended March 31, 2001, 2000 and 1999, respectively. At March 31, 2001, the future minimum lease payments payable and receivable under non-cancelable operating leases were as follows:

	Millions of yen		Thousands of U.S. dollars	
Year ending March 31	Payable	Receivable	Payable	Receivable
2002	¥7,628	¥10,544	$61,516	$85,032
2003	6,481	8,918	52,266	71,919
2004	4,912	6,535	39,613	52,702
2005	4,703	4,542	37,927	36,629
2006	3,101	2,543	25,008	20,508
Thereafter	8,461	3,707	68,234	29,895

The Companies had commitments to make additional investments or loans in aggregate amounts of approximately ¥56,000 million ($452 thousand) and ¥78,000 million at March 31, 2001 and 2000, respectively.

At March 31, 2001, the Companies were contingently liable as guarantors of loan obligations of ¥245,165 million ($1,977,137 thousand) in the aggregate, including ¥90,472 million ($729,612 thousand) to affiliated companies. The comparable amounts at March 31, 2000 were ¥274,119 million and ¥96,290 million, respectively.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2001 would not have a material effect on the consolidated financial position or results of operations of the Companies.

ERNST & YOUNG

Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1191
Fax: 03 3503-1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation (the "Company") as of March 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2001, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation at March 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young

May 17, 2001

CORPORATE DATA

Tokyo Head Office
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
C.P.O. Box 595, Tokyo 100-8692, Japan
Tel: (03) 3282-2111
Fax: (03) 3282-7456

Osaka Head Office
5-7, Hommachi 2-chome, Chuo-ku, Osaka 541-8588, Japan
C.P.O. Box 1000, Osaka 530-8691, Japan
Tel: (06) 6266-2111
Fax: (06) 6266-4280

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥194,039,842,190

Number of Shareholders
140,681

Number of Shares Issued and Outstanding
1,494,021,081

Number of Employees
4,855 (plus 2,218 overseas employees)

Number of Domestic Offices*
18

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
57 overseas branches & offices and 29 overseas corporate subsidiaries with 92 offices for a total of 149 offices in 75 countries

Major Stockholders
Japan Trustee Services Bank, Ltd. (Trust Account)
The Yasuda Fire & Marine Insurance Co., Ltd.
The Mitsubishi Trust & Banking Corporation (Trust Account)
The Yasuda Mutual Life Insurance Company
State Street Bank and Trust Company
The Fuji Bank, Limited
The Chase Manhattan Bank London
The Tokio Marine and Fire Insurance Company, Limited
The Sakura Bank, Limited
Nippon Life Insurance Company

Stock Listings
Sapporo, Tokyo, Nagoya, Osaka, Fukuoka, Dusseldorf and Frankfurt stock exchanges

Transfer Agent of Common Stock
Mizuho Trust & Banking Co., Ltd.

Home Page Address
http://www.marubeni.com

(As of March 31, 2001, except * as of April 1, 2001)


Marubeni
CORPORATION
http://www.marubeni.com

Printed on recycled paper in Japan